Form 10-K, Exhibit 13
period 1993-12-31
TRINOVA CORP
filed 1994-03-18
CIK 59198

-54-

EXHIBIT (13)
                                      PORTIONS OF THE 1993
                                  ANNUAL REPORT TO SHAREHOLDERS

11-Year Summary of Selected Financial Data
Years Ended December 31 (1993-1988)
(Dollars in millions, except per share data)

                                 1993        1992       1991      1990       1989      1988
Continuing Operations
Net sales                        $1,643.8   $1,695.5   $1,681.2  $1,955.4   $1,942.3  $1,781.3
Cost of products sold             1,247.4    1,307.4    1,309.1   1,477.7    1,441.4   1,294.8
Interest expense                     25.5       26.3       26.5      31.7       28.6      31.8
Income taxes (credit)                 6.6        9.6      (11.2)     29.6       29.6      51.5
Income (loss) from continuing
operations before cumulative
effect adjustment                    10.5a      14.4     (184.1)c     45.5d     33.4e    87.5g
Discontinued operations                 -          -          -         -       (1.1)f      .3
Cumulative effect adjustment        (70.2)         -          -         -          -         -
Net Income (Loss)                   (59.7)      14.4     (184.1)     45.5       32.3      87.8
Income (Loss) Attributable
to Common Stock                     (59.7)      14.4     (184.1)     45.5       32.3      91.6
Per Common Share Data
Primary
- -  Continuing operations before
   cumulative effect adjustment       .37        .51      (6.52)c    1.51d       .98e    2.53g
- -  Discontinued operations              -          -          -         -       (.03)f     .01
- -  Cumulative effect adjustment     (2.47)         -          -         -          -        -
- -  Net income (loss)                (2.10)       .51      (6.52)     1.51        .95      2.54
- -  Average shares outstanding
   (in millions)                     28.4b      28.3b      28.2b     30.2b      34.1b     36.1
Financial Position
Cash                                 20.5       26.3       26.6      25.5       23.0      37.1
Plants and properties-net           386.8      405.5      434.5     467.2      455.8     464.1
Total assets                        972.2    1,017.4    1,070.4   1,314.2    1,361.5   1,426.7
Working capital                     162.4      178.6      123.2     242.5      322.5     407.9
Long-term debt                      246.2      239.1      177.3     195.6      203.9     279.0
Shareholders' equity                253.2      352.9      374.6     598.7      651.3     679.2
Other Data
Cash dividends per share
- -  Common                             .68        .68        .68       .68        .66       .60
- -  Preferred
Shares outstanding at Dec. 31 (in millions)
- -  Common                            28.4       28.2       28.2      28.2       33.0      34.2
- -  Preferred
Return on average
shareholders' equity                    -a       4.0%         -c      7.4%       4.8%e   13.7%
Debt-to-capitalization ratio         55.1%      50.3%      47.0%     35.5%      30.4%    34.9%
Number of employees at Dec. 31
- -  Non-U.S.                         5,094      5,948      6,516     7,935      8,835     9,251
- -  U.S.                             9,918      9,975     11,180    11,486     12,762    12,979
- -  Total                           15,012     15,923     17,696    19,421     21,597    22,230

                                              -55-

11-Year Summary of Selected Financial Data
Years Ended December 31 (1987-1983)
(Dollars in millions, except per share data)


                                 1987h      1986       1985      1984       1983
Continuing Operations
Net sales                        $1,533.2   $1,279.2   $1,114.7  $  988.3   $  454.2
Cost of products sold             1,105.6      909.7      788.2     668.1      332.6
Interest expense                     30.3       23.2       24.1      25.1        9.8
Income taxes (credit)                51.7       24.7       35.3      35.1       16.9
Income (loss) from continuing
operations before cumulative
effect adjustment                    68.3       31.4i      47.6      50.2       21.6
Discontinued operations               4.2       91.1j      27.1      20.5       18.8
Cumulative effect adjustment        (12.5)         -          -         -          -
Net Income (Loss)                    59.9      122.6       74.6      70.6       40.4
Income (Loss) Attributable
to Common Stock                      58.9      118.1       69.9      65.8       35.6
Per Common Share Data
Primary
- -  Continuing operations before
   cumulative effect adjustment      2.00        .80i      1.17      1.34        .50
- -  Discontinued operations            .12       2.68j       .73       .60        .56
- -  Cumulative effect adjustment      (.37)         -          -         -          -
- -  Net income (loss)                 1.75       3.48       1.90      1.94       1.06
- -  Average shares outstanding
   (in millions)                     33.7       33.9       36.7      33.9       33.6
Financial Position
Cash                                 24.0       17.6       25.8      20.7      123.6
Plants and properties-net           437.0      354.8      291.5     209.5      100.2
Total assets                      1,319.7    1,155.1    1,204.9     969.8      743.0
Working capital                     283.0      240.7      410.3     359.8      332.3
Long-term debt                      244.1      148.7      216.6     205.1      139.6
Shareholders' equity                614.4      549.7      716.3     529.4      493.0
Other Data
Cash dividends per share
- -  Common                             .53       .476       .447       .41        .40
- -  Preferred                       1.1875       4.75       4.75      4.75       4.75
Shares outstanding at Dec. 31
(in millions)
- -  Common                            34.1       30.2       41.5      33.9       33.5
- -  Preferred                                      .9        1.0       1.0        1.0
Return on average
shareholders' equity                 10.4%      19.9%ij    12.2%     13.7%       8.4%
Debt-to-capitalization ratio         35.7%      33.0%      27.8%     33.5%      24.1%
Number of employees at Dec. 31
- -  Non-U.S.                         7,683      7,258      7,005     6,030      2,531
- -  U.S.                            11,964     10,828     10,592     8,973      4,964
- -  Total                           19,647     18,086     17,597    15,003      7,495

                                              -56-



(a) Includes a special charge for severance and other personnel-related costs amounting to $26 million pretax, $18.2 million net ($.64 per share) and a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million pretax, $4.7 million net ($.17 per share).

(b) The Company's 6 percent convertible debentures, which are common stock equivalents, have not been included in average shares outstanding because the effect of their inclusion would be anti-dilutive. (See Note 1, Net Income (Loss) per Share, of Notes to Financial Statements.)

(c) Includes a special charge for the write-off of intangibles and other charges amounting to $166.4 million pretax, $156.4 million net ($5.54 per share) and a gain from settlement of outstanding litigation associated with the purchase and installation of automated factory equipment amounting to $2.3 million pretax, $1.4 million net ($.05 per share).

(d) Includes settlement gains associated with terminated pension plans amounting to $5.2 million pretax, $2.8 million net ($.09 per share).

(e) Includes a provision for restructuring amounting to $53 million pretax, $38.5 million net ($1.13 per share); a provision of $8 million pretax, $5 million net ($.15 per share) for costs associated with the write-down in value of a flexible manufacturing system; and a gain of $4 million pretax, $2.5 million net ($.07 per share) from the sale of certain investments.

(f) Includes a loss on the sale of the Laminated Products Group business amounting to $1.7 million pretax, $1.1 million net ($.03 per share).

(g) Includes settlement gains associated with terminated pension plans amounting to $6.1 million pretax, $3.3 million net ($.09 per share).

(h) 1987 financial statements were restated to reflect the adoption of FASB Statement No. 96 retroactive to January 1, 1987. This change in accounting method decreased net income for the year ended December 31, 1987, by $2.7 million ($.08 per share). Net income for the year ended December 31, 1987, was also decreased $12.5 million ($.37 per share) for the cumulative effect of the change in accounting related to years prior to 1987 which were not restated.

(i) Includes a provision for restructuring amounting to $49.1 million pretax, $28.4 million net ($.84 per share).

(j) Includes a gain from disposal of the Glass business and other associated gains amounting to $99.4 million pretax, $85 million net ($2.50 per share).

All applicable common share amounts and per share data have been adjusted to reflect the two-for-one common stock split in 1987 and the three-for-two common stock split in 1986.


                                     -57-

FINANCIAL REVIEW AND ANALYSIS OF OPERATIONS

Analysis of Operations

1993 Compared with 1992

The following data provide highlights for the year 1993 compared with the year
1992.
                                                                          Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                      1993          1992           (Decrease)
CONSOLIDATED
Net sales                                $1,643,841    $1,695,512           (3.0)%
Manufacturing income                        396,427       388,155            2.1
Manufacturing margin                          24.1%         22.9%
Special charge                               26,000             -              -
Operating income                             68,892*       58,980           16.8
Operating margin                               4.2%*         3.5%
Income before cumulative effect
  of accounting change                       10,511*       14,442          (27.2)
Cumulative effect to January 1, 1993,
  of accounting change, net of income
  tax benefit                               (70,229)            -              -
Net income (loss)                           (59,718)*      14,442              -
Income (Loss) per Share
Income before cumulative effect
  of accounting change                          .37*          .51          (27.5)
Cumulative effect of accounting
  change, net of income tax benefit           (2.47)            -              -
Net income (loss) per share                   (2.10)*         .51              -
Number of employees                          15,012        15,923           (5.7)

INDUSTRIAL
Net sales                                   864,590       902,794           (4.2)
Special charge                               19,200             -              -
Operating income                             17,118*       16,733            2.3
Operating margin                               2.0%*         1.9%
Order intake                                898,140       927,845           (3.2)
Order backlog at December 31                148,399       152,225           (2.5)

AUTOMOTIVE
Net sales                                   452,637       415,387            9.0
Special charge                                2,600             -              -
Operating income                             45,724*       32,291           41.6
Operating margin                              10.1%*         7.8%

AEROSPACE & DEFENSE
Net sales                                   326,614       377,331          (13.4)
Special charge                                3,600             -              -
Operating income                             26,016*       29,756          (12.6)
Operating margin                               8.0%*         7.9%
Order intake                                297,869       327,496           (9.0)
Order backlog at December 31                278,351       321,610          (13.5)

*After deducting the special charge.

Consolidated sales for 1993 were 3 percent lower than in 1992. Sales for the industrial and aerospace & defense segments declined during the year, but automotive segment sales increased. Consolidated U.S. sales increased $31.9 million, or 3.2 percent, but non-U.S. sales declined $83.6 million, or 12.2 percent. Changes in currency exchange rates accounted for nearly $51 million of the decline.

Industrial sales declined $38.2 million, or 4.2 percent, from 1992. U.S. sales increased $28.3 million, or 5.6 percent, over the prior year as key markets in the U.S. industrial sector continued to improve. Sales within industrial markets in Asia and Brazil also improved over 1992. Industrial sales in Europe, however, declined from 1992 levels, principally the result of the ongoing recession in most European countries. Including the effects of changes in currency exchange rates, industrial sales in Europe declined nearly 26 percent from the prior year.

Order intake for the industrial segment declined $29.7 million, or 3.2 percent, from 1992 levels. U.S. industrial order intake improved over 1992, as did order intake in Asia and Brazil. European order intake was, however, 27 percent lower than in 1992 and continued to reflect the severity of the ongoing recession in that region.

Automotive sales increased $37.3 million, or 9.0 percent, over 1992. U.S. automotive sales increased $37 million, or nearly 20 percent, over the prior year and include the effect of consolidation in 1993 of a joint venture that had previously been accounted for by the equity method. The Company's European automotive sales volume remained strong during 1993, but because of the negative effects of changes in currency exchange rates, the reported European sales were flat compared with 1992. Although demand for the Company's air conditioning and power steering components and systems remained strong in 1993, the continued depressed levels of European auto production and severe price competition are expected to inhibit the Company's European automotive sales growth in 1994.

Aerospace & defense sales declined $50.7 million, or 13.4 percent, from 1992. This reduction reflects the continued weak conditions in worldwide aerospace and defense markets, as both U.S. and non-U.S. sales were lower than in 1992. U.S. government defense spending has continued to decline, and commercial aircraft manufacturers have continued to cut back production schedules. Partially offsetting this trend, sales to the commercial aftermarket and repair markets continued to grow in 1993.

Order intake for the aerospace & defense segment declined $29.6 million, or 9 percent, from 1992. Due to strong orders in the fourth quarter, European orders for the year were flat compared with 1992, while order intake in the U.S. declined.

Consolidated manufacturing margin improved to 24.1 percent from 22.9 percent for 1992. Manufacturing margin for the industrial and automotive segments improved in 1993. Manufacturing margin for the aerospace & defense segment remained flat compared with 1992, although volume was 13.4 percent lower. Aggressive cost-reduction efforts and continued consolidation of operations and manufacturing processes contributed to improved margins. Liquidation of

LIFO inventory quantities reduced cost of products sold, principally benefitting the industrial segment, by $7.6 million in 1993, compared with $6.6 million in 1992. Underabsorption of manufacturing burden due to continued inventory reduction partially offset this benefit in both years.

Initiatives which were undertaken in 1992 to reduce selling and general administrative and engineering, research and development expenses (operating expenses) were aggressively pursued during 1993. Operating expenses in 1993 were $27.6 million, or 8.4 percent, lower than in 1992 and were 18.3 percent of sales in 1993, compared with 19.4 percent in 1992. The reduction in engineering, research and development expenses does not represent a reduced focus in this area, but a streamlining of efforts to achieve greater efficiency.

In the 1993 second quarter, the Company recorded a $26 million ($18.2 million after tax, or $.64 per share) provision for severance and other personnel-related costs associated with worldwide work force reductions, primarily focusing on the Company's industrial operations in Europe. The number of employees worldwide was reduced by approximately 900 persons, or 6 percent, during the year 1993. This work force reduction is, in part, the result of the 1993 and 1991 restructuring initiatives. These initiatives contributed to the improvement in manufacturing and operating margins during 1993. Restructuring payments in 1993 (net of proceeds from sale of properties) amounted to $17.4 million. This compares with restructuring payments in 1992 totaling $31.7 million. Operating income for the year ended December 31, 1993, amounted to $68.9 million after deducting the special charge of $26 million and compares with operating income for the year 1992 of $59.0 million.

Other - net deductions were $17.6 million greater in 1993 than in 1992. In the 1993 fourth quarter, the Company recognized a charge of $7 million ($4.7 million after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil. Also, other - net deductions for the year 1993 include exchange losses of $10.6 million, principally relating to Brazil, compared with $4.9 million for the year 1992.

Income before cumulative effect of accounting change amounted to $10.5 million, or $.37 per share, compared with net income of $14.4 million, or $.51 per share, in 1992. The effective tax rate for the year 1993 was 38.6 percent. Adjustment of net deferred tax assets due to the change in the statutory U.S. federal income tax rate reduced the provision for income taxes for the year ended December 31, 1993, by approximately $1 million. The effective income tax rate for the year 1992 was 39.9 percent.

The Company evaluated the realizability of deferred tax assets at December 31, 1993. Valuation allowances were provided or maintained in those taxing jurisdictions where the Company has net deductible temporary differences and net operating loss carryforwards, and sufficient positive evidence, including the ability to implement available tax planning alternatives, did not exist to conclude that the associated deferred tax assets would be realized.

In the 1993 first quarter, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company elected to recognize the transition obligation in the 1993 first quarter as the cumulative effect of a change in accounting principle, resulting in a $113.2 million charge to income

($70.2 million after tax, or $2.47 per share for the year). In addition to the cumulative effect of change in accounting, the Company's 1993 postretirement benefit cost increased $6.8 million from what it would have been had the change in accounting not been made. The Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The effect of adopting this standard was not significant to the Company's results of operations or consolidated financial position.

[Dual bar charts - See Appendix A filed hereunder]

                                     -61-

Analysis of Operations

1992 Compared with 1991

The following data provide highlights for the year 1992 compared with the year
1991.

                                                                           Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                     1992           1991           (Decrease)

CONSOLIDATED
Net sales                                $1,695,512    $1,681,212            0.9%
Manufacturing income                        388,155       372,118            4.3
Manufacturing margin                          22.9%         22.1%
Special charge                                    -       166,400              -
Operating income (loss)                      58,980      (155,876              -)*
Operating margin                               3.5%             -
Net income (loss)                            14,442      (184,079)*            -
Net income (loss) per share                     .51         (6.52)*            -
Number of employees                          15,923        17,696          (10.0)

INDUSTRIAL
Net sales                                   902,794       883,962            2.1
Special charge                                    -        88,100              -
Operating income (loss)                      16,733       (96,313)*            -
Operating margin                               1.9%             -
Order intake                                927,845       902,848            2.8
Order backlog at December 31                152,225       169,477          (10.2)

AUTOMOTIVE
Net sales                                   415,387       358,637           15.8
Special charge                                    -        47,800              -
Operating income (loss)                      32,291       (43,822)*            -
Operating margin                               7.8%             -

AEROSPACE & DEFENSE
Net sales                                   377,331       438,613          (14.0)
Special charge                                    -        30,500              -
Operating income                             29,756         4,524*             -
Operating margin                               7.9%          1.0%*
Order intake                                327,496       415,327          (21.1)
Order backlog at December 31                321,610       383,201          (16.1)


*After deducting the special charge.


Consolidated sales for 1992 were marginally higher than in 1991. Sales for the Company's automotive operations increased significantly over 1991, largely due to European market penetration. This increase was offset by reductions in the aerospace & defense segment, where cutbacks by the major airlines and reduction in defense spending reduced sales from the 1991 level. Industrial sales showed a modest gain over 1991 as the U.S. economy improved but Europe weakened. Consolidated U.S. sales declined $33 million from 1991, principally due to aerospace & defense, while non-U.S. sales increased $47 million, largely because of automotive.

Industrial sales increased $18.8 million, or 2.1 percent, over 1991. U.S. industrial sales showed improvement for the year, although certain key markets, such as construction and farm equipment, remained weak. Industrial sales in Europe declined from 1991 as recessionary conditions accelerated. Order intake for the industrial segment increased $25 million, or 2.8 percent, over 1991. This increase includes the effects of new product introductions, greater market penetration and improving market conditions. Orders in the U.S. showed gains during the year, while orders in Europe and Brazil declined.

Automotive sales increased $56.8 million, or 15.8 percent, over 1991. Demand for air conditioning and power steering products in Europe led to a strong increase in non-U.S. sales. Non-U.S. sales accounted for 53 percent of total automotive sales in 1992, compared with 46 percent in 1991. U.S. sales, after improving in the first half of the year, fell below last year's level in the second half and remained flat year-over-year.

Aerospace & defense sales declined $61.3 million, or 14 percent, from 1991. Most of this decline occurred in the United States. Sales for each of the 1992 quarterly periods were lower than the comparable 1991 periods, reflecting reductions in both defense spending and the commercial aerospace business. Declines in economic activity resulted in extension of orders in the commercial aerospace business, which pushed back the delivery of component parts to airline manufacturers during 1992. Commercial aftermarket business also declined year-over-year, but showed signs of stability near year end.

[Dual bar charts and bar chart - See Appendix A filed hereunder]

Order intake for the aerospace & defense segment declined $87.8 million, or
21.1 percent, from 1991. Order patterns continued to reflect the softness in the commercial aerospace business. U.S. defense orders have also declined in response to the lower military spending.

During 1992, the Company continued its efforts to streamline operations and improve manufacturing and distribution processes. Additional facilities were closed during the year, resulting in further consolidation of manufacturing, assembly and warehousing operations at selected facilities to improve throughput and customer service. Such actions contributed to improved margins in 1992.

Manufacturing margin for the year 1992 improved to 22.9 percent from 22.1 percent for 1991. Manufacturing margin for the automotive and aerospace & defense segments improved over 1991, while industrial margins remained at about the same level. The benefits in 1992 from continued improvements in manufacturing and distribution processes, reductions in personnel and cost savings associated with the special charge recorded in the 1991 fourth quarter, including reduced amortization of intangibles, contributed to the increased earnings. Liquidation of LIFO inventory quantities reduced cost of products sold by $6.6 million in 1992, compared with $5.7 million in 1991. Conversely, underabsorption of manufacturing burden due to inventory reduction programs partially offset this benefit in both years.

Initiatives to reduce selling and general administrative and engineering, research and development expenses (operating expenses) continued to show positive results. Operating expenses in 1992 were $32.4 million, or 9 percent, lower than in 1991. Operating expenses as a percent of sales were
19.4 percent in 1992, compared with 21.5 percent in 1991. This reduction was due in large part to significant reductions in personnel.

Operating income for the year 1992 amounted to $59.0 million, compared with an operating loss of $155.9 million in 1991 after deducting a special charge of $166.4 million.

Other-net deductions in 1992 were $4.3 million less than in 1991, largely due to lower exchange losses. Other-net deductions for 1991 included a gain from settlement of litigation associated with the purchase and installation of automated factory equipment at one of the Company's production facilities.

The effective tax rate for 1992 was 39.9 percent, compared with a benefit of
5.7 percent in 1991. In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). The Company had previously been accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 96. Financial statements for prior years were not restated, and there was no significant effect on the 1992 financial statements.

FAS 109 specifies that deferred tax assets and liabilities must be recognized for estimated future tax effects attributable to temporary differences and loss carryforwards. The Company recorded additional deferred tax assets as of January 1, 1992, amounting to approximately $29 million, attributable to temporary differences and loss carryforwards at certain non-U.S. locations. Because of the uncertainty associated with the future realization of the deferred tax assets, corresponding valuation allowances were also recorded as of January 1, 1992, in accordance with the requirements of the standard.


Effects of Inflation

The Company attempts to minimize the effects of inflation on operating costs through cost-control and productivity improvement programs. As raw material and other operating costs increase, the Company attempts to recover the increased costs through its product pricing to the extent permitted by competitive factors. The Company uses the LIFO method of accounting for substantially all of its U.S. inventories. Under this method, other than the effect of quantity liquidations when inventories are decreasing, cost of products sold as reported in the financial statements approximates current costs, thereby reducing the distortion in reported income due to increasing costs. The charges to operations for depreciation, however, represent allocations of historical costs incurred in prior years and are less than charges to income would be if productive capacity were replaced at current costs.

Liquidity, Working Capital and Capital Investment

Cash provided by operating activities during 1993 totaled $128.9 million and compares with $46.1 million in 1992. Higher earnings, after adjustment for the non-cash effects of the cumulative effect of change in accounting and the special charge, contributed to the increase in cash provided by operations. Continued inventory reductions and other working capital changes also contributed to increased cash from operating activities. Restructuring payments, amounting to $17.4 million in 1993, are net of proceeds totaling $-
19.4 million from the sale of properties. Several facilities remain to be sold at December 31, 1993.

Capital expenditures totaled $55.1 million in 1993, compared with $52.3 million in 1992. Capital spending in 1994 is expected to be moderately higher than in 1993. Dividend payments remained unchanged at $.68 per share. Debt payments, net of borrowings, totaled $57.8 million in 1993. In 1992, borrowings exceeded debt payments by $29.6 million. The debt-to-capitalization ratio was 55.1 percent, up from 50.3 percent at December 31, 1992. The increase in the debt-to-capitalization ratio was primarily the result of the first-quarter non-cash charge to income for the cumulative effect of change in accounting. This accounting change did not affect the Company's ability to comply with restrictive covenants of revolving credit agreements.

Under terms of its revolving credit agreements with several U.S. and non-U.S. banks, the Company may borrow up to $155 million. These agreements are renewable annually, are intended to support the Company's commercial paper borrowings and, to the extent not so utilized, provide domestic borrowings. There were no borrowings under these agreements or commercial paper outstanding at December 31, 1993. In addition, the Company has uncommitted arrangements with various banks to provide short-term financing as necessary. The Company expects that cash flow from operating activities and available short-term financing arrangements will be sufficient to meet normal operating requirements over the near term.

The Company or certain of its subsidiaries have been named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar state laws with respect to certain sites. In addition, the Company has undertaken corrective and preventive environmental projects of its own to achieve compliance with applicable environmental laws at certain of its facilities. The Company believes that the costs arising out of such PRP designations and the Company's compliance projects will not have a material adverse effect on the Company's consolidated financial position.

                                     -65-

QUARTERLY RESULTS OF OPERATIONS


The following is a summary of the quarterly results of operations for the years ended December 31, 1993, and 1992.

                                                        1993
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     -----------
                                             (In thousands, except per share data)

Net sales                       $ 429,169  $ 419,748  $ 393,263  $ 401,661   $1,643,841
Manufacturing income               98,231    101,919     96,260    100,017      396,427
Income (loss) before cumulative
effect of accounting change         5,634     (9,121)     9,461      4,537       10,511(a)
Cumulative effect of accounting
change                            (70,229)         -          -          -      (70,229)
Net income (loss)                 (64,595)    (9,121)     9,461      4,537      (59,718)(a)
Income (loss) per share
Income (loss) before cumulative
effect of accounting change           .20       (.32)       .33        .16          .37(a)
Cumulative effect of accounting
change                              (2.48)         -          -          -        (2.47)(c)
Net income (loss) per share         (2.28)      (.32)       .33        .16        (2.10)(a,c)
Average shares outstanding         28,296     28,345     28,434     28,512       28,405(b)


                                                        1992
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     ----------
                                         (In thousands, except per share data)

Net sales                       $ 422,644  $ 439,009  $ 402,223  $ 431,636   $1,695,512
Manufacturing income               93,409    104,173     90,978     99,595      388,155
Net income                            450      6,204      1,735      6,053       14,442
Net income per share                  .02        .22        .06        .21          .51
Average shares outstanding         28,253     28,266     28,268     28,264       28,259(b)



                                              -66-


(a) The 1993 fourth quarter and year include a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million pretax, $4.7 million net ($.17 per share). The income tax provision for the 1993 third quarter and year was reduced by approximately $1 million due to adjustment of net deferred tax assets to recognize the change in the U.S. statutory tax rate. The income tax provision for the 1993 third quarter also includes the benefit from utilization of a current year operating loss of a non-U.S. subsidiary. The 1993 second quarter and year include a special charge for severance and other personnel-related costs amounting to $26 million pretax, $18.2 million net ($.64 per share).

(b) The assumed conversion of the Company's 6 percent convertible debentures, which are common stock equivalents, was not included in average shares outstanding because the effect of the inclusion would have been anti-dilutive.

(c) The total of the quarterly income per share amounts does not equal the annual per share amounts.

[Pie charts - See Appendix A filed hereunder]


MANAGEMENT'S STATEMENT ON RESPONSIBILITY
FOR FINANCIAL STATEMENTS


Shareholders and Board of Directors
TRINOVA Corporation

The management of TRINOVA Corporation has prepared the financial statements as well as other data included in this annual report and has primary responsibility for the integrity and objectivity of the financial information and its presentation. The financial statements were prepared in accordance with generally accepted accounting principles and contain estimates and judgments by management as appropriate.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for preparation of financial statements. Management is responsible for maintenance of these systems, which is accomplished through communication of an established written code of conduct, policies and procedures; careful selection and training of qualified personnel; and appropriate delegation of authority and segregation of responsibilities. Adherence to these controls, policies and procedures is monitored and evaluated on a periodic basis by the Company's internal auditors.

The Company's independent auditors provide an objective audit of TRINOVA Corporation's financial statements. In planning and performing their audit of the Company's financial statements, the independent auditors consider the Company's internal control structure in determining their auditing procedures to enable them to set forth their opinion. The independent auditors also prepare recommendations for improving policies and procedures. Such recommendations are communicated in accordance with Company policy to the individuals responsible for implementation.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, internal auditors and financial management to review their respective activities and to satisfy itself that each is properly discharging its responsibilities. Both the independent auditors and internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits, their comments on the adequacy of internal accounting controls and the quality of financial reporting.





/S/ DARRYL F. ALLEN                             /S/ DAVID M. RISLEY
Darryl F. Allen                                 David M. Risley
Chairman, President and                         Vice President -  Finance
Chief Executive Officer                         and Chief Financial Officer

REPORT OF ERNST & YOUNG,
Independent Auditors


Shareholders and Board of Directors
TRINOVA Corporation



We have audited the accompanying statement of financial position of TRINOVA Corporation and subsidiaries as of December 31, 1993 and 1992, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRINOVA Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 8 of Notes to Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and in 1992 its method of accounting for income taxes.





                                                /S/ ERNST & YOUNG


Toledo, Ohio
January 26, 1994

                                           -69-

STATEMENT OF OPERATIONS
Years ended December 31, 1993, 1992 and 1991
(In thousands, except per share data)

                                                1993           1992           1991
                                              --------       --------       --------
Net sales                                  $1,643,841     $1,695,512     $1,681,212
Cost of products sold                       1,247,414      1,307,357      1,309,094
                                           ----------     ----------     ----------
MANUFACTURING INCOME                          396,427        388,155        372,118

Selling and general administrative
  expenses                                    246,221        263,863        286,727
Engineering, research and development
  expenses                                     55,314         65,312         74,867
Special charges                                26,000              -        166,400
                                           ----------     ----------     ----------
OPERATING INCOME (LOSS)                        68,892         58,980       (155,876)

Interest expense                              (25,516)       (26,313)       (26,453)
Other - net                                   (26,265)        (8,625)       (12,950)
                                           ----------     ----------     ----------

INCOME (LOSS) BEFORE INCOME TAXES
AND CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                         17,111         24,042       (195,279)
Income taxes (credit)                           6,600          9,600        (11,200)
                                           ----------     ----------     ----------
INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                    10,511         14,442       (184,079)
Cumulative effect to January 1, 1993,
of accounting change, net of income
tax benefit                                   (70,229)             -              -
                                           ----------     ----------     ----------
NET INCOME (LOSS)                          $  (59,718)    $   14,442     $ (184,079)
                                           ==========     ==========     ==========
INCOME (LOSS) PER SHARE
Income (loss) before cumulative
effect of accounting change                $      .37     $      .51     $    (6.52)
Cumulative effect of accounting
change, net of income tax benefit               (2.47)             -              -
                                           ----------     ----------     ----------
NET INCOME (LOSS) PER SHARE                $    (2.10)    $      .51     $    (6.52)
                                           ==========     ==========     ==========
Average number of common
shares outstanding                             28,405         28,259         28,242
                                           ==========     ==========     ==========


The Notes to Financial Statements are an integral part of this statement.


STATEMENT OF FINANCIAL POSITION
December 31, 1993 and 1992
(Dollars in thousands, except per share data)

                                                  1993             1992
                                              ------------     ------------
ASSETS
CURRENT ASSETS
Cash                                          $    20,534      $    26,269
Receivables                                       200,340          202,850
Inventories                                       212,346          268,028
Other current assets                               54,011           49,588
                                              -----------      -----------
TOTAL CURRENT ASSETS                              487,231          546,735

Plants and properties                             826,100          826,756
Less accumulated depreciation                     439,281          421,213
                                              -----------      -----------
                                                  386,819          405,543
Other assets                                       98,151           65,111
                                              -----------      -----------
TOTAL ASSETS                                  $   972,201      $ 1,017,389
                                              ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                 $    60,539      $   109,549
Accounts payable                                   81,133           82,624
Income taxes                                       27,364           25,484
Other accrued liabilities                         151,469          141,907
Current maturities of long-term debt                4,257            8,582
                                              -----------      -----------
TOTAL CURRENT LIABILITIES                         324,762          368,146

Long-term debt                                    246,214          239,061
Postretirement benefits other than pensions       120,058                -
Deferred credits and other liabilities             22,558           20,846
Deferred income taxes                               5,377           36,476

SHAREHOLDERS' EQUITY
Common stock - par value $5 a share
Authorized - 100,000,000 shares
Outstanding - 28,405,880 and
28,237,626 shares, respectively
(after deducting 5,804,016 and
5,972,270 shares, respectively, in treasury)      142,029          141,188
Additional paid-in capital                          2,157              470
Retained earnings                                 138,628          217,604
Currency translation adjustments                  (29,582)          (6,402)
                                              -----------      -----------
TOTAL SHAREHOLDERS' EQUITY                        253,232          352,860
                                              ------------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $   972,201      $ 1,017,389
                                              ===========      ===========


The Notes to Financial Statements are an integral part of this statement.

                                           -71-

STATEMENT OF CASH FLOWS
Years ended December 31, 1993, 1992 and 1991
(In thousands)
                                                  1993         1992         1991
                                                --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                               $  (59,718)  $   14,442   $ (184,079)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Cumulative effect of accounting change,
net of income tax benefit                           70,229            -            -
Special charges                                     26,000            -      166,400
Depreciation                                        61,802       62,242       61,979
Deferred income taxes                               (5,465)      11,178      (15,732)
Changes in certain assets and liabilities,
excluding effects from special charges
- -Receivables                                       (15,041)     (26,405)      (4,303)
- -Inventories                                        42,656       24,679       36,712
- -Accounts payable                                    5,016        1,153       (2,363)
- -Income taxes                                       (8,298)      (3,010)     (10,623)
- -Other assets, payables and accruals                18,810       (6,538)      (4,969)
Restructuring proceeds (payments) - net            (17,439)     (31,749)      43,885
Other                                               10,367          135        7,996
                                                ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES          128,919       46,127       94,903

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                               (55,128)     (52,278)     (86,366)
Other                                                1,904          993        4,372
                                                ----------   ----------   ----------
NET CASH USED BY INVESTING ACTIVITIES              (53,224)     (51,285)     (81,994)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash dividends                                     (19,258)     (19,198)     (19,190)
Increase (decrease) in notes payable               (51,092)     (30,193)      28,319
Repayments of long-term borrowings                 (15,261)     (15,920)     (18,058)
Long-term borrowings                                 8,523       75,744          837
Other                                                2,528          192          107
                                                ----------   ----------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES   (74,560)      10,625       (7,985)

Effect of exchange rate changes on cash             (6,870)      (5,795)      (3,791)
                                                ----------   ----------   ----------

INCREASE (DECREASE) IN CASH                         (5,735)        (328)       1,133

Cash at beginning of year                           26,269       26,597       25,464
                                                ----------   ----------   ----------
CASH AT END OF YEAR                             $   20,534   $   26,269   $   26,597
                                                ==========   ==========   ==========

The Notes to Financial Statements are an integral part of this statement.

                                           -72-

STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1993, 1992 and 1991
(Dollars in thousands, except per share data)

                                                  Additional                 Currency
                                       Common       Paid-In     Retained    Translation
                                        Stock       Capital     Earnings    Adjustments

BALANCE AT JANUARY 1, 1991            $ 141,093    $     266    $ 425,629     $  31,722
Net loss for the year                                            (184,079)
Cash dividends paid ($.68 a share)                                (19,190)
Issuance of 7,470 shares, net of
shares exchanged, under stock plans          37           70
Translation and hedge adjustments                                               (20,901)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1991            141,130          336      222,360        10,821
Net income for the year                                            14,442
Cash dividends paid ($.68 a share)                                (19,198)
Issuance of 11,656 shares, net of
shares exchanged, under stock plans          58          134
Translation and hedge adjustments                                               (17,223)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1992            141,188          470      217,604        (6,402)
Net loss for the year                                             (59,718)
Cash dividends paid ($.68 a share)                                (19,258)
Issuance of 168,254 shares, net of
shares exchanged, under stock plans         841        1,687
Translation and hedge adjustments                                               (23,180)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1993          $ 142,029    $   2,157    $ 138,628     $ (29,582)
                                      =========    =========    =========     =========




The Notes to Financial Statements are an integral part of this statement.


NOTES TO FINANCIAL STATEMENTS
December 31, 1993

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Affiliated companies in which the Company's ownership is 20 to 50 percent are accounted for by the equity method. All other minority investments are carried at cost. All significant intercompany transactions and balances are eliminated upon consolidation.

Inventories:  Inventories are stated at the lower of cost or market.
Inventory costs for U.S. operations are determined principally by the last-in, first-out (LIFO) method. The remaining inventory costs are determined primarily by the first-in, first-out (FIFO) method.

Plants and Properties: Plants and properties are carried at cost. Depreciation is generally computed by the straight-line method over the estimated useful lives of the respective assets. In general, depreciation is provided at annual rates of 2.5 to 3 percent on buildings and 8 to 10 percent on equipment.

Accounting Changes: The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective January 1, 1993. The effect of adopting this standard is discussed in Note 8. The Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. This standard specifies the use of accrual methods for recognition of postemployment benefit costs. The effect of adopting this standard was not significant to the Company's results of operations or consolidated financial position.

Income (Loss) per Share: Income (loss) per share is computed using the average number of common shares outstanding, including common stock equivalents. The assumed conversion of the Company's 6 percent convertible debentures was not included in average shares outstanding in any of the years presented because the effect of the inclusion would have been anti-dilutive.


NOTE 2 - ACCOUNTS RECEIVABLE

The Company has an agreement expiring on December 22, 1995, with a financial institution to sell, on an ongoing basis, undivided percentage ownership interests in a designated pool of U.S. trade accounts receivable, up to a maximum of $75,000,000. Accounts receivable amounting to $75,000,000 and $73,250,000 had been sold under this agreement at December 31, 1993 and 1992, respectively. The Company has retained substantially the same risk of loss as if these accounts receivable had not been sold.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVENTORIES

Inventory costs determined by the LIFO method accounted for approximately 51 percent and 48 percent of the total inventories at December 31, 1993 and 1992, respectively. If all inventories valued by the LIFO method had been valued at current costs, these inventories would have been approximately $32,829,000 and $41,985,000 higher than reported at December 31, 1993 and 1992, respectively.

During 1993, 1992 and 1991 certain inventories were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years compared with current cost. The effect of these inventory liquidations was to reduce cost of products sold in 1993, 1992 and 1991 by $7,615,000, $6,590,000 and $5,740,000, respectively. This increased income before cumulative effect of accounting change in 1993 and net income in 1992 by $4,653,000 ($.16 per share) and $4,086,000 ($.14 per share), respectively, and decreased the net loss in 1991 by $3,800,000 ($.13 per share).


NOTE 4 - DEBT

Long-term debt consists of the following:

                                                     December 31
                                               -----------------------
                                                 1993         1992
                                                ------       ------
                                                   (In thousands)

6% convertible subordinated debentures         $100,000     $100,000
7.95% notes                                      75,000       75,000
9.55% senior sinking fund debentures             50,000       50,000
Industrial revenue bonds - interest rates from
 4% to 11% - due at various dates to 2013        11,176       16,340
Other                                            14,295        6,303
                                               --------     --------
                                                250,471      247,643
Less current maturities                           4,257        8,582
                                               --------     --------
                                               $246,214     $239,061
                                               ========     ========

The 6 percent convertible subordinated debentures are convertible into the Company's $5 par value common stock at a conversion price of $52.50 per share. The debentures mature on October 15, 2002, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. The 7.95 percent notes mature on May 1, 1997, are not redeemable prior to maturity and are not subject to a sinking fund.

NOTES TO FINANCIAL STATEMENTS

The 9.55 percent senior sinking fund debentures mature on February 1, 2018, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. An annual mandatory sinking fund payment of $2,500,000 is required commencing February 1, 1999. The Company may increase its sinking fund payment in any year by an additional amount of up to $5,000,000.

Under terms of revolving credit agreements with several U.S. and non-U.S. banks, the Company may borrow up to $155,000,000 until September 28, 1994.
The agreements may be extended for an additional 364-day period upon the request of the Company and acceptance by the participating banks. Borrowings under the credit line will, at the Company's option, bear interest at rates derived from the lendors' certificate of deposit or Eurodollar rates plus a margin based on independent ratings of the Company's outstanding, unsecured, long-term public debt or other interest rates that may be agreed to by the Company and lendors. The agreements specify fees on the entire commitment ranging from .125 percent to .25 percent, depending on independent ratings of the Company's outstanding, unsecured long-term public debt. These agreements are maintained to support the Company's commercial paper borrowings and, to the extent not so utilized, to provide domestic borrowings. At December 31, 1993, there were no borrowings under these agreements and no commercial paper was outstanding. Covenants of the revolving credit agreements and certain other debt instruments require the Company to maintain certain financial ratios, including a limitation that the Company's debt-to-capitalization ratio (exclusive of the effects of the change in accounting for postretirement benefit obligations) not exceed a specified amount. At December 31, 1993, under the most restrictive of these covenants, retained earnings of $149,000,000 were available for the payment of cash dividends.

At December 31, 1993, the Company's long-term debt amounting to $250,471,000, including current maturities, had an estimated fair value of $265,600,000. Fair value for long-term debt at December 31, 1992, and fair value for notes payable at December 31, 1993 and 1992, approximate the carrying amounts at those dates.

Maturities of long-term debt in 1994 and in the four succeeding years are $4,257,000, $11,484,000, $441,000, $75,486,000 and $536,000. Interest paid on debt during 1993, 1992 and 1991 amounted to $24,994,000, $26,825,000 and
$27,500,000, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1992. The Company had previously been accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 96. Financial statements for prior years were not restated, and there was no cumulative effect adjustment upon adoption of FAS 109. FAS 109 specifies that deferred tax assets and liabilities must be recognized for estimated future tax effects attributable to temporary differences and loss carryforwards. This standard also specifies that deferred tax assets are to be reduced by valuation allowances if it is likely that some portion or all of the deferred tax assets will not be realized. The Company recorded additional deferred tax assets with corresponding valuation allowances upon adoption of FAS 109 as of January 1, 1992, amounting to $29,012,000, attributable to temporary differences and loss carryforwards at certain non-U.S. locations.

NOTES TO FINANCIAL STATEMENTS

The components of income (loss) before income taxes and cumulative effect of accounting change consist of the following:

                                            Year Ended December 31
                                       --------------------------------
                                      1993            1992           1991
                                     ------          ------         ------
                                                 (In thousands)

U.S.                                $  8,147       $     649      $(118,874)
Non-U.S.                               8,964          23,393        (76,405)
                                    --------       ---------      ---------

                                    $ 17,111       $  24,042      $(195,279)
                                    ========       =========      =========

Income tax expense (benefit) consists of the following:

                                              Year Ended December 31
                                         --------------------------------
                                        1993           1992           1991
                                       ------         ------         ------
                                                  (In thousands)

Current:
  U.S. federal                      $  4,841       $  (6,098)     $  (3,461)
  State and local                        299           1,875          1,606
  Non-U.S.                             6,925           2,645          6,387
                                    --------       ---------      ---------
                                      12,065          (1,578)         4,532

Deferred:
  U.S. federal                        (2,050)          9,055         (4,264)
  Non-U.S.                            (3,415)          2,123        (11,468)
                                    --------       ---------      ---------
                                      (5,465)         11,178        (15,732)
                                    --------       ---------      ---------
                                    $  6,600       $   9,600      $ (11,200)
                                    ========       =========      =========

NOTES TO FINANCIAL STATEMENTS

The effect of temporary differences and loss carryforwards giving rise to deferred tax assets and liabilities at December 31, 1993 and 1992, is as follows:
                                                  1993              1992
                                                 ------            ------
                                                       (In thousands)
Gross Deferred Tax Assets
Postretirement benefits other than pensions      $  45,540         $       -
Tax loss and tax credit carryforwards               44,712            27,903
Employee benefit accruals                            9,315             9,503
Special charges                                      4,095             4,070
Assigned acquisition basis                           3,144             3,406
Discontinued operations                              3,612             3,621
Other                                                7,990             9,143
                                                 ---------         ---------
Gross deferred tax assets                          118,408            57,646

Gross Deferred Tax Liabilities
Depreciation                                       (36,875)          (39,172)
Pensions                                            (5,746)           (1,961)
Other                                               (2,243)           (2,127)
                                                 ---------         ---------
Gross deferred tax liabilities                     (44,864)          (43,260)

Valuation allowances                               (29,962)          (30,441)
                                                 ---------         ---------
Net deferred tax assets (liabilities)            $  43,582         $ (16,055)
                                                 =========         =========

The components of deferred tax assets (liabilities) net of valuation allowances were classified in the Statement of Financial Position at December 31, 1993 and 1992, as follows:

                                                 1993              1992
                                                 ----              ----
                                                    (In thousands)
Current assets                                   $ 19,287          $ 20,421
Non-current assets                                 29,672                 -
Non-current liabilities                            (5,377)          (36,476)
                                                 --------          --------
Net deferred tax assets (liabilities)            $ 43,582          $(16,055)
                                                 ========          ========

Valuation allowances decreased $479,000 for the year ended December 31, 1993, and increased $1,429,000 for the year ended December 31, 1992.

NOTES TO FINANCIAL STATEMENTS

Reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate before cumulative effect of accounting change follows:

                                               Year Ended December 31
                                          --------------------------------
                                           1993         1992         1991
                                          ------       ------       ------
Statutory U.S. federal income tax rate     35.0%        34.0%       (34.0)%
Increase (decrease) resulting from:
State and local taxes, net of federal
  benefit                                   1.1          5.1          (.5)
Special charges - basis differences and
  charges without tax benefits             15.6            -         23.0
Taxes in excess of (less than) the
  U.S. tax rate on non-U.S. earnings       (6.0)           -          2.0
Rate differential on temporary
  differences                              (6.5)           -            -
Other                                       (.6)          .8          3.8
                                           ----         ----        -----
Effective income tax rate                  38.6%        39.9%        (5.7)%
                                           ====         ====        =====


Adjustment of net deferred tax assets due to the change in the statutory U.S. federal income tax rate reduced the provision for income taxes for the year ended December 31, 1993, by approximately $1,000,000.

At December 31, 1993, the Company had net operating loss carryforwards of $104,512,000 for income tax purposes. Loss carryforwards of approximately $36,942,000 have no expiration dates and the remainder expire in years through 2008.

The Company does not provide deferred income taxes on undistributed earnings of its non-U.S. subsidiaries which have been reinvested indefinitely.
Recorded undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes have not been provided approximated $76,000,000 at December 31, 1993.
If these earnings are remitted, certain countries will impose withholding taxes that will be available for use as credits against any U.S. federal income tax liability, subject to certain limitations. It is not practical to estimate the amount of tax that would be payable should the Company remit these earnings. However, withholding taxes of approximately $5,600,000 would be payable if all recorded undistributed earnings were remitted.

Income taxes paid during 1993, 1992 and 1991 amounted to $20,363,000, $1,432,000 and $15,155,000, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - ENVIRONMENTAL

The Company or certain of its subsidiaries have been named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar state laws with respect to certain sites. While the ultimate outcome of the PRP designations and other environmental matters cannot now be predicted, the Company believes that costs, in excess of amounts provided, arising out of these matters will not have a material adverse effect on the Company's consolidated financial position.


NOTE 7 - RETIREMENT PLANS

The Company has adopted trusteed defined-contribution plans as the primary retirement vehicle. Such plans now cover most full-time U.S. employees and certain non-U.S. employees. Annual expense for the major defined-contribution plans is based primarily upon employee participation and earnings of the Company. The Company follows the policy of funding retirement plan contributions as accrued.

The Company has trusteed defined-benefit plans covering a limited number of full-time U.S. employees. The defined-benefit plans typically provide for full vesting after five years of service, and benefits are principally based on employee earnings and/or length of service. The Company's funding policy for these plans is to make annual contributions at least sufficient to meet minimum legal funding requirements. Various plans are also in effect for subsidiaries operating outside the U.S., including trusteed or insured, government-sponsored and unfunded plans.

Components of net periodic pension cost for the defined-benefit plans and the total contributions charged to pension expense for the defined-contribution plans are summarized below. Net periodic pension cost for the year ended December 31, 1993, was reduced by settlement gains for certain non-U.S. plans aggregating $1,400,000.


NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RETIREMENT PLANS (Continued)

                                                 Year Ended December 31
                                            --------------------------------
                                           1993           1992           1991
                                          ------         ------         ------
                                                     (In thousands)
Defined-benefit plans:
  Service cost - benefits earned during
    the period                            $  2,900       $  3,200       $  4,300
  Interest cost on projected benefit
    obligation                              10,900         11,200         11,600
  Actual return on plans' assets           (23,500)       (12,300)       (17,600)
  Net amortization and deferral             12,300          1,800          8,600
                                          --------       --------       --------
Net pension cost - defined-benefit plans     2,600          3,900          6,900
Defined-contribution plans                  19,400         14,600          9,400
Other non-U.S. retirement plans                700            300            700
                                          --------       --------       --------
Total pension expense                     $ 22,700       $ 18,800       $ 17,000
                                          ========       ========       ========


The defined-benefit plans' assets consist of equity securities, corporate and government bonds, and real estate. Following are assumptions used in determining the projected benefit obligation and plans' assets at fair value.
The measurement dates for these plans were principally September 30.

                                           1993           1992
                                          ------         ------
Weighted-average discount rate:
  U.S.                                      7.25%          8.25%
  Non-U.S.                                  7.6            8.3
Rates of increase in future compensation:
  U.S.                                      4.0            4.0
  Non-U.S.                                3.0-5.5        4.5-6.5
Long-term rate of return                    10.0          10.0



                                     -82-

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RETIREMENT PLANS (Continued)


The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1993 and 1992, for defined-benefit plans.

                                        December 31, 1993       December 31, 1992
                                     ----------------------- -----------------------
                                     Assets     Accumulated    Assets     Accumulated
                                     Exceed      Benefits      Exceed      Benefits
                                   Accumulated    Exceed     Accumulated    Exceed
                                    Benefits      Assets      Benefits      Assets
                                   -----------  -----------  -----------  -----------
                                                     (In thousands)
Actuarial present value
of benefit obligation:
Vested benefit obligation          $107,800     $ 17,800     $ 99,800     $ 17,800
                                   ========     ========     ========     ========

Accumulated benefit obligation     $110,800     $ 18,500     $103,200     $ 18,200
                                   ========     ========     ========     ========

Projected benefit obligation       $128,200     $ 19,400     $124,500     $ 19,100
Plans' assets at fair value         136,300          900      129,500          800
                                   --------     --------     --------     --------
Projected benefit obligation
 (in excess of) less than
 plans' assets                        8,100      (18,500)       5,000      (18,300)
Unrecognized net gain                (9,300)      (1,200)      (6,900)      (2,100)
Unrecognized net
 obligation less amortization         4,400        1,200        5,800        1,300
Unrecognized prior service cost       9,000          700        8,000          800
Adjustment required to
 recognize minimum liability              -         (500)           -         (600)
                                   --------     --------     --------     --------
Net pension asset (liability)
 recognized in the Statement
 of Financial Position             $ 12,200     $(18,300)    $ 11,900     $(18,900)
                                   ========     ========     ========     ========

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide access to benefits under death and health care plans for most retired U.S. and certain retired non-U.S. employees and eligible spouses (participants). Most retirees outside the U.S. are covered by government-sponsored or retiree-funded programs. Benefits for U.S. retirees are generally subject to participant contributions, deductibles, co-payment provisions and certain other limitations. The Company has reserved the right to change these benefit plans as necessary or appropriate, where permitted by law. Effective January 1, 1992, changes were made to plans covering certain retired participants, resulting in a realignment of benefits and consolidation of certain plans. Effective January 1, 1993, further changes were made to certain of these plans, which will affect participants who retire after January 1, 1995.

The revised plans recognize that the Company, as the secondary provider to Medicare, will contribute toward the cost of health care benefits for participants who are age 65 or older and have at least 10 years of service at retirement. The amount of the Company's contribution has been capped but exceeds the cost of providing access to benefits at current costs. However, as medical costs escalate, participants will share the cost of these benefits.

During a transition period, the Company will contribute toward the cost of health care benefits for participants who retire prior to age 65, providing they meet certain age and service requirements as of January 1, 1995. The amount of the Company's contribution has been capped at the current cost of providing these benefits. Those participants not meeting the age and service requirements will have the option to purchase postretirement benefits at full cost until becoming eligible for a Company contribution at age 65.

Effective January 1, 1993, the Company discontinued death benefits for most future retirees. However, during a transition period, certain participants who met specified age and service requirements as of January 1, 1993, will be eligible for limited postretirement death benefits.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (FAS
106), effective January 1, 1993. This standard specifies that the expected cost of providing postretirement benefits other than pensions be accrued during the eligible employees' active service periods. The Company elected to recognize the transition obligation in the 1993 first quarter as a cumulative effect to January 1, 1993, of a change in accounting principle resulting in a non-cash charge to income of $113,229,000 ($70,229,000 after tax, or $2.47 per share for the year). In addition to the cumulative effect of change in accounting, the Company's 1993 postretirement benefit cost increased $6,800,000 from what it would have been had the change in accounting not been made, decreasing income before cumulative effect of accounting change for the year ended December 31, 1993, by $4,200,000, or $.15 per share. The cost of retiree health care and death benefits recognized as expense when claims were incurred was $5,000,000 in each of the years 1992 and 1991.

NOTES TO FINANCIAL STATEMENTS

Postretirement benefit cost for the year ended December 31, 1993, is as follows (in thousands):

Service cost - benefits earned during the period             $  3,121
Interest cost on accumulated postretirement
 benefit obligation                                             9,093
                                                             ---------
                                                             $ 12,214
                                                             =========


The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1993, (based on measurement of the accumulated postretirement benefit obligation at September 30) is as follows (in thousands):

Accumulated postretirement benefit obligation:
  Retirees                                                   $ 67,673
  Plans' participants fully eligible to receive benefits       14,368
  Other active plan participants                               28,566
                                                             ---------
                                                              110,607
Unrecognized prior service cost                                 3,859
Unrecognized net gain                                           5,592
                                                             --------
Accrued postretirement benefits other than pensions          $120,058
                                                             ========

The assumed discount rates used in determining the accumulated postretirement benefit obligation at January 1, 1993, and December 31, 1993, were 8.25 percent and 7.25 percent, respectively. The assumed health care cost trend rates used to measure the expected cost of benefits covered by these plans are
10.6 percent and 7.7 percent in 1994 for pre-age 65 and post-age 65 participants, respectively. These rates were assumed to decline gradually to
5.25 percent through the year 2008 and remain at that level thereafter. A one-percentage- point increase in the assumed health care cost trend rates would increase the annual postretirement benefit cost by $1,175,000 and the accumulated postretirement obligation as of September 30, 1993, by $8,900,000.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - LEASES

The Company and its subsidiaries lease a variety of real property and equipment used in operations. Rent expense under operating leases amounted to approximately $22,470,000, $23,960,000 and $25,110,000 for 1993, 1992 and
1991, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1993, are as follows (in thousands):

      1994                          $ 15,600
      1995                            13,600
      1996                            10,500
      1997                             8,800
      1998                             7,500
      Thereafter                      32,600
                                    --------
                                    $ 88,600
                                    ========


NOTE 10 - FORWARD EXCHANGE CONTRACTS

The Company enters into forward exchange contracts to hedge the exposed net asset positions of certain non-U.S. subsidiaries. Gains and losses on these contracts are deferred in the currency translation adjustments component of shareholders' equity. The Company also enters into forward exchange contracts to hedge against rate fluctuations on future purchases denominated in currencies other than the functional currencies of the originating subsidiaries. Gains and losses on these contracts are included in income in the periods the exchange rates change. The forward exchange contracts are written with major international financial institutions. The Company's risk in these transactions is limited to the cost of replacing the contracts at current market rates in the event of non-performance by the counterparties. The Company believes its risk of loss is remote, and any losses incurred would not be material. At December 31, 1993, the Company had approximately $49,000,000 of forward exchange contracts outstanding, of which $42,000,000 relates to hedges of exposed net assets.

NOTE 11 - SPECIAL CHARGES AND OTHER TRANSACTIONS

In 1993, the Company recorded a special charge of $26,000,000 for severance and other personnel-related costs associated with worldwide work force reductions, primarily focusing on the Company's industrial operations in Europe. This special charge increased the net loss for the year ended December 31, 1993, by $18,200,000, or $.64 per share. Also in 1993, the
Company recorded a charge in Other - net of $7,000,000 ($4,700,000 after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil.

NOTES TO FINANCIAL STATEMENTS

In 1991, the Company recorded a special charge of $166,400,000 for the write-off of certain intangibles and other charges. The write-off of intangibles, primarily goodwill, amounted to $105,300,000. Other charges totaling $61,100,000 consisted of write-downs to anticipated sales prices for certain properties included in the 1989 provision for restructuring, as well as provisions for new initiatives for additional facility closures and personnel reductions. The special charge increased the net loss for 1991 by $156,400,000, or $5.54 per share.

Also in 1991, the Company recognized a gain in Other - net of $2,300,000 ($1,400,000 after tax, or $.05 per share) from settlement of outstanding litigation associated with the purchase and installation of automated factory equipment at one of the Company's production facilities.


NOTE 12 - CAPITAL STOCK AND EMPLOYEE STOCK OPTIONS

The Company has 4,000,000 shares of serial preferred stock authorized, of which no shares were outstanding at December 31, 1993 or 1992. At December 31, 1993, the Company had 3,596,554 shares of common stock reserved for issuance in connection with its stock option plans and conversion of its 6 percent convertible subordinated debentures.

The Company has rights outstanding as set forth in a Rights Agreement, whereby holders of common stock have one right for each share of common stock outstanding. When exercisable, each right entitles its holder to buy one one-hundredth of a new preferred share for $125. If a person or group acquires 20 percent or more of the Company's outstanding common stock without complying with the Ohio Control Share Acquisition Act, or engages in certain self-dealing transactions, holders of rights will be entitled to purchase (a) common stock of the Company at one-half the market price, or (b) shares of an acquiring company at one-half the market price, depending upon the circumstances of the transaction. The Company may redeem the rights at a price of $.01 per right at any time prior to the rights becoming exercisable. The rights will expire in 1999.

Key employees of the Company and its subsidiaries are eligible to participate in the TRINOVA Corporation 1987 Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, options for the Company's common stock are granted to participants as approved by the Company's Board of Directors (the "Board"). Options are granted at prices not less than the fair market value at date of grant, become exercisable after one year, expire 10 years after date of grant and may be exercised without limitation as to number in any one year. Options granted may be incentive stock options or non-qualified options. In addition, the Board may grant options which do not require the payment of any option price, but which call for the transfer of shares to the optionee subject to forfeiture if conditions prescribed by the Board are not

NOTES TO FINANCIAL STATEMENTS
satisfied. Options are subject to adjustment upon the occurrence of certain events, including stock splits and stock dividends. Stock appreciation rights ("SARs") may be granted in connection with options. No SARs were outstanding at December 31, 1993.

At December 31, 1993, options were outstanding with expiration dates ranging to May 27, 2003, to purchase 1,271,892 shares of common stock at a weighted-average exercise price of $27.34 per share.

The following table summarizes stock options for the years 1993 and 1992.


                                    1993                        1992
                        --------------------------    --------------------------
                           Option      Range of          Option      Range of
                           Shares    Option Prices       Shares    Option Prices
                        -----------  -------------    -----------  -------------
Outstanding at
January 1               1,546,739   $14.17 to $32.81  1,428,039   $10.21 to $32.81
Granted                   278,000              29.38    289,000    22.63 to  26.25
Exercised                (468,897)   14.17 to  29.25    (17,650)   10.21 to  22.50
Expired or canceled       (83,950)   22.50 to  29.38   (152,650)   10.21 to  32.81
Outstanding at
 December 31            1,271,892    14.17 to  32.81  1,546,739    14.17 to  32.81
Exercisable at
 December 31            1,007,892    14.17 to  32.81  1,262,739    14.17 to  32.81
Available for future
 grant at December 31     419,900                       613,950


NOTE 13 - BUSINESS SEGMENTS

TRINOVA is a world leader in the manufacture and distribution of engineered components and systems for industry, sold through its companies, Aeroquip and Vickers, to the industrial, automotive, and aerospace and defense markets.

The industrial business serves original equipment and aftermarket customers in various worldwide markets including construction, mining, logging and farm equipment; machine tool; process industries; electrical machinery; air conditioning/refrigeration; appliances and communications equipment; electronics; lift truck; material handling; plant maintenance; and housing and commercial construction.

The automotive business serves worldwide automobile, light truck and van manufacturers.

NOTES TO FINANCIAL STATEMENTS

The aerospace & defense business serves original equipment and aftermarket customers in worldwide commercial aerospace and military markets including commercial aircraft, air defense, cargo handling, combat and support vehicles, commuter aircraft, engines, marine, military aircraft, military weaponry, missiles and naval machinery.

Products include fluid connectors, pumps, hydraulic and electric motors, electric drives, cylinders, hydraulic and electronic controls, filters and fluid-evaluation services, and a wide variety of custom-engineered molded automotive and industrial plastic products.

Operating income (loss) is net sales less operating expenses. Operating expenses include cost of products sold, selling and general administrative expenses, and engineering, research and development expenses. For 1993, operating expenses include a special charge amounting to $26,000,000, allocated $19,200,000 to industrial, $2,600,000 to automotive, $3,600,000 to aerospace & defense and $600,000 to corporate. For 1991, operating expenses include a special charge amounting to $166,400,000, allocated $88,100,000 to industrial, $47,800,000 to automotive and $30,500,000 to aerospace & defense. Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist of cash, receivables, properties, deferred income taxes and deferred charges.

                                            -89-

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - BUSINESS SEGMENTS (Continued)

The following data relate to business segments:

                                                                  Depreciation
                                         Operating     Identi-         and
                                          Income       fiable     Amortization   Capital
                            Net Sales     (Loss)       Assets       Expense    Expenditures
                           -----------  -----------  -----------  -----------  -----------
                                                     (In thousands)
1993
Industrial                 $  864,590   $   17,118   $  477,182   $   31,860   $   29,115
Automotive                    452,637       45,724      203,725       17,547       14,705
Aerospace & Defense           326,614       26,016      189,050       11,785       10,724
                           ----------   ----------   ----------   ----------   ----------
                           $1,643,841       88,858      869,957       61,192       54,544
                           ==========
Corporate                                  (19,966)      64,655        1,826          584
Investments in
affiliates                                       -       37,589            -            -
                                        ----------   ----------   ----------   ----------
                                        $   68,892   $  972,201   $   63,018   $   55,128
                                        ==========   ==========   ==========   ==========

1992
Industrial                 $  902,794   $   16,733   $  551,367   $   33,145   $   30,374
Automotive                    415,387       32,291      193,549       15,555       12,178
Aerospace & Defense           377,331       29,756      199,063       12,910        8,915
                           ----------   ----------   ----------   ----------   ----------
                           $1,695,512       78,780      943,979       61,610       51,467
                           ==========
Corporate                                  (19,800)      35,891        1,591          811
Investments in
affiliates                                       -       37,519            -            -
                                        ----------   ----------   ----------   ----------
                                        $   58,980   $1,017,389   $   63,201   $   52,278
                                        ==========   ==========   ==========   ==========

1991
Industrial                 $  883,962   $  (96,313)  $  579,706   $   33,248   $   61,956
Automotive                    358,637      (43,822)     196,787       16,471       12,133
Aerospace & Defense           438,613        4,524      229,525       16,314       11,872
                           ----------   ----------   ----------   ----------   ----------
                           $1,681,212     (135,611)   1,006,018       66,033       85,961
                           ==========
Corporate                                  (20,265)      28,017        1,736          405
Investments in
affiliates                                       -       36,316            -            -
                                        ----------   ----------   ----------   ----------
                                        $ (155,876)  $1,070,351   $   67,769   $   86,366
                                        ==========   ==========   ==========   ==========

NOTES TO FINANCIAL STATEMENTS

NOTE 14 - NON-U.S. OPERATIONS

U.S. sales include export sales to unaffiliated non-U.S. customers of $81,650,000, $71,707,000 and $65,917,000 in 1993, 1992 and 1991, respectively.
Currency exchange losses charged to non-operating income amounted to $16,398,000, $8,442,000 and $10,172,000 in 1993, 1992 and 1991, respectively.
The exchange losses principally result from translation of financial statements for the Company's operations in Brazil and are due, in part, to funds which have been invested. The currency exchange losses were partially offset by investment income.

The following summary of financial data pertains to the Company and its non-U.S. operations. The geographic groupings of non-U.S. operations have been based on similarities of business environments and geographic proximity.



                            United                                Elimina-     Consoli-
                            States       Europe        Other       tions        dated
                           ---------    ---------    ---------    ---------    ---------
                                                  (In thousands)
1993
Net sales                  $1,041,016   $  486,829   $  115,996   $        -   $1,643,841
Operating income (loss)(a)     55,051         (876)      14,717            -       68,892
Identifiable assets           683,478      325,757       69,339      143,962      934,612
Total assets                  721,480      325,757       69,339      144,375      972,201
Total liabilities             683,449      103,406       (1,139)      66,747      718,969

(a) Includes special
charge amounting to:          (10,775)     (15,125)        (100)           -      (26,000)

1992
Net sales                  $1,009,052   $  578,464   $  107,996   $        -   $1,695,512
Operating income               33,822       15,399        9,759            -       58,980
Identifiable assets           658,879      368,117       73,933      121,061      979,868
Total assets                  697,257      368,117       73,933      121,918    1,017,389
Total liabilities             506,900      219,247        2,069       63,687      664,529


1991
Net sales                  $1,041,718   $  526,213   $  113,281   $       -    $1,681,212
Operating income
 (loss) (b)                   (67,164)     (92,228)       3,516           -      (155,876)
Identifiable assets           665,293      401,614       78,812     111,684     1,034,035
Total assets                  703,340      401,614       78,812     113,415     1,070,351
Total liabilities             487,685      259,477       12,889      64,347       695,704

(b) Includes special
charge amounting to:          (79,654)     (82,482)      (4,264)          -      (166,400)


NOTES TO FINANCIAL STATEMENTS

NOTE 15 - OTHER INFORMATION


                                                           December 31
                                                     -----------------------
                                                        1993         1992
                                                     ----------   ----------
                                                          (In thousands)

Receivables
Receivables                                          $ 213,877    $ 216,555
Less allowance for doubtful accounts                    13,537       13,705
                                                     ---------    ---------
                                                     $ 200,340    $ 202,850
                                                     =========    =========

Inventories
In-process and finished products                     $ 172,964    $ 217,865
Raw materials and manufacturing supplies                39,382       50,163
                                                     ---------    ---------
                                                     $ 212,346    $ 268,028
                                                     =========    =========

Other Current Assets
Deferred income taxes                                $  19,287    $  20,421
Prepaid expenses and other current assets               34,724       29,167
                                                     ---------    ---------
                                                     $  54,011    $  49,588
                                                     =========    =========

Plants and Properties - at Cost
Land and improvements                                $  20,729    $  22,644
Buildings                                              182,054      190,458
Machinery and equipment                                591,219      582,977
Construction in progress                                32,098       30,677
                                                     ---------    ---------
                                                     $ 826,100    $ 826,756
                                                     =========    =========

NOTES TO FINANCIAL STATEMENTS

                                                           December 31
                                                     -----------------------
                                                        1993         1992
                                                     ----------   ----------
                                                          (In thousands)

Other Assets
Investments in and advances to affiliates            $  37,589    $  37,519
Deferred income taxes                                   29,672            -
Receivables, deposits and other assets                  21,291       17,381
Other                                                    9,599       10,211
                                                     ---------    ---------
                                                     $  98,151    $  65,111
                                                     =========    =========

Notes Payable
Short-term notes payable to banks                    $  60,539    $  73,853
Commercial paper                                             -       35,696
                                                     ---------    ---------
                                                     $  60,539    $ 109,549
                                                     =========    =========

Other Accrued Liabilities
Employees' compensation and amounts
  withheld therefrom                                 $  51,130    $  49,770
Restructuring                                            9,192        8,246
Taxes, other than income taxes                          11,671        8,429
Other accrued liabilities                               79,476       75,462
                                                     ---------    ---------
                                                     $ 151,469    $ 141,907
                                                     =========    =========

INVESTOR INFORMATION


Stock Exchanges

TRINOVA's common stock is traded on the New York, Midwest and Pacific Stock Exchanges, and on the London and Frankfurt Stock Exchanges. TRINOVA's NYSE ticker symbol is TNV.

TRINOVA's 6 percent convertible subordinated debentures are listed on the Luxembourg Stock Exchange.


Stock Ownership

On December 31, 1993, there were 12,164 record holders of TRINOVA's common stock. Although exact information is unavailable, TRINOVA estimates there are approximately 9,500 additional beneficial owners, based upon the 1993 proxy solicitation.


Dividend Information

Cash dividends have been paid without interruption on common stock since 1933. The payment of dividends is subject to restrictions described in Note 4 of Notes to Financial Statements.


Quarterly Common Stock Information

                              1993                            1992


Quarter Ended      High      Low        Close      High      Low      Close

March 31           28.25     21.        26.50      25.25     19.25    23.25
June 30            31.88     24.50      31.38      26.75     21.13    22.75
September 30       31.50     26.88      26.88      25.25     21.63    22.63
December 31        33.75     25.50      31.38      22.88     20.25    21.38


Dividend Payments per Share of Common Stock

                              1993                  1992

March                        $  .17                $  .17
June                            .17                   .17
September                       .17                   .17
December                        .17                   .17
                             $  .68                $  .68