Form 10-K, Exhibit 13
period 1994-12-31
TRINOVA CORP
filed 1995-03-20
CIK 59198

-49-

EXHIBIT (13)
                                      PORTIONS OF THE 1994
                                  ANNUAL REPORT TO SHAREHOLDERS


11-Year Summary of Selected Financial Data
Years Ended December 31 (1994-1989)
(Dollars in millions, except per share data)

                               1994       1993       1992       1991       1990      1989

Continuing Operations
Net sales                  $1,794.7     $1,643.8   $1,695.5  $1,681.2   $1,955.4   $1,942.3
Cost of products sold       1,351.4      1,247.4    1,307.4   1,309.1    1,477.7    1,441.4
Interest expense               21.1         25.5       26.3      26.5       31.7       28.6
Income taxes (credit)          35.4          6.6        9.6     (11.2)      29.6       29.6
Income (loss) from continuing
operations before cumulative
effect adjustment              65.9         10.5a      14.4    (184.1)c    45.5d       33.4e
Discontinued operations           -            -          -         -          -       (1.1)f
Cumulative effect adjustment      -        (70.2)         -         -          -          -
Net Income (Loss)              65.9        (59.7)      14.4    (184.1)      45.5       32.3
Income (Loss) Attributable
to Common Stock                69.6        (59.7)      14.4    (184.1)      45.5       32.3
Per Common Share Data
Primary
- - Continuing operations before
  cumulative effect adjustment 2.26         .37        .51     (6.52)c    1.51d       .98e
- - Discontinued operations         -            -          -         -          -       (.03)f
- - Cumulative effect adjustment    -        (2.47)         -         -          -          -
- - Net income (loss)            2.26        (2.10)       .51     (6.52)      1.51        .95
- - Average shares outstanding
  (in millions)                30.8         28.4b      28.3b     28.2b      30.2b      34.1b
Financial Position
Cash                           27.9         20.5       26.3      26.6       25.5       23.0
Plants and properties-net     379.8        386.8      405.5     434.5      467.2      455.8
Total assets                1,001.0        972.2    1,017.4   1,070.4    1,314.2    1,361.5
Working capital               251.0        162.4      178.6     123.2      242.5      322.5
Long-term debt                234.9        246.2      239.1     177.3      195.6      203.9
Shareholders' equity          320.0        253.2      352.9     374.6      598.7      651.3
Other Data
Cash dividends per share
- - Common                        .68          .68        .68       .68        .68        .66
- - Preferred
Shares outstanding at Dec. 31 (in millions)
- - Common                       28.8         28.4       28.2      28.2       28.2       33.0
- - Preferred
Return on average
shareholders' equity           22.6%           -a       4.0%        -c       7.4%       4.8%e
Debt-to-capitalization ratio   42.6%        55.1%      50.3%     47.0%      35.5%      30.4%
Number of employees at Dec. 31
- - Non-U.S.                     4,965       5,094      5,948     6,516      7,935      8,835
- - U.S.                        10,059       9,918      9,975    11,180     11,486     12,762
- - Total                       15,024      15,012     15,923    17,696     19,421     21,597

11-Year Summary of Selected Financial Data
Years Ended December 31 (1988-1984)
(Dollars in millions, except per share data)


                                   1988         1987        1986        1985        1984

Continuing Operations
Net sales                          $1,781.3     $1,533.2    $1,279.2    $1,114.7    $  988.3
Cost of products sold               1,294.8      1,105.6       909.7       788.2       668.1
Interest expense                       31.8         30.3        23.2        24.1        25.1
Income taxes (credit)                  51.5         51.7        24.7        35.3        35.1
Income (loss) from continuing
operations before cumulative
effect adjustment                      87.5g        68.3        31.4i       47.6        50.2
Discontinued operations                  .3          4.2        91.1j       27.1        20.5
Cumulative effect adjustment              -        (12.5)          -           -           -
Net Income (Loss)                      87.8         59.9       122.6        74.6        70.6
Income (Loss) Attributable
to Common Stock                        91.6         58.9       118.1        69.9        65.8
Per Common Share Data
Primary
- - Continuing operations before
  cumulative effect adjustment         2.53g        2.00         .80i       1.17        1.34
- - Discontinued operations               .01          .12        2.68j        .73         .60
- - Cumulative effect adjustment            -         (.37)          -         -             -
- - Net income (loss)                    2.54         1.75        3.48        1.90        1.94
- - Average shares outstanding
  (in millions)                        36.1         33.7        33.9        36.7        33.9
Financial Position
Cash                                   37.1         24.0        17.6        25.8        20.7
Plants and properties-net             464.1        437.0       354.8       291.5       209.5
Total assets                        1,426.7      1,319.7     1,155.1     1,204.9       969.8
Working capital                       407.9        283.0       240.7       410.3       359.8
Long-term debt                        279.0        244.1       148.7       216.6       205.1
Shareholders' equity                  679.2        614.4       549.7       716.3       529.4
Other Data
Cash dividends per share
- - Common                                .60          .53        .476        .447         .41
- - Preferred                                       1.1875        4.75        4.75        4.75
Shares outstanding at Dec. 31
  (in millions)
- - Common                               34.2         34.1        30.2        41.5        33.9
- - Preferred                                                       .9         1.0         1.0
Return on average
shareholders' equity                   13.7%        10.4%       19.9%ij   12.2%         13.7%
Debt-to-capitalization ratio           34.9%        35.7%       33.0%       27.8%       33.5%
Number of employees at Dec. 31
- - Non-U.S.                            9,251        7,683       7,258       7,005       6,030
- - U.S.                               12,979       11,964      10,828      10,592       8,973
- - Total                              22,230       19,647      18,086      17,597      15,003


                                              -51-


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

FINANCIAL REVIEW AND ANALYSIS OF OPERATIONS

Analysis of Operations

1994 Compared with 1993

The following data provide highlights for the year 1994 compared with the year
1993.
                                                                           Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                     1994           1993           (Decrease)

CONSOLIDATED
Net sales                                $1,794,695    $1,643,841            9.2%
Manufacturing income                        443,292       396,427           11.8
Manufacturing margin                          24.7%         24.1%
Special charge                                   --        26,000             --
Operating income                            141,069        68,892*         104.8
Operating margin                               7.9%          4.2%*
Income before cumulative effect
  of accounting change                       65,855        10,511*            --
Cumulative effect to January 1, 1993,
  of accounting change, net of income
  tax benefit                                    --      (70,229)             --
Net income (loss)                            65,855      (59,718)*            --
Net Income (Loss) per Share
Income before cumulative effect
  of accounting change                         2.26           .37*            --
Cumulative effect of accounting
  change, net of income tax benefit              --         (2.47)            --
Net income (loss) per share                    2.26         (2.10)*           --
Number of employees                          15,024        15,012             .1)

INDUSTRIAL
Net sales                                   963,446       864,590           11.4
Special charge                                   --        19,200             --
Operating income                             89,281        17,118*            --
Operating margin                               9.3%          2.0%*
Order backlog at December 31                185,022       148,399           24.7

AUTOMOTIVE
Net sales                                   514,273       452,637           13.6
Special charge                                   --         2,600             --
Operating income                             46,841        45,724*           2.4
Operating margin                               9.1%         10.1%*

AEROSPACE & DEFENSE
Net sales                                   316,976       326,614           (3.0)
Special charge                                   --         3,600             --
Operating income                             28,114        26,016*           8.1
Operating margin                               8.9%          8.0%*
Order backlog at December 31                267,019       278,351           (4.1)

*After deducting the special charge.

Consolidated sales for 1994 increased 9.2 percent. Sales for the industrial and automotive segments increased 11.4 and 13.6 percent, respectively, over 1993, but aerospace & defense sales declined 3 percent. U.S. sales increased $110.3 million, or 10.5 percent, and non-U.S. sales increased $40.6 million, or 6.9 percent. Changes in currency exchange rates accounted for nearly $8 million of the increase.

The Company's industrial segment sales increased $98.9 million, or 11.4 percent. U.S. industrial markets continued to strengthen throughout the year, led by growing mobile equipment and machine tool markets, which contributed to an increase in the Company's U.S. industrial sales of 13.7 percent. Strengthening economies contributed to improved industrial sales for the Company in Europe in each of the last three quarters of 1994 compared with the prior year. Non-U.S. industrial sales increased nearly 7.5 percent, the result of increased sales in Asia/Pacific and Brazil in addition to the growth in Europe. Industrial sales in Europe are expected to continue to increase in 1995 as the economies in most countries improve and the Company recognizes the benefits of increased momentum from a new distribution strategy that will focus more directly on the capabilities of a realigned distributor network. Order intake continued to show strong improvement compared with the prior year, increasing 13.4 percent. This resulted in order backlog at December 31, 1994, of $185 million which was $36.6 million, or 24.7 percent, greater than at December 31, 1993.

The Company's automotive segment sales increased $61.6 million, or 13.6 percent, over 1993. U.S. production of cars, vans and light trucks improved significantly, which contributed to an increase in TRINOVA's U.S. automotive sales of nearly 20 percent. Recovery of the automotive markets in Europe proceeded more slowly. As a result of this slower growth and the winding down of certain long-term supply contracts in the second half of the year, the Company's growth in automotive sales in Europe in 1994 was held to 7 percent over 1993. Certain other automotive programs will also be ending during 1995, which may reduce automotive sales for the second half of the year below their 1994 level.

The Company's aerospace & defense segment sales declined $9.6 million, or 3 percent, from 1993. In addition to the effects of continued low levels of defense spending, the sale of a small electric motor business in the 1994 first quarter contributed to the sales decline. Nonetheless, the aerospace & defense segment had a strong fourth quarter, with increased sales over the 1993 fourth quarter and each of the previous 1994 quarters. This increase was due to improvements in both original equipment and spare parts sales. Order backlog at December 31, 1994, of $267 million was $11.3 million, or 4.1 percent, lower than at December 31, 1993.

Consolidated manufacturing margin improved to 24.7 percent from 24.1 percent in 1993. Manufacturing margin for the industrial and aerospace & defense segments improved in 1994, while manufacturing margin for the automotive segment declined. In addition to the benefit of increased sales due to both increased volume and selective price increases in the industrial segment, each of the segments continued to realize the benefit of restructuring efforts. Restructuring initiatives to streamline operations and improve manufacturing and distribution processes have resulted in improved factory throughput and customer service which contributed to improved margins. Automotive segment margins, however, were adversely affected by the conclusion in 1994 of certain highly profitable programs, a shift in sales mix in Europe to lower margin business and program start-up inefficiencies. Increases in provisions for profit-sharing contributions to employees retirement savings plans due to higher earnings in 1994 also served to lower manufacturing margin for each of the segments, particularly industrial. The effect of liquidation of LIFO inventory quantities on cost of products sold and manufacturing income in 1994 was not significant, while in 1993, liquidation of LIFO inventory quantities reduced cost of products sold by $7.6 million.

Selling and general administrative and engineering, research and development expenses (operating expenses) were slightly higher in 1994, than in 1993, but, as a percent of sales, were 16.8 percent in 1994 compared with 18.3 percent in 1993. The Company continues to aggressively pursue reduction of its operating expenses. However, significantly higher net income in 1994 led to increases in provisions for profit-sharing contributions to employees' retirement savings plans and incentive compensation that were charged to operating expenses. Operating income for 1994 was $141.1 million, compared with $68.9 million in 1993. Before deducting the special charge of $26 million in 1993, operating income was $94.9 million.

Interest expense for 1994 of $21.1 million was $4.5 million lower than in 1993, reflecting the effect of lower average debt levels in 1994. Other expenses - net were $7.5 million lower than in 1993 when the Company recognized a charge of $7 million ($4.7 million after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil.

Net income for 1994 amounted to $65.9 million, or $2.26 per share, compared with income before cumulative effect of accounting change in 1993 of $10.5 million, or $.37 per share. After cumulative effect of change in accounting, net loss for 1993 was $59.7 million, or $2.10 per share. The effective tax rate for 1994 was 35 percent, compared with an effective rate in 1993 of 38.6 percent.

The Company evaluated the likelihood of realizing the future benefits of deferred tax assets recorded at December 31, 1994. Valuation allowances were provided for those deferred tax assets where the Company concluded that the future benefits were not likely to be realized. Valuation allowances relate to deferred tax assets in non-U.S. taxing jurisdictions.

1993 Compared with 1992

The following data provide highlights for the year 1993 compared with the year
1992.
                                                                           Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                     1993           1992           (Decrease)

CONSOLIDATED
Net sales                                $1,643,841    $1,695,512           (3.0)%
Manufacturing income                        396,427       388,155            2.1
Manufacturing margin                          24.1%         22.9%
Special charge                               26,000            --             --
Operating income                             68,892*       58,980           16.8
Operating margin                               4.2%*         3.5%
Income before cumulative effect
  of accounting change                       10,511*       14,442          (27.2)
Cumulative effect to January 1, 1993,
  of accounting change, net of income
  tax benefit                               (70,229)           --             --
Net income (loss)                           (59,718)*      14,442             --
Income (Loss) per Share
Income before cumulative effect
  of accounting change                          .37*          .51          (27.5)
Cumulative effect of accounting
  change, net of income tax benefit           (2.47)           --             --
Net income (loss) per share                   (2.10)*         .51             --
Number of employees                          15,012        15,923           (5.7)

INDUSTRIAL
Net sales                                   864,590       902,794           (4.2)
Special charge                               19,200            --             --
Operating income                             17,118*       16,733            2.3
Operating margin                               2.0%*         1.9%
Order backlog at December 31                148,399       152,225           (2.5)

AUTOMOTIVE
Net sales                                   452,637       415,387            9.0
Special charge                                2,600            --             --
Operating income                             45,724*       32,291           41.6
Operating margin                              10.1%*         7.8%

AEROSPACE & DEFENSE
Net sales                                   326,614       377,331          (13.4)
Special charge                                3,600            --             --
Operating income                             26,016*       29,756          (12.6)
Operating margin                               8.0%*         7.9%
Order backlog at December 31                278,351       321,610          (13.5)

*After deducting the special charge.

Consolidated sales for 1993 were 3 percent lower than in 1992. Sales for the Company's industrial and aerospace & defense segments declined during the year, but automotive segment sales increased. Consolidated U.S. sales increased $21.2 million, or 2.1 percent, but non-U.S. sales declined $72.9 million, or 11.0 percent. Changes in currency exchange rates accounted for nearly $51 million of the decline.

Industrial sales declined $38.2 million, or 4.2 percent, from 1992. U.S. sales increased $18.2 million, or 3.4 percent, over the prior year as key markets in the U.S. industrial sector continued to improve. Sales within industrial markets in Asia/Pacific and Brazil also improved over 1992. Industrial sales in Europe, however, declined from 1992 levels, principally the result of the ongoing recession in most European countries. Including the effects of changes in currency exchange rates, industrial sales in Europe declined nearly 26 percent from the prior year.

Automotive sales increased $37.3 million, or 9.0 percent, over 1992. U.S. automotive sales increased $37 million, or nearly 20 percent, over the prior year and included the effect of consolidation in 1993 of a joint venture that had previously been accounted for by the equity method. The Company's European automotive sales volume remained strong during 1993, but because of the negative effects of changes in currency exchange rates, the reported European sales were flat compared with 1992.

Aerospace & defense sales declined $50.7 million, or 13.4 percent, from 1992. This reduction reflected the continued weak conditions in worldwide aerospace and defense markets, as both U.S. and non-U.S. sales were lower than in 1992. U.S. government defense spending continued to decline, and commercial aircraft manufacturers continued to cut back production schedules. Partially offsetting this trend, sales to the commercial aftermarket and repair markets continued to grow in 1993.

Consolidated manufacturing margin improved to 24.1 percent from 22.9 percent for 1992. Manufacturing margin for the industrial and automotive segments improved in 1993. Manufacturing margin for the aerospace & defense segment remained flat compared with 1992, although volume was 13.4 percent lower. Aggressive cost-reduction efforts and continued consolidation of operations and manufacturing processes contributed to improved margins. Liquidation of LIFO inventory quantities reduced cost of products sold, principally benefiting the industrial segment, by $7.6 million in 1993, compared with $6.6 million in 1992. Underabsorption of manufacturing burden due to continued inventory reduction partially offset this benefit in both years.

Initiatives which were undertaken in 1992 to reduce selling and general administrative and engineering, research and development expenses were aggressively pursued during 1993. Operating expenses in 1993 were $27.6 million, or 8.4 percent, lower than in 1992 and were 18.3 percent of sales in 1993, compared with 19.4 percent in 1992. The reduction in engineering, research and development expenses was the result of a streamlining of efforts to achieve greater efficiency.

In the 1993 second quarter, the Company recorded a $26 million ($18.2 million after tax, or $.64 per share) provision for severance and other personnel-related costs associated with worldwide work force reductions, primarily focusing on the Company's industrial operations in Europe. The number of employees worldwide was reduced by approximately 900 persons, or 6 percent, during the year 1993, which contributed to the improvement in manufacturing and operating margins. Restructuring payments in 1993 (net of proceeds from sale of properties) amounted to $17.4 million. This compares with restructuring payments in 1992 totaling $31.7 million. Operating income for the year ended December 31, 1993, amounted to $68.9 million after deducting the special charge of $26 million and compares with operating income for the year 1992 of $59.0 million.

Other expenses - net were $17.6 million greater in 1993 than in 1992. In the 1993 fourth quarter, the Company recognized a charge of $7 million ($4.7 million after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil. Also, Other expenses - net for the year 1993 included exchange losses of $10.6 million, principally relating to Brazil, compared with $4.9 million for the year 1992.

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


Liquidity, Working Capital and Capital Investment

Cash provided by operating activities during 1994 totaled $143 million, compared with $128.9 million in 1993. Higher earnings in 1994 compared with 1993, after adjustment for the cumulative effect of change in accounting and special charge, contributed to the increase in cash provided by operations. Cash provided by changes in payables, other assets and accruals was more than offset by the effect of increased receivables. Of the increase in receivables, $25 million was due to a reduction in the amount of accounts receivable sold. Restructuring payments in 1994 totaling $6 million, net of proceeds from sale of properties and business, were $11.5 million lower than in the prior year. Inventory reductions in 1993 provided cash of $42.7 million, compared with a nominal increase in inventories in 1994. Income tax payments in 1994 were $13 million less than in 1993.

Capital expenditures totaled $55.2 million in 1994, nearly the same as capital spending in 1993. Capital spending for 1995, however, is projected to grow significantly to support manufacturing process improvements. Quarterly dividend payments for 1994 were $.17 per share, or $.68 per share for the year. In January 1995, the Company's Board of Directors approved a dividend for the first quarter of 1995 of $.18 per share, equal to an annualized rate of $.72 per share.

Debt payments, net of borrowings, totaled $72.6 million in 1994, compared with $57.8 million in 1993. The debt-to-capitalization ratio (debt divided by debt plus equity) was 42.6 percent at December 31, 1994, down from 55.1 percent at December 31, 1993. In 1994, the Company executed a five-year, $175 million revolving credit agreement with a consortium of U.S. and non-U.S. banks. The agreement is intended to support the Company's commercial paper borrowings, and, to the extent not so utilized, provide domestic borrowing capacity.
There were no borrowings under this agreement or commercial paper outstanding at December 31, 1994. In addition, the Company has uncommitted arrangements with various banks to provide short-term financing as necessary. The Company expects that cash flow from operating activities will be sufficient to meet normal operating requirements over the near term.

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

                                              -59-

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


The following is a summary of the quarterly results of operations for the years ended December 31, 1994 and 1993.

                                                        1994
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     ----------
                                         (In thousands, except per share data)

Net sales                       $ 439,831  $ 460,863  $ 437,587  $ 456,414   $1,794,695
Manufacturing income              108,465    115,426    106,481    112,920      443,292
Net income                         13,274     19,324     15,131     18,126       65,855
Net income per share                  .46        .66        .52        .62         2.26
Average shares outstanding         30,745     30,866     30,903     30,890       30,815(a)

                                                        1993
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     -----------
                                             (In thousands, except per share data)

Net sales                       $ 429,169  $ 419,748  $ 393,263  $ 401,661   $1,643,841
Manufacturing income               98,231    101,919     96,260    100,017      396,427
Income (loss) before cumulative
effect of accounting change         5,634     (9,121)     9,461      4,537       10,511 (b)
Cumulative effect of accounting
change                            (70,229)         -          -          -      (70,229)
Net income (loss)                 (64,595)    (9,121)     9,461      4,537      (59,718)(b)
Income (loss) per share
Income (loss) before cumulative
effect of accounting change           .20       (.32)       .33        .16          .37 (b)
Cumulative effect of accounting
change                              (2.48)         -          -          -        (2.47)(c)
Net income (loss) per share         (2.28)      (.32)       .33        .16        (2.10)(b,c)
Average shares outstanding         28,296     28,345     28,434     28,512       28,405 (a)




                                              -60-


a) For purposes of computing net income per share for 1994, the assumed conversion of the Company's 6 percent convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares, and net income was increased for the after-tax equivalent of interest expense on the debentures. The assumed conversion of the convertible debentures was not included in average shares outstanding for 1993 because the effect of the inclusion would have been anti-dilutive.

(b) The 1993 fourth quarter and year include a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million pretax, $4.7 million net ($.17 per share). The income tax provision for the 1993 third quarter and year was reduced by approximately $1 million due to adjustment of net deferred tax assets to recognize the change in the U.S. statutory tax rate. The income tax provision for the 1993 third quarter also includes the benefit from utilization of a current-year operating loss of a non-U.S. subsidiary. The 1993 second quarter and year include a special charge for severance and other personnel-related costs amounting to $26 million pretax, $18.2 million net ($.64 per share).

(c) The total of the quarterly income per share amounts does not equal the annual per share amounts.

REPORT OF ERNST & YOUNG LLP,
Independent Auditors


Shareholders and Board of Directors
TRINOVA Corporation



We have audited the accompanying statement of financial position of TRINOVA Corporation and subsidiaries as of December 31, 1994 and 1993, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRINOVA Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 8 of Notes to Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.





                                 /S/ ERNST & YOUNG LLP


Toledo, Ohio
January 25, 1995

STATEMENT OF INCOME
Years ended December 31, 1994, 1993 and 1992
(In thousands, except per share data)


                                                1994           1993           1992
                                              --------       --------       --------
Net sales                                  $1,794,695     $1,643,841     $1,695,512
Cost of products sold                       1,351,403      1,247,414      1,307,357
                                           ----------     ----------     ----------
MANUFACTURING INCOME                          443,292        396,427        388,155

Selling and general administrative
  expenses                                    246,758        246,221        263,863
Engineering, research and development
  expenses                                     55,465         55,314         65,312
Special charge                                      -         26,000              -
                                           ----------     ----------     ----------
OPERATING INCOME                              141,069         68,892         58,980

Interest expense                              (21,060)       (25,516)       (26,313)
Other expenses - net                          (18,754)       (26,265)        (8,625)
                                           ----------     ----------     ----------

INCOME BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                        101,255         17,111         24,042
Income taxes                                   35,400          6,600          9,600
                                           ----------     ----------     ----------
INCOME BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                    65,855         10,511         14,442
Cumulative effect to January 1, 1993,
of accounting change, net of income
tax benefit                                         -        (70,229)             -
                                           ----------     ----------     ----------
NET INCOME (LOSS)                          $   65,855     $  (59,718)    $   14,442
                                           ==========     ==========     ==========
INCOME (LOSS) PER SHARE
Income before cumulative
effect of accounting change                $     2.26     $      .37     $      .51
Cumulative effect of accounting
change, net of income tax benefit                   -          (2.47)             -
                                           ----------     ----------     ----------
NET INCOME (LOSS) PER SHARE                $     2.26     $    (2.10)    $      .51
                                           ==========     ==========     ==========
Average number of common
shares outstanding                             30,815         28,405         28,259
                                           ==========     ==========     ==========


The Notes to Financial Statements are an integral part of this statement.


STATEMENT OF FINANCIAL POSITION
December 31, 1994 and 1993
(Dollars in thousands, except per share data)

                                                              1994           1993
                                                          ------------   ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $    27,928    $    20,534
Receivables                                                   247,531        200,340
Inventories                                                   217,316        212,346
Other current assets                                           47,618         54,011
                                                          -----------    -----------
TOTAL CURRENT ASSETS                                          540,393        487,231

Plants and properties                                         869,831        826,100
Less accumulated depreciation                                 490,025        439,281
                                                          -----------    -----------
                                                              379,806        386,819
Other assets                                                   80,835         98,151
                                                          -----------    -----------
TOTAL ASSETS                                              $ 1,001,034    $   972,201
                                                          ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                             $     1,755    $    60,539
Accounts payable                                               96,587         81,133
Income taxes                                                   31,621         27,364
Other accrued liabilities                                     158,501        151,469
Current maturities of long-term debt                              930          4,257
                                                          -----------    -----------
TOTAL CURRENT LIABILITIES                                     289,394        324,762

Long-term debt                                                234,914        246,214
Postretirement benefits other than pensions                   120,848        120,058
Other liabilities                                              28,150         22,558
Deferred income taxes                                           7,682          5,377

SHAREHOLDERS' EQUITY
Common stock - par value $5 a share
Authorized - 100,000,000 shares
Outstanding - 28,795,909 and
28,405,880 shares, respectively
(after deducting 5,413,987 and
5,804,016 shares, respectively, in treasury)                  143,979        142,029
Additional paid-in capital                                     12,511          2,157
Retained earnings                                             184,930        138,628
Currency translation adjustments                              (21,374)       (29,582)
                                                          -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                    320,046        253,232
                                                          ------------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 1,001,034    $   972,201
                                                          ===========    ===========

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CASH FLOWS
Years ended December 31, 1994, 1993 and 1992
(In thousands)

                                                  1994         1993         1992
                                                --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                               $   65,855   $  (59,718)  $   14,442
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Cumulative effect of accounting change,
net of income tax benefit                                -       70,229            -
Special charge                                           -       26,000            -
Depreciation                                        60,784       61,802       62,242
Deferred income taxes                               17,436       (5,465)      11,178
Changes in certain assets and liabilities,
excluding effects from special charge
- -Receivables                                       (41,384)     (15,041)     (26,405)
- -Inventories                                        (3,570)      42,656       24,679
- -Accounts payable                                   13,116        5,016        1,153
- -Income taxes                                       10,631       (8,298)      (3,010)
- -Other assets, payables and accruals                19,164       18,810       (6,538)
Restructuring payments - net                        (5,978)     (17,439)     (31,749)
Other                                                6,947       10,367          135
                                                ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES          143,001      128,919       46,127

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                               (55,154)     (55,128)     (52,278)
Other                                                1,840        1,904          993
                                                ----------   ----------   ----------
NET CASH USED BY INVESTING ACTIVITIES              (53,314)     (53,224)     (51,285)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash dividends                                     (19,553)     (19,258)     (19,198)
Decrease in notes payable                          (57,862)     (51,092)     (30,193)
Repayments of long-term borrowings                 (15,068)     (15,261)     (15,920)
Long-term borrowings                                   317        8,523       75,744
Stock issuance under stock plans                    12,304        2,528          192
                                                ----------   ----------   ----------
NET CASH PROVIDED(USED) BY FINANCING ACTIVITIES    (79,862)     (74,560)      10,625

Effect of exchange rate changes on cash             (2,431)      (6,870)      (5,795)
                                                ----------   ----------   ----------

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                 7,394       (5,735)        (328)

Cash and cash equivalents at beginning of year      20,534       26,269       26,597
                                                ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $   27,928   $   20,534   $   26,269
                                                ==========   ==========   ==========

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1994, 1993 and 1992
(Dollars in thousands, except per share data)


                                                  Additional                 Currency
                                       Common       Paid-In     Retained    Translation
                                        Stock       Capital     Earnings    Adjustments
BALANCE AT JANUARY 1, 1992            $ 141,130    $     336    $ 222,360     $  10,821

Net income                                                         14,442
Cash dividends paid ($.68 a share)                                (19,198)
Issuance of 11,656 shares, net of
shares exchanged, under stock plans          58          134
Translation and hedge adjustments                                               (17,223)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1992            141,188          470      217,604        (6,402)

Net loss                                                          (59,718)
Cash dividends paid ($.68 a share)                                (19,258)
Issuance of 168,254 shares, net of
shares exchanged, under stock plans         841        1,687
Translation and hedge adjustments                                               (23,180)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1993            142,029        2,157      138,628       (29,582)

Net income                                                         65,855
Cash dividends paid ($.68 a share)                                (19,553)
Issuance of 390,029 shares, net of
shares exchanged, under stock plans       1,950       10,354
Translation and hedge adjustments                                                 8,208
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1994          $ 143,979    $  12,511    $ 184,930     $ (21,374)
                                      =========    =========    =========     =========

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 1994
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Affiliated companies in which the Company's ownership is 20 to 50 percent are accounted for by the equity method. All other minority investments are carried at cost. All significant intercompany transactions, balances and profits are eliminated upon consolidation.

Cash Equivalents: Marketable securities that are highly liquid and have maturities of three months or less are classified as cash equivalents. The carrying amount approximates fair value.

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

Life Insurance: The Company's investment in corporate-owned life insurance is recorded net of policy loans. Net life insurance expense, including interest expense of $1,522 on policy loans in 1994, is included in Other expenses - net in the Statement of Income.

Accounting Changes: The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective January 1, 1993. The effect of adopting this standard is discussed in Note 8. The Company also adopted, effective January 1, 1993, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which was not significant to the Company's results of operations or consolidated financial position.

Net Income (Loss) per Share: Net income (loss) per share is computed using the average number of common shares outstanding, including common stock equivalents. For purposes of computing net income per share for 1994, the assumed conversion of the Company's 6 percent convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares, and net income was increased for the after-tax equivalent of interest expense on the debentures. The assumed conversion of the 6 percent convertible debentures was not included in average shares outstanding for 1993 and 1992 because the effect of the inclusion would have been anti-dilutive.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTS RECEIVABLE

The Company has an agreement expiring on December 22, 1995, with a financial institution to sell, on an ongoing basis, undivided percentage ownership interests in a designated pool of U.S. trade accounts receivable, up to a maximum of $75,000. Accounts receivable amounting to $50,000 and $75,000 were sold under this agreement at December 31, 1994 and 1993, respectively. The Company has retained substantially the same risk of loss as if these accounts receivable had not been sold.


NOTE 3 - INVENTORIES

Inventory costs determined by the LIFO method accounted for approximately 55 percent and 51 percent of the total inventories at December 31, 1994 and 1993, respectively. If all inventories valued by the LIFO method had been valued at current costs, these inventories would have been approximately $33,047 and $32,829 higher than reported at December 31, 1994 and 1993, respectively.

During 1994, 1993 and 1992 certain inventories were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years compared with current cost. The effect of these inventory liquidations in 1994 was not significant. In 1993 and 1992, the effect of inventory liquidations was to reduce cost of products sold by $7,615 and $6,590, respectively. This increased income before cumulative effect of accounting change in 1993 by $4,653 ($.16 per share) and increased net income in 1992 by $4,086 ($.14 per share).


NOTE 4 - DEBT

                                                 1994         1993
                                                ------       ------

6% convertible subordinated debentures         $100,000     $100,000
7.95% notes                                      75,000       75,000
9.55% senior sinking fund debentures             50,000       50,000
Industrial revenue bonds - interest rates from
 5.8% to 9.5% - due at various dates to 2013      7,661       11,176
Other                                             3,183       14,295
                                               --------     --------
                                                235,844      250,471
Less current maturities                             930        4,257
                                               --------     --------
                                               $234,914     $246,214
                                               ========     ========

NOTES TO FINANCIAL STATEMENTS

The 6 percent convertible subordinated debentures are convertible into common stock at a conversion price of $52.50 per share. The debentures mature on October 15, 2002, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. The 7.95 percent notes mature on May 1, 1997, are not redeemable prior to maturity, and are not subject to a sinking fund.

The 9.55 percent senior sinking fund debentures mature on February 1, 2018, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. An annual mandatory sinking fund payment of $2,500 is required commencing February 1, 1999. The Company may increase its sinking fund payment in any year by an additional amount of up to $5,000.

In 1994, the Company executed a five-year, $175,000 revolving credit agreement with a consortium of U.S. and non-U.S. banks. Borrowings under the credit line will bear interest at rates agreed to by the Company and lendors. At December 31, 1994, there were no borrowings under this agreement. Covenants of the revolving credit agreement and certain other debt instruments require the Company to maintain certain financial ratios, including a limitation that the Company's debt-to-capitalization ratio (exclusive of the effects of the change in accounting for postretirement benefit obligations) not exceed a specified amount. At December 31, 1994, under the most restrictive of these covenants, retained earnings of $154,000 were available for the payment of cash dividends.

At December 31, 1994, long-term debt amounting to $235,844, including current maturities, had an estimated fair value of $224,400. Estimated fair value for long-term debt, including current maturities, at December 31, 1993, was $265,600. Fair value for notes payable at December 31, 1994 and 1993, was approximately equal to the carrying amount at that date.

Maturities of long-term debt in 1995 and in the four succeeding years are $930, $507, $75,498, $549 and $3,102. Interest paid on debt during 1994, 1993 and 1992 amounted to $25,146, $24,994 and $26,825, respectively. The weighted average interest rate of outstanding short-term notes payable was 9.4 percent and 4.8 percent at December 31, 1994 and 1993, respectively.

NOTES TO FINANCIAL STATEMENTS
NOTE 5 - INCOME TAXES

The components of income before income taxes and cumulative effect of accounting change consist of the following:


                                           1994           1993           1992
                                          ------         ------         ------
U.S.                                      $ 45,562       $  8,147       $     649
Non-U.S.                                    55,693          8,964          23,393
                                          --------       ---------      ---------

                                          $101,255       $ 17,111       $  24,042
                                          ========       =========      =========

Income tax expense, excluding taxes related to cumulative effect of accounting change, consists of the following:

                                           1994           1993           1992
                                          ------         ------         ------
Current:
  U.S. federal                            $  4,537       $  4,841       $  (6,098)
  State and local                              954            299           1,875
  Non-U.S.                                  12,473          6,925           2,645
                                          --------       ---------      ---------
                                            17,964         12,065          (1,578)

Deferred:
  U.S. federal                              10,900         (2,050)          9,055
  Non-U.S.                                   6,536         (3,415)          2,123
                                          --------       ---------      ---------
                                            17,436         (5,465)         11,178
                                          --------       ---------      ---------
                                          $ 35,400       $  6,600       $   9,600
                                          ========       =========      =========

NOTES TO FINANCIAL STATEMENTS

The effect of temporary differences and loss carryforwards giving rise to deferred tax assets and liabilities is as follows:

                                                    1994              1993
                                                   ------            ------

Gross Deferred Tax Assets
Postretirement benefits other than pensions        $  42,332         $  45,540
Tax loss carryforwards                                30,572            44,712
Employee benefit accruals                              9,436             9,315
Other                                                 10,400            18,841
                                                   ---------         ---------
                                                      92,740           118,408

Gross Deferred Tax Liabilities
Depreciation                                         (37,737)          (36,875)
Pensions                                              (3,125)           (5,746)
Other                                                 (1,157)           (2,243)
                                                   ---------         ---------
                                                     (42,019)          (44,864)

Valuation allowances                                 (29,533)          (29,962)
                                                   ---------         ---------
Net deferred tax assets                            $  21,188         $  43,582
                                                   =========         =========

The components of deferred tax assets (liabilities) net of valuation allowances are classified in the Statement of Financial Position as follows:

                                                   1994              1993
                                                   ----              ----

Current assets                                     $  9,750          $ 19,287
Non-current assets                                   19,120            29,672
Non-current liabilities                              (7,682)           (5,377)
                                                   --------          --------
Net deferred tax assets                            $ 21,188          $ 43,582
                                                   ========          ========

Valuation allowances decreased $429 and $479 in 1994 and 1993, respectively, and increased $1,429 in 1992.

NOTES TO FINANCIAL STATEMENTS

Reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate before cumulative effect of accounting change follows:

                                           1994           1993           1992
                                          ------         ------         ------
Statutory U.S. federal income tax rate     35.0%          35.0%         34.0%
Increase (decrease) resulting from:
State and local taxes, net of federal
  benefit                                    .8            1.1           5.1
Special charge - basis differences and
  charges without tax benefits                -           15.6             -
Taxes in excess of (less than) the
  U.S. tax rate on non-U.S. earnings        2.3           (6.0)            -
Rate differential on temporary
  differences                                 -           (6.5)            -
Other                                      (3.1)           (.6)           .8
                                           ----           ----         -----
Effective income tax rate                  35.0%          38.6%         39.9%
                                           ====           ====         =====


Adjustment of net deferred tax assets due to the change in the statutory U.S. federal income tax rate reduced the provision for income taxes for 1993 by approximately $1,000.

At December 31, 1994, the Company had non-U.S. net operating loss carryforwards of $72,594 for income tax purposes. Loss carryforwards of approximately $33,809 have no expiration dates and the remainder expire in years through 1999.

The Company does not provide deferred income taxes on undistributed earnings of certain of its non-U.S. subsidiaries which have been reinvested indefinitely. Undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes have not been provided approximated $56,000 at December 31, 1994. Should these earnings be remitted, certain countries will impose withholding taxes that will be available for use as credits against any U.S. federal income tax liability, subject to certain limitations. It is not practical to estimate the amount of tax that would be payable should the Company remit these earnings.

Income taxes paid during 1994, 1993 and 1992 amounted to $7,333, $20,363 and $1,432, respectively.

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


NOTE 7 - RETIREMENT PLANS

The Company has adopted trusteed defined-contribution plans as its primary retirement vehicle. Such plans now cover most full-time U.S. employees and certain non-U.S. employees. Annual expense for the major defined-contribution plans is based primarily upon employee participation and earnings of the Company. The Company follows the policy of funding retirement plan contributions accrued.

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

Components of net periodic pension cost for the defined-benefit plans and the total contributions charged to pension expense for the defined-contribution plans are summarized below. Net periodic pension cost for 1993 was reduced by settlement gains for certain non-U.S. plans aggregating $1,400.

                                           1994           1993           1992
                                          ------         ------         ------
Defined-benefit plans:
  Service cost - benefits earned          $  2,700       $  2,900       $  3,200
  Interest cost                             10,700         10,900         11,200
  Actual return on plans' assets             2,500        (23,500)       (12,300)
  Net amortization and deferral            (12,800)        12,300          1,800
                                          --------       --------       --------
Net pension cost - defined-benefit plans     3,100          2,600          3,900
Defined-contribution plans                  31,200         19,400         14,600
Other non-U.S. retirement plans                700            700            300
                                          --------       --------       --------
Total pension expense                     $ 35,000       $ 22,700       $ 18,800
                                          ========       ========       ========

NOTES TO FINANCIAL STATEMENTS

The defined-benefit plans' assets consist of equity securities, corporate and government bonds, and real estate. Following are assumptions used in determining the plans' benefit obligations. The measurement dates for these plans were principally September 30.
                                           1994           1993
                                          ------         ------
Discount rates:
  U.S.                                      8.25%          7.25%
  Non-U.S.                                  7.9            7.6
Rates of increase in future compensation:
  U.S.                                      4.0            4.0
  Non-U.S.                                3.0-5.5        3.0-5.5
Long-term rate of return on assets         10.0           10.0

The following table sets forth the funded status and amounts recorded in the Company's Statement of Financial Position for defined-benefit plans.

                                              1994                    1993
                                      --------------------    ---------------------
                                      Assets     Accumulated    Assets     Accumulated
                                      Exceed      Benefits      Exceed      Benefits
                                    Accumulated    Exceed     Accumulated    Exceed
                                     Benefits      Assets      Benefits      Assets
                                    -----------  -----------  -----------  -----------
Actuarial present value
 of benefit obligation:
Vested benefit obligation           $ 93,300     $ 31,200     $107,800     $ 17,800
                                    ========     ========     ========     ========

Accumulated benefit obligation      $ 94,600     $ 32,900     $110,800     $ 18,500
                                    ========     ========     ========     ========

Projected benefit obligation        $109,800     $ 35,800     $128,200     $ 19,400
Plans' assets at fair value          118,100       13,600      136,300          900
                                    --------     --------     --------     --------
Projected benefit obligation
 (in excess of) less than
 plans' assets                         8,300      (22,200)       8,100      (18,500)
Unrecognized net gain                 (1,000)      (8,100)      (9,300)      (1,200)
Unrecognized net
 obligation less amortization          1,800        2,400        4,400        1,200
Unrecognized prior service cost        8,800        2,200        9,000          700
Adjustment required to
 recognize minimum liability               -       (1,100)           -         (500)
                                    --------     --------     --------     --------
Net pension asset (liability)
 recorded in the Statement
 of Financial Position              $ 17,900     $(26,800)    $ 12,200     $(18,300)
                                    ========     ========     ========     ========

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide access to benefits under life insurance and health care plans for most retired U.S. and certain retired non-U.S. employees and eligible spouses (participants). Most retirees outside the U.S. are covered by government-sponsored or retiree-funded programs. Benefits for U.S. retirees are generally subject to participant contributions, deductibles, co-payment provisions and certain other limitations. The Company has reserved the right to change these benefit plans as necessary or appropriate, where permitted by law. Effective January 1, 1993, changes were made to plans covering certain retired participants, resulting in a realignment of benefits and consolidation of certain plans. Certain provisions of these changes will become effective for participants who retire after January 1, 1995.

The revised plans recognize that the Company, as the secondary provider to Medicare, will contribute toward the cost of health care benefits for participants who retire at age 65 or older and have at least 10 years of service at retirement. The amount of the Company's contribution for participants retiring after January 1, 1995, will be limited to fixed amounts (base-period costs) that now approximate the average current cost of claims. Accordingly, as medical costs escalate, those participants retiring in 1995 and thereafter will pay the difference between the Company's average annual per-capita claims costs and the base-period costs.

During a transition period, the Company will also contribute toward the cost of health care for participants who retire prior to age 65, providing they had met certain age and service-period requirements as of January 1, 1995. The amount of the Company's contribution will not exceed the base-period costs. Those participants retiring before reaching age 65 who do not meet the age and service period requirements will have the option to purchase health care benefits at full cost until becoming eligible for a Company contribution at age 65.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (FAS
106), effective January 1, 1993. This standard specifies that the expected cost of providing postretirement benefits other than pensions be accrued during the eligible employees' active service periods. The Company elected to recognize the transition obligation as a cumulative effect to January 1, 1993, of a change in accounting principle resulting in a non-cash charge to income of $113,229 ($70,229 after tax, or $2.47 per share for the year). In addition to the cumulative effect of change in accounting, the Company's 1993 postretirement benefit cost increased $6,800 from what it would have been had the change in accounting not been made, decreasing income before cumulative effect of accounting change for 1993 by $4,200, or $.15 per share.

NOTES TO FINANCIAL STATEMENTS

Components of postretirement benefit cost are as follows:

                                                   1994         1993

Service cost - benefits earned                   $   1,971    $   3,121
Interest cost                                        7,352        9,093
Net amortization and deferral                         (969)           -
                                                 ---------    ---------
Postretirement benefit cost                      $   8,354    $  12,214
                                                 =========    =========

The decline in the 1994 expense was principally due to plan amendments, reflecting reductions in service and interest costs, as well as amortization of unrecognized prior service cost. For 1992 the cost of retiree health care and life insurance benefits recognized as expense when claims were incurred was $5,000.

The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1994 and 1993 (based on measurement of the accumulated postretirement benefit obligation at September 30), is as follows:

                                                   1994         1993
Accumulated postretirement benefit obligation:
  Retirees                                       $  64,622    $  67,673
  Plans' participants fully eligible
    to receive benefits                             13,108       14,368
  Other active plan participants                    20,942       28,566
                                                 ---------    ---------
                                                    98,672      110,607
Unrecognized prior service cost                     11,611        3,859
Unrecognized net gains                              10,565        5,592
                                                 ---------    ---------
Accrued postretirement benefits
  other than pensions                            $ 120,848    $ 120,058
                                                 =========    =========

Following are assumptions used in determining the postretirement benefit cost and the accumulated postretirement benefit obligation:

                                                   1994         1993
Discount rate                                      8.25%        7.25%
Projected health care cost trend rates:
  Under age 65                                     10.1         10.6
  Over age 65                                       7.4          7.7
  Ultimate                                         5.25         5.25
Year ultimate health care cost trend
  rate is achieved                                 2008         2008

NOTES TO FINANCIAL STATEMENTS

The projected health care cost trend rates listed above for under and over age 65 participants represent assumed increases in per capita cost of covered health care benefits for 1995 and 1994, respectively. For future years, the rates are assumed to decrease gradually and remain at the ultimate trend rate thereafter. A one-percentage point increase in the projected health care cost trend rates would increase the 1994 postretirement benefit cost by $860 and the accumulated postretirement benefit obligation as of September 30, 1994, by $6,800.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - LEASES

The Company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to approximately $21,908, $22,470 and $23,960 for 1994, 1993 and 1992, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1994, are as follows:

      1995                          $ 15,106
      1996                            12,490
      1997                            10,223
      1998                             8,309
      1999                             6,114
      Thereafter                      28,869
                                    --------
                                    $ 81,111
                                    ========


NOTE 10 - FORWARD EXCHANGE CONTRACTS

The Company enters into forward exchange contracts to hedge exposure to exchange rate fluctuations on anticipated future purchase and sales transactions and on certain intercompany loans denominated in currencies other than the functional currency of the originating subsidiaries. Forward exchange contracts are written on a short-term basis (generally 30 days), are not held for trading purposes, and are not held for purposes of speculation. The hedges of anticipated future transactions and intercompany loans are intended to limit the risk associated with the effects of changes in foreign exchange rates as the future transactions materialize and the intercompany loans are settled. Gains and losses on all forward exchange contracts described above are recognized in Other expenses - net in the Statement of Income in the periods the exchange rates change. The Company's credit risk in these transactions is limited to the cost of replacing the contracts at current market rates in the event of non-performance by the counterparties. Since these contracts are written with major international financial institutions, the Company believes its risk of credit loss is remote, and any losses incurred would not be significant. At December 31, 1994, the Company had no forward exchange contracts outstanding to hedge exposure to exchange rate fluctuations on anticipated future transactions or intercompany loans. The Company previously entered into forward exchange contracts to hedge the exposed net asset positions of certain non-U.S. subsidiaries. Gains and losses on those contracts were deferred in the currency translation adjustments component of shareholders' equity. At December 31, 1993, the Company had approximately $49,000 of forward exchange contracts outstanding, of which $42,000 related to hedges of exposed net assets.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 - SPECIAL CHARGE AND OTHER TRANSACTION

In 1993, the Company recorded a special charge of $26,000 for severance and other personnel-related costs associated with worldwide work force reductions, primarily focusing on the Company's industrial operations in Europe. This special charge increased the net loss for the year ended December 31, 1993, by $18,200, or $.64 per share. Also in 1993, the Company recorded a charge in Other expenses - net of $7,000 ($4,700 after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil.


NOTE 12 - CAPITAL STOCK AND EMPLOYEE STOCK OPTIONS

The Company has rights outstanding as set forth in a Rights Agreement, whereby holders of common stock have one right for each share of common stock outstanding. When exercisable, each right entitles its holder to buy one one-hundredth of a new preferred share for $125. The Company has 4,000,000 shares of serial preferred stock authorized, of which no shares were outstanding at December 31, 1994 or 1993. If a person or group acquires 20 percent or more of the Company's outstanding common stock without complying with the Ohio Control Share Acquisition Act, or engages in certain self-dealing transactions, holders of rights will be entitled to purchase (a) common stock of the Company at one-half the market price, or (b) shares of an acquiring company at one-half the market price, depending upon the circumstances of the transaction. The Company may redeem the rights at a price of $.01 per right at any time prior to the rights becoming exercisable. The rights will expire in 1999.

In 1994, the Company's shareholders approved the 1994 Stock Incentive Plan (the "1994 Plan") which permits the issuance of stock options, stock appreciation rights ("SARs") and performance awards to selected salaried employees as approved by the Organization and Compensation Committee of the Board of Directors. The 1994 Plan replaced the Company's 1982 and 1987 Stock Option Plans ("Option Plans").

The number of shares of common stock that may be issued or transferred under the 1994 Plan may not exceed 1,419,900 shares, which includes 419,900 shares that were available for grant under the Option Plans as of the date the 1994 Plan was approved by the Board of Directors. The aggregate number of shares that may be granted to any single individual through stock options or SARs under the 1994 Plan may not exceed 200,000. Shares subject to award under the 1994 Plan that expire, terminate or are canceled without exercise are available for the grant of new awards. In instances where SARs or performance awards are settled in cash, the shares covered by such settlements will remain available for issuance under the 1994 Plan. Common stock issued under the 1994 Plan may be shares of original issuance, treasury shares or a combination thereof.

NOTES TO FINANCIAL STATEMENTS

Options may be granted to selected employees to purchase common stock at a price not less than 100 percent of fair market value on the date of grant.
The term of each award will be determined by the Organization and Compensation Committee. All options granted as of December 31, 1994, are exercisable one year after date of grant and expire 10 years after date of grant. Options granted may be incentive stock options or non-qualified options. SARs granted under the 1994 Plan may either be freestanding appreciation rights or may be granted in tandem with stock options. No SARs were issued or outstanding at December 31, 1994.

Performance awards may be granted to selected employees to receive future payments contingent on continuous service with the Company and achievement of pre-established goals. Such awards may be settled in cash, common shares available under the 1994 Plan or a combination of both as determined by the Organization and Compensation Committee. In January 1995, 17,049 shares of common stock were distributed to participants as performance awards under provisions of the long-term incentive plan for the three-year period ended December 31, 1994.

At December 31, 1994, options were outstanding with expiration dates ranging to May 24, 2014, to purchase 1,097,230 shares of common stock at a weighted-average exercise price of $29.29 per share. At December 31, 1994, the Company had 4,105,892 shares of common stock reserved for issuance in connection with stock options and performance awards and for conversion of 6 percent convertible subordinated debentures.

The following table summarizes stock options for the years 1994 and 1993.

                                    1994                        1993
                        --------------------------    --------------------------
                           Option      Range of          Option      Range of
                           Shares    Option Prices       Shares    Option Prices
                        -----------  -------------    -----------  -------------
Outstanding at
January 1                1,271,892  $14.17 to $32.81  1,546,739   $14.17 to $32.81
Granted                    316,000             33.13    278,000              29.38
Exercised                 (416,312)  14.17 to  29.38   (468,897)   14.17 to  29.25
Expired or canceled        (74,350)  14.17 to  29.25    (83,950)   22.50 to  29.38
Outstanding at
 December 31             1,097,230   15.96 to  33.13  1,271,892    14.17 to  32.81
Exercisable at
 December 31               781,230   15.96 to  32.81  1,007,892    14.17 to  32.81
Available for future
 awards at December 31   1,086,851                      419,900


NOTES TO FINANCIAL STATEMENTS

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

Operating income is net sales less operating expenses. Operating expenses include cost of products sold; selling and general administrative expenses; and engineering, research and development expenses. For 1993, operating expenses included a special charge amounting to $26,000, allocated $19,200 to industrial, $2,600 to automotive, $3,600 to aerospace & defense and $600 to corporate. Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist of cash, receivables, properties, deferred income taxes and deferred charges.

NOTES TO FINANCIAL STATEMENTS

The following data relate to business segments:

                                                                  Depreciation
                                                       Identi-         and
                                         Operating     fiable     Amortization   Capital
                            Net Sales     Income       Assets       Expense    Expenditures
                           -----------  -----------  -----------  -----------  -----------
1994
Industrial                 $  963,446   $   89,281   $  517,383   $   30,141   $   25,682
Automotive                    514,273       46,841      227,115       18,215       18,725
Aerospace & Defense           316,976       28,114      178,216       11,727        8,533
                           ----------   ----------   ----------   ----------   ----------
                           $1,794,695      164,236      922,714       60,083       52,940
                           ==========
Corporate                                  (23,167)      41,488        1,988        2,214
Investments in
affiliates                                       -       36,832            -            -
                                        ----------   ----------   ----------   ----------
                                        $  141,069   $1,001,034   $   62,071   $   55,154
                                        ==========   ==========   ==========   ==========

1993
Industrial                 $  864,590   $   17,118   $  477,182   $   31,860   $   29,115
Automotive                    452,637       45,724      203,725       17,547       14,705
Aerospace & Defense           326,614       26,016      189,050       11,785       10,724
                           ----------   ----------   ----------   ----------   ----------
                           $1,643,841       88,858      869,957       61,192       54,544
                           ==========
Corporate                                  (19,966)      64,655        1,826          584
Investments in
affiliates                                       -       37,589            -            -
                                        ----------   ----------   ----------   ----------
                                        $   68,892   $  972,201   $   63,018   $   55,128
                                        ==========   ==========   ==========   ==========

1992
Industrial                 $  902,794   $   16,733   $  551,367   $   33,145   $   30,374
Automotive                    415,387       32,291      193,549       15,555       12,178
Aerospace & Defense           377,331       29,756      199,063       12,910        8,915
                           ----------   ----------   ----------   ----------   ----------
                           $1,695,512       78,780      943,979       61,610       51,467
                           ==========
Corporate                                  (19,800)      35,891        1,591          811
Investments in
affiliates                                       -       37,519            -            -
                                        ----------   ----------   ----------   ----------
                                        $   58,980   $1,017,389   $   63,201   $   52,278
                                        ==========   ==========   ==========   ==========

NOTES TO FINANCIAL STATEMENTS

NOTE 14 - NON-U.S. OPERATIONS

U.S. sales include export sales to unaffiliated non-U.S. customers of $133,769, $81,650 and $71,707 in 1994, 1993 and 1992, respectively. Currency exchange losses charged to Other expenses - net amounted to $7,834, $16,398 and $8,442 in 1994, 1993 and 1992, respectively. The exchange losses principally result from translation of financial statements for the Company's operations in Brazil and are due, in part, to funds which have been invested. The currency exchange losses were partially offset by investment income.

The following summary of financial data pertains to the Company and its non-U.S. operations. The geographic groupings of non-U.S. operations have been based on similarities of business environments and geographic proximity.

                            United                                Elimina-     Consoli-
                            States       Europe        Other       tions        dated
                           ---------    ---------    ---------    ---------    ---------
1994
Net sales                  $1,164,914   $  518,785   $  110,996   $        -   $1,794,695
Operating income              102,066       24,738       14,265            -      141,069
Identifiable assets           725,297      288,820       83,447      133,362      964,202
Total assets                  781,188      288,820       86,153      155,127    1,001,034
Total liabilities             593,372      142,351        8,397       63,132      680,988

1993
Net sales                  $1,054,595   $  486,829   $  102,417   $       -    $1,643,841
Operating income (loss)(a)     54,895         (876)      14,873           -        68,892
Identifiable assets           689,548      325,757       63,269      143,962      934,612
Total assets                  727,550      325,757       63,269      144,375      972,201
Total liabilities             683,449      103,406       (1,139)      66,747      718,969

(a) Includes special
charge amounting to:          (10,775)     (15,125)        (100)           -      (26,000)

1992
Net sales                  $1,033,384   $  578,464   $   83,664   $        -   $1,695,512
Operating income               32,646       15,399       10,935            -       58,980
Identifiable assets           668,746      368,117       64,066      121,059      979,870
Total assets                  707,124      368,117       64,066      121,918    1,017,389
Total liabilities             506,752      219,247        2,217       63,687      664,529


NOTES TO FINANCIAL STATEMENTS

NOTE 15 - OTHER INFORMATION


                                                        1994         1993
                                                     ----------   ----------

Receivables
Receivables                                          $ 262,710    $ 213,877
Less allowance for doubtful accounts                    15,179       13,537
                                                     ---------    ---------
                                                     $ 247,531    $ 200,340
                                                     =========    =========

Inventories
In-process and finished products                     $ 171,555    $ 172,964
Raw materials and manufacturing supplies                45,761       39,382
                                                     ---------    ---------
                                                     $ 217,316    $ 212,346
                                                     =========    =========

Other Current Assets
Deferred income taxes                                $   9,750    $  19,287
Prepaid expenses and other current assets               37,868       34,724
                                                     ---------    ---------
                                                     $  47,618    $  54,011
                                                     =========    =========

Plants and Properties - at Cost
Land and improvements                                $  21,170    $  20,729
Buildings                                              188,891      182,054
Machinery and equipment                                630,654      591,219
Construction in progress                                29,116       32,098
                                                     ---------    ---------
                                                     $ 869,831    $ 826,100
                                                     =========    =========

Other Assets
Investments in and advances to affiliates            $  36,832    $  37,589
Deferred income taxes                                   19,120       29,672
Receivables, deposits and other assets                  24,883       30,890
                                                     ---------    ---------
                                                     $  80,835    $  98,151
                                                     =========    =========

Other Accrued Liabilities
Employees' compensation and amounts
  withheld therefrom                                 $  83,289    $  63,366
Taxes, other than income taxes                          10,341       11,671
Other accrued liabilities                               64,871       76,432
                                                     ---------    ---------
                                                     $ 158,501    $ 151,469
                                                     =========    =========

INVESTOR INFORMATION


Stock Exchanges

TRINOVA's common stock is traded on the New York, Chicago and Pacific Stock Exchanges, and on the London and Frankfurt Stock Exchanges. Our NYSE ticker symbol is TNV.

TRINOVA's 6 percent convertible subordinated debentures are listed on the Luxembourg Stock Exchange.


Stock Ownership

On December 31, 1994, there were 11,347 record holders of TRINOVA's common stock. Although exact information is unavailable, TRINOVA estimates there are approximately 7,000 additional beneficial owners, based upon the 1994 proxy solicitation.


Dividend Information

In January 1995, the Board of Directors increased the quarterly cash dividend on TRINOVA's common stock to 18 cents per share.

Cash dividends have been paid without interruption on common stock since 1933. The payment of dividends is subject to restrictions described in Note 4 of Notes to Financial Statements.


Quarterly Common Stock Information

                              1994                            1993

Quarter Ended      High      Low        Close      High      Low      Close

March 31           40        31.38      34.63      28.25     21       26.50
June 30            37.25     32.50      34.63      31.88     24.50    31.38
September 30       39        33.75      34.88      31.50     26.88    26.88
December 31        35.25     28.50      29.38      33.75     25.50    31.38


Dividend Payments per Share of Common Stock

                              1994                  1993

March                        $  .17                $  .17
June                            .17                   .17
September                       .17                   .17
December                        .17                   .17
                             $  .68                $  .68