Form 10-K405, Exhibit 13
period 1995-12-31
TRINOVA CORP
filed 1996-03-14
CIK 59198

-24-

EXHIBIT (13)

                                      PORTIONS OF THE 1995
                                  ANNUAL REPORT TO SHAREHOLDERS

11-Year Summary of Selected Financial Data
Years Ended December 31 (1995-1990)
(Dollars in millions, except per share data)

                               1995       1994      1993        1992       1991      1990
Continuing Operations
Net sales                  $1,884.0     $1,794.7   $1,643.8  $1,695.5   $1,681.2   $1,955.4
Cost of products sold       1,407.7      1,351.4    1,247.4   1,307.4    1,309.1    1,477.7
Interest expense               19.2         21.1       25.5      26.3       26.5       31.7
Income taxes (credit)          33.3         35.4        6.6       9.6      (11.2)      29.6
Income (loss) from continuing
operations before cumulative
effect adjustment              94.9         65.9       10.5a     14.4     (184.1)c    45.5d
Discontinued operations           -            -          -         -          -          -
Cumulative effect adjustment      -            -      (70.2)        -          -          -
Net Income (Loss)              94.9         65.9      (59.7)     14.4     (184.1)      45.5
Income (Loss) Attributable
to Common Stock                94.9         65.9      (59.7)     14.4     (184.1)      45.5
Per Common Share Data
Primary
- Continuing operations before
  cumulative effect adjustment 3.20         2.26        .37        .51     (6.52)c    1.51d
- Discontinued operations         -            -          -         -          -          -
- Cumulative effect adjustment    -            -       (2.47)        -         -          -
- Net income (loss)            3.20         2.26       (2.10)       .51     (6.52)     1.51
- Average shares outstanding
  (in millions)                30.9         30.8       28.4b     28.3b      28.2b      30.2b
Financial Position
Cash                           16.2         27.9       20.5      26.3       26.6       25.5
Plants and properties-net     425.4        379.8      386.8     405.5      434.5      467.2
Total assets                1,224.2      1,001.0      972.2   1,017.4    1,070.4    1,314.2
Working capital               256.2        251.0      162.4     178.6      123.2      242.5
Long-term debt                302.4        234.9      246.2     239.1      177.3      195.6
Shareholders' equity          400.9        320.0      253.2     352.9      374.6      598.7
Other Data
Cash dividends per share
- Common                        .72          .68        .68       .68        .68        .68
- Preferred
Shares outstanding at Dec. 31 (in millions)
- Common                       28.8         28.8       28.4      28.2       28.2       28.2
- Preferred
Return on average
shareholders' equity           25.7%        22.6%         -a      4.0%         -c       7.4%
Debt-to-capitalization ratio   45.6%        42.6%      55.1%     50.3%      47.0%      35.5%
Number of employees at Dec. 31
- Non-U.S.                     4,936        4,965     5,094     5,948      6,516      7,935
- U.S.                        10,363       10,059     9,918     9,975     11,180     11,486
- Total                       15,299       15,024    15,012    15,923     17,696     19,421


11-Year Summary of Selected Financial Data
Years Ended December 31 (1989-1985)
(Dollars in millions, except per share data)


                             1989       1988       1987h     1986       1985

Continuing Operations
Net sales                  $1,942.3     $1,781.3   $1,533.2  $1,279.2   $1,114.7
Cost of products sold       1,441.4      1,294.8    1,105.6     909.7      788.2
Interest expense               28.6         31.8       30.3      23.2       24.1
Income taxes (credit)          29.6         51.5       51.7      24.7       35.3
Income (loss) from continuing
operations before cumulative
effect adjustment              33.4e        87.5g      68.3      31.4i      47.6
Discontinued operations        (1.1)f         .3        4.2      91.1j      27.1
Cumulative effect adjustment     -            -       (12.5)        -          -
Net Income (Loss)              32.3         87.8       59.9     122.6       74.6
Income (Loss) Attributable
to Common Stock                32.3         91.6       58.9     118.1       69.9
Per Common Share Data
Primary
- Continuing operations before
  cumulative effect adjustment   .98e        2.53g    2.00        .80i      1.17
- Discontinued operations       (.03)f        .01       .12      2.68j       .73
- Cumulative effect adjustment   -           -         (.37)        -         -
- Net income (loss)              .95        2.54       1.75      3.48       1.90
- Average shares outstanding
  (in millions)                34.1b        36.1       33.7      33.9       36.7
Financial Position
Cash                           23.0         37.1       24.0      17.6       25.8
Plants and properties-net     455.8        464.1      437.0     354.8      291.5
Total assets                1,361.5      1,426.7    1,319.7   1,155.1    1,204.9
Working capital               322.5        407.9      283.0     240.7      410.3
Long-term debt                203.9        279.0      244.1     148.7      216.6
Shareholders' equity          651.3        679.2      614.4     549.7      716.3
Other Data
Cash dividends per share
- Common                         .66         .60        .53      .476       .447
- Preferred                                            1.1875    4.75       4.75
Shares outstanding at Dec. 31
  (in millions)
- Common                       33.0         34.2       34.1      30.2       41.5
- Preferred                                                        .9        1.0
Return on average
shareholders' equity            4.8%e       13.7%      10.4%     19.9%ij    12.2%
Debt-to-capitalization ratio   30.4%        34.9%      35.7%     33.0%      27.8%
Number of employees at Dec. 31
- Non-U.S.                    8,835        9,251      7,683     7,258      7,005
- U.S.                       12,762       12,979     11,964    10,828     10,592
- Total                      21,597       22,230     19,647    18,086     17,597


                                              -26-


(a)  Includes a special charge for severance and other personnel-related costs amounting to $26 million pretax, $18.2 million net ($.64 per share), and a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million pretax, $4.7 million net ($.17 per share).
(b)  The Company's 6% convertible debentures, which are common stock equivalents, have not been included in average shares outstanding because the effect of their inclusion would be anti-dilutive.  (See Note 1, Net Income (Loss) per Share, of Notes to Financial
     Statements.)
(c)  Includes a special charge for the write-off of intangibles and other charges amounting to
     $166.4 million pretax, $156.4 million net ($5.54 per share), and a gain from settlement of outstanding litigation associated with the purchase and installation of automated factory equipment amounting to $2.3 million pretax, $1.4 million net ($.05 per share).
(d)  Includes settlement gains associated with terminated pension plans amounting to $5.2 million pretax, $2.8 million net ($.09 per share).
(e)  Includes a provision for restructuring amounting to $53 million pretax, $38.5 million net
     ($1.13 per share); a provision of $8 million pretax, $5 million net ($.15 per share), for costs associated with the write-down in value of a flexible manufacturing system; and a gain of $4 million pretax, $2.5 million net ($.07 per share) from the sale of certain investments.
(f)  Includes a loss on the sale of the Laminated Products Group business amounting to $1.7 million pretax, $1.1 million net ($.03 per share).
(g)  Includes settlement gains associated with terminated pension plans amounting to $6.1 million pretax, $3.3 million net ($.09 per share).
(h)  1987 financial statements were restated to reflect the adoption of FASB Statement No. 96 retroactive to January 1, 1987.  This change in accounting method decreased net income for the year ended December 31, 1987, by $2.7 million ($.08 per share).  Net income for the year ended December 31, 1987, was also decreased $12.5 million ($.37 per share) for the cumulative effect of the change in accounting related to years prior to 1987 which were not restated.
(i)  Includes a provision for restructuring amounting to $49.1 million pretax, $28.4 million net ($.84 per share).
(j)  Includes a gain from disposal of the Glass business and other associated gains amounting to $99.4 million pretax, $85 million net ($2.50 per share).

All applicable common share amounts and per share data have been adjusted to reflect the two-
for-one common stock split in 1987 and the three-for-two common stock split in 1986.

FINANCIAL REVIEW AND ANALYSIS OF OPERATIONS

Analysis of Operations

1995 Compared with 1994

The following data provide highlights for the year 1995 compared with the year 1994.

                                                                    Percent
(dollars in thousands,             Year Ended December 31          Increase
except per share data)              1995           1994           (Decrease)

CONSOLIDATED
Net sales                         $1,884,013    $1,794,695            5.0%
Manufacturing income                 476,343       443,292            7.5
Manufacturing margin                   25.3%         24.7%
Operating income                     159,209       141,069           12.9
Operating margin                        8.5%          7.9%
Net income                            94,896        65,855           44.1
Net income per share                    3.20          2.26           41.6
Number of employees                   15,299        15,024            1.8

INDUSTRIAL
Net sales                          1,051,106       963,446            9.1
Operating income                     121,962        89,281           36.6
Operating margin                       11.6%          9.3%
Order intake                       1,061,553     1,018,137            4.3
Order backlog at December 31         201,460       185,022            8.9

AUTOMOTIVE
Net sales                            494,016       514,273           (3.9)
Operating income                      24,107        46,841          (48.5)
Operating margin                        4.9%          9.1%

AEROSPACE & DEFENSE
Net sales                            338,891       316,976            6.9
Operating income                      38,631        28,114           37.4
Operating margin                       11.4%          8.9%
Order intake                         327,827       312,251            5.0
Order backlog at December 31         266,423       267,019            (.2)


Consolidated sales for 1995 increased $89.3 million, or 5%, over 1994. Sales for the industrial and aerospace & defense segments increased 9.1% and 6.9%, respectively, over 1994, but automotive sales declined 3.9%. U.S. sales increased $10.6 million, or nearly 1%, while non-U.S. sales increased $78.7 million, or 12.5%. Changes in currency exchange rates accounted for nearly $44 million of the non-U.S. sales increase.

Industrial segment sales increased $87.7 million, or 9.1%, over 1994 sales. U.S. industrial markets remained strong during the year, principally mobile equipment and machine tools, which contributed to a $45.4 million, or 7.3%, increase in sales over 1994. Industrial sectors in Europe and Asia/Pacific also continued to strengthen, resulting in increased sales in those regions of 16.4% and 11.6%, respectively, while sales in Brazil declined more than 8%, principally in the second half of the year. In December 1995, the Company acquired the Electronic Systems Division (ESD), a manufacturer of computer controls, software and drives, from Cincinnati Milacron Inc. ESD will expand the Company's 1996 sales to worldwide manufacturers of machine tools and plastics processing machinery. Order intake in 1995 was a record for the Company's industrial segment, increasing 4.3% over 1994. Order backlog at December 31, 1995, was $201.5 million.

Automotive segment sales declined $20.3 million, or nearly 4%, from 1994 sales. U.S. automotive sales were $56 million, or 20%, lower in 1995, principally due to reduced production schedules by auto manufacturers and the conclusion of a number of vehicle contract programs which were significant to sales and earnings for the segment. This led to the closing of two of the Company's automotive plastics plants during 1995, with a third plant to be
closed in 1996.   Automotive segment sales in Europe improved in 1995,
increasing $35.7 million. Nearly 70% of Europe's sales increase was due to changes in currency exchange rates.

Aerospace & defense segment sales increased $21.9 million, or 6.9%, over 1994 sales. The increased sales were principally in the U.S., with only a modest increase in European sales. 1995 sales reflect an uptick in commercial and defense business to supply components against releases for new programs that had previously been awarded. The sales increase also reflects expanded sales
of spare parts for both commercial and defense applications.   1995 order
intake increased $15.6 million, or 5%, over 1994. Order backlog at December 31, 1995, was $266.4 million. The Company's aerospace & defense segment is a leading supplier of components for new commercial and defense programs that will begin full production over the next few years. As the industry continues to gain momentum, this is expected to boost the segment's sales and profitability.

Consolidated manufacturing income and margin for 1995 increased over 1994, principally the result of process improvements giving rise to cost reductions and higher sales in the industrial and aerospace & defense segments. Manufacturing income increased $33 million over 1994, and manufacturing margin improved to 25.3% in 1995 from 24.7% in 1994. Manufacturing income and margin for the industrial segment improved in 1995, reflecting the benefit of both increased sales and continuing initiatives to improve manufacturing and distribution processes. Manufacturing income and margin for the automotive segment declined from 1994 due principally to the effects of lower sales in the U.S., including the phase-out of certain high-margin contract programs, and manufacturing inefficiencies in certain of the U.S. automotive plastics operations. Higher sales, continued cost-containment efforts and improved manufacturing processes in the aerospace & defense segment generated 1995 manufacturing income and margin exceeding that of 1994.

Selling and general administrative and engineering, research and development expenses were $14.9 million higher in 1995 than in 1994, but, as a percent of sales, were 16.8% in both 1995 and 1994. The higher costs include expenditures to position the Company for growth in the U.S. and abroad, in such areas as China and Japan. Higher costs also relate to initiatives for new business development and improvement to manufacturing processes.

Interest expense for 1995 was $1.9 million lower than in 1994, reflecting the effects of lower debt levels in 1995. Other expenses - net were $6.9 million lower in 1995 due, in part, to lower exchange losses (principally in Brazil), reduced costs related to the program for the sale of accounts receivable that was terminated in the 1995 first quarter and higher income from unconsolidated affiliates.

Net income for 1995 amounted to $94.9 million, or $3.20 per share, compared with $65.9 million, or $2.26 per share, in 1994. The effective income tax rate for 1995 was 26%, compared with 35% in 1994. The lower effective income tax rate in 1995 was attributable to several factors, including the effect of higher earnings in lower-tax-rate countries, higher after-tax earnings of investments in unconsolidated affiliates and greater utilization of tax loss carryforwards outside the U.S. for which deferred tax valuation allowances had previously been provided. The Company expects the effective income tax rate for years subsequent to 1995 to return to rates more comparable to the 35% rate that was reported for 1994. The Company evaluated the likelihood of realizing the future benefits of deferred tax assets recorded at December 31, 1995, and considered the adequacy of valuation allowances. Recorded valuation allowances relate to deferred tax assets in certain non-U.S. taxing jurisdictions.

1994 Compared with 1993

The following data provide highlights for the year 1994 compared with the year
1993.

                                                                           Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                     1994           1993           (Decrease)
CONSOLIDATED
Net sales                                $1,794,695    $1,643,841            9.2%
Manufacturing income                        443,292       396,427           11.8
Manufacturing margin                          24.7%         24.1%
Special charge                                   --        26,000             --
Operating income                            141,069        68,892*         104.8
Operating margin                               7.9%          4.2%*
Income before cumulative effect
  of accounting change                       65,855        10,511*            --
Cumulative effect to January 1, 1993,
  of accounting change, net of income
  tax benefit                                    --      (70,229)             --
Net income (loss)                            65,855      (59,718)*            --
Net Income (Loss) per Share
Income before cumulative effect
  of accounting change                         2.26           .37*            --
Cumulative effect of accounting
  change, net of income tax benefit              --         (2.47)            --
Net income (loss) per share                    2.26         (2.10)*           --
Number of employees                          15,024        15,012             .1

INDUSTRIAL
Net sales                                   963,446       864,590           11.4
Special charge                                   --        19,200             --
Operating income                             89,281        17,118*            --
Operating margin                               9.3%          2.0%*
Order intake                              1,018,137       898,140           13.4
Order backlog at December 31                185,022       148,399           24.7

AUTOMOTIVE
Net sales                                   514,273       452,637           13.6
Special charge                                   --         2,600             --
Operating income                             46,841        45,724*           2.4
Operating margin                               9.1%         10.1%*

AEROSPACE & DEFENSE
Net sales                                   316,976       326,614           (3.0)
Special charge                                   --         3,600             --
Operating income                             28,114        26,016*           8.1
Operating margin                               8.9%          8.0%*
Order intake                                312,251       297,869            4.8
Order backlog at December 31                267,019       278,351           (4.1)


*After deducting the special charge.


Consolidated sales for 1994 increased 9.2%. Sales for the industrial and automotive segments increased 11.4% and 13.6%, respectively, over 1993, but aerospace & defense sales declined 3%. U.S. sales increased $110.3 million, or 10.5%, and non-U.S. sales increased $40.6 million, or 6.9%. Changes in currency exchange rates accounted for nearly $8 million of the increase.

The Company's industrial segment sales increased $98.9 million, or 11.4%.
U.S. industrial markets continued to strengthen throughout the year, led by growing mobile equipment and machine tool markets, which contributed to an increase in the Company's U.S. industrial sales of 13.7%. Strengthening economies contributed to improved industrial sales for the Company in Europe in each of the last three quarters of 1994 compared with the prior year. Non-U.S. industrial sales increased nearly 7.5%, the result of increased sales in Asia/Pacific and Brazil in addition to the growth in Europe. Order intake continued to show strong improvement compared with the prior year, increasing 13.4%. This resulted in order backlog at December 31, 1994, of $185 million which was $36.6 million, or 24.7%, greater than at December 31, 1993.

The Company's automotive segment sales increased $61.6 million, or 13.6%, over 1993. U.S. production of cars, vans and light trucks improved significantly, which contributed to an increase in TRINOVA's U.S. automotive sales of nearly 20%. Recovery of the automotive markets in Europe proceeded more slowly. As a result of this slower growth and the winding down of certain long-term supply contracts in the second half of the year, the Company's growth in automotive sales in Europe in 1994 was held to 7% over 1993.

The Company's aerospace & defense segment sales declined $9.6 million, or 3%, from 1993. In addition to the effects of continued low levels of defense spending, the sale of a small electric motor business in the 1994 first quarter contributed to the sales decline. Nonetheless, the aerospace & defense segment had a strong fourth quarter, with increased sales over the 1993 fourth quarter and each of the previous 1994 quarters. This increase was due to improvements in both original equipment and spare parts sales. Order backlog at December 31, 1994, of $267 million was $11.3 million, or 4.1%, lower than at December 31, 1993.

Consolidated manufacturing margin improved to 24.7% from 24.1% in 1993. Manufacturing margin for the industrial and aerospace & defense segments improved in 1994, while manufacturing margin for the automotive segment declined. In addition to the benefit of increased sales due to both increased volume and selective price increases in the industrial segment, each of the segments continued to realize the benefit of restructuring efforts. Restructuring initiatives to streamline operations and improve manufacturing and distribution processes have resulted in improved factory throughput and customer service which contributed to improved margins. Automotive segment margins, however, were adversely affected by the conclusion in 1994 of certain highly profitable vehicle contract programs, a shift in sales mix in Europe to lower margin business and program start-up inefficiencies. The effect of liquidation of LIFO inventory quantities on cost of products sold and manufacturing income in 1994 was not significant, while in 1993, liquidation of LIFO inventory quantities reduced cost of products sold by $7.6 million.

Selling and general administrative and engineering, research and development expenses were slightly higher in 1994 than in 1993, but, as a percent of sales, were 16.8% in 1994, compared with 18.3% in 1993. Operating income for 1994 was $141.1 million, compared with $68.9 million in 1993. Before deducting the special charge of $26 million in 1993, operating income was $94.9 million.

Interest expense for 1994 of $21.1 million was $4.5 million lower than in 1993, reflecting the effect of lower average debt levels in 1994. Other expenses - net were $7.5 million lower than in 1993 when the Company recognized a charge of $7 million ($4.7 million after tax, or $.17 per share) to provide for unsuccessfully contested prior years' value-added taxes in Brazil.

Net income for 1994 amounted to $65.9 million, or $2.26 per share, compared with income before cumulative effect of accounting change in 1993 of $10.5 million, or $.37 per share. After cumulative effect of change in accounting, net loss for 1993 was $59.7 million, or $2.10 per share. The effective tax rate for 1994 was 35%, compared with an effective rate in 1993 of 38.6%.


Liquidity, Working Capital and Capital Investment

Cash provided by operating activities during 1995 totaled $116.8 million, compared with $143 million in 1994. Cash provided from net income was $29 million higher in 1995. However, cash used to finance working capital requirements, principally inventories, accounts payable and income taxes, was $21.8 million higher in 1995. In 1995, the Company terminated its program for the sale of accounts receivable, resulting in an increase in receivables of $50 million during 1995. The program had been reduced by $25 million in 1994.

Capital expenditures totaled $94 million in 1995. A modest increase in capital spending is projected for 1996 to support the Company's growth initiatives and continued manufacturing process improvements. Quarterly dividend payments were increased in 1995 to $.18 per share, or $.72 per share for the year, from $.17 per share in 1994, or $.68 per share for the year. In January 1996, TRINOVA's Board of Directors approved an increase in the quarterly dividend to $.20 per share, or $.80 per share on an annualized basis, reflecting confidence in the Company's ability to generate increased earnings and cash flow from operations in 1996.

In 1991, TRINOVA's Board of Directors authorized a program for the Company to purchase up to 3 million shares of its common stock. Under this authorization, common shares may be purchased from time to time in the open market and through privately negotiated transactions. Shares purchased will be for the treasury and will be available for general corporate purposes. In the 1995 fourth quarter, the program was activated and the Company purchased 186,200 shares of its outstanding common stock at a cost of $5.5 million. The treasury stock purchases were financed by cash provided by operations and short-term borrowings. The Company expects to make further purchases in 1996, but is not committed to purchase a specific number of shares.

In the 1995 fourth quarter, the Company acquired certain net assets and the businesses of the Electronic Systems Division (ESD) of Cincinnati Milacron Inc. and the Dynapower/Stratopower unit of General Signal Corporation. The Company also acquired the magnetic chip detector product line of Muirhead Vactric Components Ltd. The aggregate purchase prices for these acquisitions amounted to $113.8 million. ESD, the most significant of the three businesses acquired in 1995, is a leader in the design and manufacture of open architecture computer controls, software and drives used primarily in the machine tool and plastics processing markets. The acquisition of ESD significantly expands the capabilities of the Company's electrics business.

The net increase in short- and long-term debt totaled $97.6 million in 1995, principally to finance acquisitions. Debt payments included retirement of $8 million of the Company's 9.55% senior sinking fund debentures. The debt-to-capitalization ratio (debt divided by debt plus equity) was 45.6% at December 31, 1995, up from 42.6% at December 31, 1994. Under terms of a revolving credit agreement with a consortium of U.S. and non-U.S. banks expiring in 2000, the Company may borrow up to $175 million. The agreement is intended to support the Company's commercial paper borrowings and, to the extent not so utilized, provide domestic borrowing capacity. Borrowings supported by the long-term revolving credit agreement in the amount of $75 million were classified as long-term debt at December 31, 1995, because in 1996, the Company plans to refinance debt in the amount of $75 million or more on a long-term basis. The remaining borrowing capacity under this agreement at December 31, 1995, was $100 million. In addition to the revolving credit agreement, the Company has uncommitted arrangements with various banks to provide short-term financing as necessary. The Company expects that cash flow from operating activities will be sufficient to meet normal operating requirements over the near term.

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

The Company will adopt Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, effective January 1, 1996. The effect of adopting this standard is not expected to be significant to the Company's results of operations or consolidated financial position.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December
31, 1995 and 1994.
                                                        1995
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     ----------
                                         (In thousands, except per share data)
Net sales                      $  498,635  $  501,617 $  441,445  $  442,316  $1,884,013
Manufacturing income              122,442     130,921    110,956     112,024     476,343
Net income                         22,588      33,280     18,999      20,029      94,896
Net income per share                  .77        1.11        .64         .68        3.20
Average shares outstanding(a)      30,734      30,790     30,924      30,928      30,864



                                                        1994
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                               Mar 31      Jun 30     Sep 30      Dec 31        Dec 31
                               -------     -------    -------     -------     ----------
                                         (In thousands, except per share data)
Net sales                      $ 439,831   $ 460,863  $ 437,587   $ 456,414   $1,794,695
Manufacturing income             108,465     115,426    106,481     112,920      443,292
Net income                        13,274      19,324     15,131      18,126       65,855
Net income per share                 .46         .66        .52         .62         2.26
Average shares outstanding(a)     30,745      30,866     30,903      30,890       30,815


a) For purposes of computing net income per share, the assumed conversion of the Company's 6% convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares, and net income was increased for the after-tax equivalent of interest expense on the debentures.

REPORT OF ERNST & YOUNG LLP,
Independent Auditors


Shareholders and Board of Directors
TRINOVA Corporation



We have audited the accompanying statement of financial position of TRINOVA Corporation and subsidiaries as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRINOVA Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 9 of Notes to Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.





                                 /S/ ERNST & YOUNG LLP


Toledo, Ohio
January 24, 1996

STATEMENT OF INCOME
Years ended December 31, 1995, 1994 and 1993
(In thousands, except per share data)

                                                1995           1994           1993
                                              --------       --------       --------
Net sales                                  $1,884,013     $1,794,695     $1,643,841
Cost of products sold                       1,407,670      1,351,403      1,247,414
                                           ----------     ----------     ----------
MANUFACTURING INCOME                          476,343        443,292        396,427

Selling and general administrative
  expenses                                    254,141        246,758        246,221
Engineering, research and development
  expenses                                     62,993         55,465         55,314
Special charge                                      -              -         26,000
                                           ----------     ----------     ----------
OPERATING INCOME                              159,209        141,069         68,892

Interest expense                              (19,199)       (21,060)       (25,516)
Other expenses - net                          (11,814)       (18,754)       (26,265)
                                           ----------     ----------     ----------

INCOME BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                        128,196        101,255         17,111
Income taxes                                   33,300         35,400          6,600
                                           ----------     ----------     ----------
INCOME BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                    94,896         65,855         10,511
Cumulative effect to January 1, 1993,
of accounting change, net of income
tax benefit                                         -              -        (70,229)
                                           ----------     ----------     ----------
NET INCOME (LOSS)                          $   94,896     $   65,855     $  (59,718)
                                           ==========     ==========     ==========
INCOME (LOSS) PER SHARE
Income before cumulative
effect of accounting change                $     3.20     $     2.26     $      .37
Cumulative effect of accounting
change, net of income tax benefit                   -              -          (2.47)
                                           ----------     ----------     ----------
NET INCOME (LOSS) PER SHARE                $     3.20     $     2.26     $    (2.10)
                                           ==========     ==========     ==========
Average number of common
shares outstanding                             30,864         30,815         28,405
                                           ==========     ==========     ==========

The Notes to Financial Statements are an integral part of this statement.


STATEMENT OF FINANCIAL POSITION
December 31, 1995 and 1994
(Dollars in thousands, except per share data)

                                                              1995           1994
                                                          ------------   ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $    16,186    $    27,928
Receivables                                                   292,146        247,531
Inventories                                                   269,284        217,316
Other current assets                                           38,789         47,618
                                                          -----------    -----------
TOTAL CURRENT ASSETS                                          616,405        540,393

Plants and properties                                         959,286        869,831
Less accumulated depreciation                                 533,925        490,025
                                                          -----------    -----------
                                                              425,361        379,806
Other assets                                                  182,385         80,835
                                                          -----------    -----------
TOTAL ASSETS                                              $ 1,224,151    $ 1,001,034
                                                          ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                             $    33,229    $     1,755
Accounts payable                                              103,853         96,587
Income taxes                                                   39,054         31,621
Other accrued liabilities                                     183,659        158,501
Current maturities of long-term debt                              378            930
                                                          -----------    -----------
TOTAL CURRENT LIABILITIES                                     360,173        289,394

Long-term debt                                                302,352        234,914
Postretirement benefits other than pensions                   120,478        120,848
Other liabilities                                              40,276         35,832

SHAREHOLDERS' EQUITY
Common stock - par value $5 a share
Authorized - 100,000,000 shares
Outstanding - 28,825,187 and
28,795,909 shares, respectively
(after deducting 5,384,709 and
5,413,987 shares, respectively, in treasury)                  144,125        143,979
Additional paid-in capital                                     17,933         12,511
Retained earnings                                             254,484        184,930
Currency translation adjustments                              (15,670)       (21,374)
                                                          -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                    400,872        320,046
                                                          -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 1,224,151    $ 1,001,034
                                                          ===========    ===========

The Notes to Financial Statements are an integral part of this statement.


STATEMENT OF CASH FLOWS
Years ended December 31, 1995, 1994 and 1993
(In thousands)
                                                  1995         1994         1993
                                                --------     --------     --------
OPERATING ACTIVITIES

Net income (loss)                               $   94,896   $   65,855   $  (59,718)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Cumulative effect of accounting change,
net of income tax benefit                                -            -       70,229
Special charge                                           -            -       26,000
Depreciation                                        63,697       60,784       61,802
Deferred income taxes                               (7,051)      17,436       (5,465)
Changes in certain assets and liabilities,
excluding effects from special charge
-Receivables                                       (38,820)     (41,384)     (15,041)
-Inventories                                       (28,693)      (3,570)      42,656
-Accounts payable                                    1,483       13,116        5,016
-Income taxes                                       15,216       10,631       (8,298)
-Other assets, payables and accruals                27,001       19,164       18,810
Restructuring payments - net                        (7,104)      (5,978)     (17,439)
Other                                               (3,840)       6,947       10,367
                                                ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES          116,785      143,001      128,919

INVESTING ACTIVITIES

Capital expenditures                               (93,955)     (55,154)     (55,128)
Businesses acquired                               (113,841)        --           --
Other                                                  697        1,840        1,904
                                                ----------   ----------   ----------
NET CASH USED BY INVESTING ACTIVITIES             (207,099)     (53,314)     (53,224)

FINANCING ACTIVITIES

Cash dividends                                     (20,800)     (19,553)     (19,258)
Increase (decrease) in notes payable                30,776      (57,862)     (51,092)
Repayments of long-term borrowings                  (9,041)     (15,068)     (15,261)
Long-term borrowings                                75,886          317        8,523
Purchase of common stock                            (5,473)        --           --
Stock issuance under stock plans                     6,087       12,304        2,528
                                                ----------   ----------   ----------
NET CASH PROVIDED (USED)
BY FINANCING ACTIVITIES                             77,435      (79,862)     (74,560)

Effect of exchange rate changes on cash              1,137       (2,431)      (6,870)
                                                ----------   ----------   ----------
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                               (11,742)       7,394       (5,735)

Cash and cash equivalents at beginning of year      27,928       20,534       26,269
                                                ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $   16,186   $   27,928   $   20,534
                                                ==========   ==========   ==========

The Notes to Financial Statements are an integral part of this statement.



STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                                  Additional                 Currency
                                       Common       Paid-In     Retained    Translation
                                        Stock       Capital     Earnings    Adjustments

BALANCE AT JANUARY 1, 1993            $ 141,188    $     470    $ 217,604     $  (6,402)

Net loss                                                          (59,718)
Cash dividends paid ($.68 a share)                                (19,258)
Issuance of 168,254 shares, net of
shares exchanged, under stock plans         841        1,687
Translation adjustments                                                         (23,180)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1993            142,029        2,157      138,628       (29,582)

Net income                                                         65,855
Cash dividends paid ($.68 a share)                                (19,553)
Issuance of 390,029 shares, net of
shares exchanged, under stock plans       1,950       10,354
Translation adjustments                                                           8,208
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1994            143,979       12,511      184,930       (21,374)

Net income                                                         94,896
Cash dividends paid ($.72 a share)                                (20,800)
Issuance of 215,478 shares, net of
shares exchanged, under stock plans       1,077        5,422
Purchase of 186,200 treasury shares        (931)                   (4,542)
Translation adjustments                                                           5,704
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1995          $ 144,125    $  17,933    $ 254,484     $ (15,670)
                                      =========    =========    =========     =========

The Notes to Financial Statements are an integral part of this statement.


NOTES TO FINANCIAL STATEMENTS
December 31, 1995
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Affiliated companies in which the Company's ownership is 20% to 50% are accounted for by the equity method. All other minority investments are carried at cost. All significant intercompany transactions, balances and profits are eliminated upon consolidation.

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and exercise judgment affecting the reported statements of income, financial position and cash flows, including the disclosure of contingencies. Actual results may differ from those estimates.

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

Plants and Properties: Plants and properties are carried at cost. Depreciation is generally computed by the straight-line method over the estimated useful lives of the respective assets. In general, depreciation is provided at annual rates of 2.5% to 3% on buildings and 8% to 10% on equipment.

Intangibles: Intangible assets are included in Other Assets at cost less accumulated amortization and consist principally of goodwill. Goodwill represents the excess of cost over fair value of assets acquired, primarily in 1995, for which the amortization periods are principally 40 years using the straight-line method. Other intangibles include software and patents for which the amortization periods range from five to 15 years on a straight-line basis. The carrying amounts for goodwill and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

Life Insurance: The Company's investment in corporate-owned life insurance is recorded net of policy loans. Net life insurance expense, including interest expense of $5,278 and $1,522 on policy loans in 1995 and 1994, is included in Other expenses - net in the Statement of Income.

NOTES TO FINANCIAL STATEMENTS

Accounting Change: The Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," effective January 1, 1996. The effect of adopting this standard is not expected to be significant to the Company's results of operations or consolidated financial position.

Stock Options: The Company follows the intrinsic value method of accounting for stock options under Accounting Principles Board Opinion No. 25. When stock options are exercised, common stock is credited for the par value of shares issued, and additional paid-in capital is credited with the consideration received in excess of par value. The Company intends to adopt the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in 1996.

Net Income (Loss) per Share: Net income (loss) per share is computed using the average number of common shares outstanding, including common stock equivalents. For purposes of computing net income per share for 1995 and 1994, the assumed conversion of the Company's 6% convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares, and net income was increased for the after-tax equivalent of interest expense on the debentures. The assumed conversion of the 6% convertible debentures was not included in average shares outstanding for 1993 because the effect of the inclusion would have been anti-dilutive.

NOTE 2 - ACQUISITIONS

Effective December 30, 1995, the Company acquired certain assets and liabilities and the business of the Electronic Systems Division (ESD) from Cincinnati Milacron Inc. for approximately $106,000. ESD designs and manufactures computer controls, software and drives used in machine tools and plastics processing equipment. The acquisition has been accounted for as a purchase. No operations for ESD were included in the Statement of Income for the year ended December 31, 1995.

Also in December 1995, the Company acquired certain assets and liabilities and the businesses of the Dynapower/Stratopower unit (manufacturer of hydraulic pumps, motors, starters and hydrostatic transmissions) of General Signal Corporation, and the magnetic chip detector product line from Muirhead Vactric Components Ltd. for an aggregate purchase price of approximately $7,800.
These acquisitions were accounted for as purchases, and operations of these businesses were not significant to the Statement of Income for the year ended December 31, 1995.

NOTES TO FINANCIAL STATEMENTS

The following table presents the initial allocation of the aggregate purchase prices for the aforementioned acquisitions. The allocation is preliminary and subject to adjustment:

Working capital                                    $ 14,233
Plants and properties                                19,726
Other assets including intangibles                   81,142
Postretirement benefits other than pensions            (810)
Other liabilities                                      (450)
                                                   $113,841

Had these acquisitions occurred as of January 1, 1995 or 1994, the proforma results of operations giving effect to the acquisitions would not be materially different from the net sales, net income and net income per share presented in the Statement of Income.

NOTE 3 - ACCOUNTS RECEIVABLE

In 1995, the Company terminated its agreement with a financial institution to sell, on an ongoing basis, undivided percentage ownership interests in a designated pool of U.S. trade accounts receivable, up to a maximum of $75,000. Accounts receivable amounting to $50,000 had been sold under this agreement at December 31, 1994.


NOTE 4 - INVENTORIES

Inventory costs determined by the LIFO method accounted for approximately 60% and 59% of the total inventories at December 31, 1995 and 1994, respectively. If all inventories valued by the LIFO method had been valued at current costs, these inventories would have been approximately $33,444 and $33,047 higher than reported at December 31, 1995 and 1994, respectively.

During 1994 and 1993 certain inventories were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years compared with current cost. The effect of these inventory liquidations in 1994 was not significant, and in 1993 the effect was to reduce cost of products sold by $7,615, increasing income before cumulative effect of accounting change by $4,653 ($.16 per share).

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - DEBT
                                                 1995         1994
                                                ------       ------

6% convertible subordinated debentures         $100,000     $100,000
7.95% notes                                      75,000       75,000
9.55% senior sinking fund debentures             42,000       50,000
Borrowings supported by long-term
revolving credit agreement - interest
rates from 5.9% to 6.2%                          75,000            -
Industrial revenue bonds - interest rates from
5.8% to 7.625% - due at various dates to 2013     7,363        7,661
Other                                             3,367        3,183
                                               --------     --------
                                                302,730      235,844
Less current maturities                             378          930
                                               --------     --------
                                               $302,352     $234,914
                                               ========     ========

The 6% convertible subordinated debentures are convertible into common stock at a conversion price of $52.50 per share. The debentures mature on October 15, 2002, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. The 7.95% notes mature on May 1, 1997, are not redeemable prior to maturity, and are not subject to a sinking fund.

The 9.55% senior sinking fund debentures mature on February 1, 2018, and are subject to earlier redemption, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. In 1995, the Company retired $8,000 of the debentures. An annual mandatory sinking fund payment of $2,500 is required commencing February 1, 1999. The Company may increase its sinking fund payment in any year by an additional amount of up to $5,000.

Under terms of a revolving credit agreement, expiring August 31, 2000, with a consortium of U.S. and non-U.S. banks, the Company may borrow up to $175,000. Borrowings under the credit line bear interest at rates agreed to by the Company and lendors. This agreement is maintained to support the Company's commercial paper borrowings and, to the extent not so utilized, to provide domestic borrowings. Borrowings supported by the long-term revolving credit agreement in the amount of $75,000 were classified as long-term debt at December 31, 1995, because in 1996, the Company plans to refinance debt in this amount, at a minimum, on a long-term basis. The remaining borrowing capacity under this agreement at December 31, 1995, was $100,000. Covenants of the revolving credit agreement and certain other debt instruments require the Company to maintain certain financial ratios, including a limitation that the Company's debt-to-capitalization ratio (exclusive of the effects of the change in accounting for postretirement benefit obligations) not exceed a specified amount. At December 31, 1995, under the most restrictive of these covenants, retained earnings of $160,000 were available for the payment of cash dividends.

NOTES TO FINANCIAL STATEMENTS

At December 31, 1995, long-term debt amounting to $302,730, including current maturities, had an estimated fair value of $305,832. Estimated fair value for long-term debt, including current maturities, at December 31, 1994, was $224,400. Fair value for notes payable at December 31, 1995 and 1994, was approximately equal to the carrying amount at those dates.

Maturities of long-term debt in 1996 and in the four succeeding years are $378, $75,494, $647, $3,214 and $78,234. Interest paid on debt during 1995,
1994 and 1993 amounted to $19,250, $25,146 and $24,994, respectively.  The weighted average interest rate of outstanding short-term notes payable was 6.3% and 9.4% at December 31, 1995 and 1994, respectively.


NOTE 6 - INCOME TAXES

The components of income before income taxes and cumulative effect of accounting change consist of the following:


                                     1995           1994           1993
                                    ------         ------         ------

U.S.                               $ 45,506       $ 45,562       $  8,147
Non-U.S.                             82,690         55,693          8,964
                                   --------       ---------      ---------

                                   $128,196       $101,255       $ 17,111
                                   ========       =========      =========

Income tax expense, excluding taxes related to cumulative effect of accounting change, consists of the following:

                                     1995           1994           1993
                                    ------         ------         ------

Current:
  U.S. federal                     $ 21,131       $  4,537       $  4,841
  State and local                     1,810            954            299
  Non-U.S.                           17,410         12,473          6,925
                                   --------       ---------      ---------
                                     40,351         17,964         12,065

Deferred:
  U.S. federal                       (6,787)        10,900         (2,050)
  Non-U.S.                             (264)         6,536         (3,415)
                                   --------       ---------      ---------
                                     (7,051)        17,436         (5,465)
                                   --------       ---------      ---------
                                   $ 33,300       $ 35,400       $  6,600
                                   ========       =========      =========

NOTES TO FINANCIAL STATEMENTS

The effect of temporary differences and loss carryforwards giving rise to deferred tax assets and liabilities is as follows:

                                                 1995             1994
                                                ------           ------

Gross Deferred Tax Assets
Postretirement benefits other than pensions   $  42,021        $  42,332
Tax loss carryforwards                           25,487           30,572
Employee benefit accruals                        10,913            6,311
Other                                             6,853           10,400
                                              ---------        ---------
                                                 85,274           89,615

Gross Deferred Tax Liabilities
Depreciation                                    (35,828)         (37,737)
Other                                            (5,204)          (1,157)
                                              ---------        ---------
                                                (41,032)         (38,894)

Valuation allowances                            (15,953)         (29,533)
                                              ---------        ---------
Net deferred tax assets                       $  28,289        $  21,188
                                              =========        =========

The components of deferred tax assets (liabilities) net of valuation allowances are classified in the Statement of Financial Position as follows:

                                                1995              1994
                                                ----              ----

Current assets, net of current liabilities    $   1,326         $   9,750
Non-current assets                               35,368            19,120
Non-current liabilities                          (8,405)           (7,682)
                                              ---------         ---------
Net deferred tax assets                       $  28,289         $  21,188
                                              =========         =========

Valuation allowances decreased $13,580, $429 and $479 in 1995, 1994 and 1993, respectively.

NOTES TO FINANCIAL STATEMENTS

Reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate before cumulative effect of accounting change follows:

                                           1995           1994         1993
                                          ------         ------       ------
Statutory U.S. federal income tax rate     35.0%          35.0%        35.0%
Increase (decrease) resulting from:
State and local taxes, net of federal
  benefit                                   1.0             .8          1.1
Special charge - basis differences and
  charges without tax benefits                -              -         15.6
Taxes in excess of (less than) the
  U.S. tax rate on non-U.S. earnings,
  including utilization of net operating
  loss carryforwards                       (9.1)          2.3          (6.0)
Rate differential on temporary
  differences                                 -              -         (6.5)
Other                                       (.9)          (3.1)         (.6)
                                           ----           ----         -----
Effective income tax rate                  26.0%          35.0%        38.6%
                                           ====           ====        =====


At December 31, 1995, the Company had non-U.S. net operating loss carryforwards of $57,800 for income tax purposes. Loss carryforwards of approximately $23,000 have no expiration dates and the remainder expire in years through 1999. Non-U.S. net operating loss carryforwards amounting to $13,400 and $6,800 were utilized in 1995 and 1994, respectively, reducing current income tax expense for those years by $5,440 and $2,860, respectively.

The Company does not provide deferred income taxes on undistributed earnings of certain of its non-U.S. subsidiaries which have been reinvested indefinitely. Undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes have not been provided approximated $48,000 at December 31, 1995. Should these earnings be remitted, certain countries will impose withholding taxes that will be available for use as credits against any U.S. federal income tax liability, subject to certain limitations. It is not practical to estimate the amount of tax that would be payable should the Company remit these earnings.

Income taxes paid during 1995, 1994 and 1993 amounted to $25,135, $7,333 and $20,363, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - ENVIRONMENTAL

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


NOTE 8 - RETIREMENT PLANS

The Company has trusteed defined-contribution plans as its primary retirement vehicle covering most full-time U.S. employees and certain non-U.S. employees. Annual expense for the major defined-contribution plans is based primarily upon employee participation and earnings of the Company. The Company follows the policy of funding retirement plan contributions accrued.

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

                                          1995         1994           1993
                                         ------       ------         ------

Defined-benefit plans:
  Service cost - benefits earned         $  2,300     $  2,700      $  2,900
  Interest cost                            11,200       10,700        10,900
  Actual return on plans' assets          (22,700)       2,500       (23,500)
  Net amortization and deferral            10,900      (12,800)       12,300
                                         --------     --------      --------
Net pension cost - defined-benefit plans    1,700        3,100         2,600
Defined-contribution plans                 37,700       31,200        19,400
Other non-U.S. retirement plans             1,400          700           700
                                         --------     --------      --------
Total pension expense                    $ 40,800     $ 35,000      $ 22,700
                                         ========     ========      ========

NOTES TO FINANCIAL STATEMENTS

The defined-benefit plans' assets consist of equity securities, corporate and government bonds, and real estate. Following are assumptions used in determining the plans' net periodic pension cost and benefit obligations. The measurement dates for these plans were principally September 30.

                                           1995         1994         1993
                                          ------       ------       ------
Discount rates:
  U.S.                                      7.5%         8.25%        7.25%
  Non-U.S.                                  7.5          7.9          7.6
Rates of increase in future compensation:
  U.S.                                      4.0          4.0          4.0
  Non-U.S.                                3.0-6.0      3.0-5.5      3.0-5.5
Long-term rate of return on assets         10.0         10.0         10.0


The following table sets forth the funded status and amounts recorded in the Company's Statement of Financial Position for defined-benefit plans.

                                              1995                    1994
                                      --------------------    --------------------
                                      Assets     Accumulated    Assets     Accumulated
                                      Exceed      Benefits      Exceed      Benefits
                                    Accumulated    Exceed     Accumulated    Exceed
                                     Benefits      Assets      Benefits      Assets
                                    -----------  -----------  -----------  -----------
Actuarial present value
 of benefit obligation:
Vested benefit obligation           $107,900     $ 37,500     $ 93,300     $ 31,200
                                    ========     ========     ========     ========

Accumulated benefit obligation      $108,800     $ 38,600     $ 94,600     $ 32,900
                                    ========     ========     ========     ========

Projected benefit obligation        $114,800     $ 41,600     $109,800     $ 35,800
Plans' assets at fair value          131,700       16,100      118,100       13,600
                                    --------     --------     --------     --------
Projected benefit obligation
 (in excess of) less than
 plans' assets                        16,900      (25,500)       8,300      (22,200)
Unrecognized net gain                 (1,300)      (7,000)      (1,000)      (8,100)
Unrecognized net (asset)
 obligation less amortization           (600)       1,800        1,800        2,400
Unrecognized prior service cost        3,200        2,100        8,800        2,200
Adjustment required to
 recognize minimum liability               -         (800)           -       (1,100)
                                    --------     --------     --------     --------
Net pension asset (liability)
 recorded in the Statement
 of Financial Position              $ 18,200     $(29,400)    $ 17,900     $(26,800)
                                    ========     ========     ========     ========

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide access to benefits under life insurance and health care plans for most retired U.S. and certain retired non-U.S. employees and eligible spouses (participants). Most retirees outside the U.S. are covered by government-sponsored or retiree-funded programs. Benefits for U.S. retirees are generally subject to participant contributions, deductibles, co-payment provisions and certain other limitations. The Company has reserved the right to amend or terminate these benefit plans at any time.

Most U.S. health care plans recognize that the Company, as the secondary provider to Medicare, will contribute toward the cost of health care benefits for participants who retire at age 65 or older and have at least 10 years of service at retirement. The amount of the Company's contribution for participants retiring after January 1, 1995, is limited to fixed amounts (base-period costs) that now approximate the average current cost of claims. Accordingly, as medical costs escalate, those participants who retired in 1995 and those retiring thereafter will pay the difference between the Company's average annual per-capita claims costs and the base-period costs.

During a transition period, the Company will also contribute toward the cost of health care for participants who retire prior to age 65, providing they had met certain age and service-period requirements as of January 1, 1995. The amount of the Company's contribution will not exceed the base-period costs. Those participants retiring before reaching age 65 who do not meet the age and service-period requirements will have the option to purchase health care benefits at full cost until becoming eligible for a Company contribution at age 65.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective January 1, 1993. The Company elected to recognize the transition obligation as a cumulative effect adjustment to January 1, 1993, of a change in accounting principle resulting in a non-cash charge to income of $113,229 ($70,229 after tax, or $2.47 per share for the year).

NOTES TO FINANCIAL STATEMENTS

Components of postretirement benefit cost are as follows:

                                            1995        1994        1993

Service cost - benefits earned            $   1,426   $   1,971   $   3,121
Interest cost                                 7,586       7,352       9,093
Net amortization and deferral                (1,664)       (969)        -
                                          ---------   ---------   ---------
Postretirement benefit cost               $   7,348   $   8,354   $  12,214
                                          =========   =========   =========

The decline in the 1995 and 1994 expense was principally due to plan amendments, reflecting reductions in service and interest costs, as well as amortization of unrecognized prior service cost.

The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1995 and 1994 (based on measurement of the accumulated postretirement benefit obligation at September 30), is as follows:

                                                  1995        1994
Accumulated postretirement benefit obligation:
  Retirees                                      $  76,623   $  64,622
  Plans' participants fully eligible
    to receive benefits                            13,183      13,108
  Other active plan participants                   22,917      20,942
                                                ---------   ---------
                                                  112,723      98,672
Unrecognized prior service cost                    13,731      11,611
Unrecognized net gains (losses)                    (5,976)     10,565
                                                ---------   ---------
Accrued postretirement benefits
  other than pensions                           $ 120,478   $ 120,848
                                                =========   =========

Following are assumptions used in determining the postretirement benefit cost and the accumulated postretirement benefit obligation:

                                               1995        1994        1993
Discount rate                                  7.5%        8.25%       7.25%
Projected health care cost trend rates:
  Under age 65                                 9.6         10.1        10.6
  Over age 65                                  7.0          7.4         7.7
  Ultimate                                    5.25         5.25        5.25
Year ultimate health care cost trend
  rate is achieved                            2008         2008        2008

NOTES TO FINANCIAL STATEMENTS

The projected health care cost trend rates listed above for under and over age 65 participants represent assumed increases in per capita cost of covered health care benefits for 1996, 1995 and 1994, respectively. For future years, the rates are assumed to decrease gradually and remain at the ultimate trend rate thereafter. A one-percentage-point increase in the projected health care cost trend rates would increase the 1995 postretirement benefit cost by $676 and the accumulated postretirement benefit obligation as of September 30, 1995, by $7,270.


NOTE 10 - LEASES

The Company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to approximately $20,709, $21,908 and $22,470 for 1995, 1994 and 1993, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1995, are as follows:

      1996                          $ 14,920
      1997                            11,913
      1998                             9,174
      1999                             7,327
      2000                             5,805
      Thereafter                      25,602
                                    --------
                                    $ 74,741
                                    ========


NOTE 11 - FORWARD EXCHANGE CONTRACTS

The Company enters into forward exchange contracts to limit its exposure to exchange rate fluctuations on anticipated future purchase and sales transactions. Forward exchange contracts are written on a short-term basis (generally 30 days), are not held for trading purposes, and are not held for purposes of speculation. The purpose of the forward exchange contracts is to limit the risk associated with the effects of changes in exchange rates as the future transactions materialize. Gains and losses on all forward exchange contracts described above are recognized in Other expenses - net in the Statement of Income in the periods the exchange rates change. Such gains and losses were not significant to the results of operations for the years ended December 31, 1995, 1994 or 1993. The Company's credit risk in these transactions is limited to the cost of replacing the contracts at current market rates in the event of non-performance by the counterparties. Since these contracts are written with major international financial institutions, the Company believes its risk of credit loss is remote, and any losses incurred would not be significant. At December 31, 1995, the Company had no forward exchange contracts outstanding.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - SPECIAL CHARGE AND OTHER TRANSACTION

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


NOTE 13 - CAPITAL STOCK AND EMPLOYEE STOCK OPTIONS

The Company has rights outstanding as set forth in a Rights Agreement, whereby holders of common stock have one right for each share of common stock outstanding. When exercisable, each right entitles its holder to buy one one-hundredth of a new preferred share for $125. The Company has 4,000,000 shares of serial preferred stock authorized, of which no shares were outstanding at December 31, 1995 or 1994. If a person or group acquires 20% or more of the Company's outstanding common stock without complying with the Ohio Control Share Acquisition Act, or engages in certain self-dealing transactions, holders of rights will be entitled to purchase (a) common stock of the Company at one-half the market price, or (b) shares of an acquiring company at one-half the market price, depending upon the circumstances of the transaction. The Company may redeem the rights at a price of $.01 per right at any time prior to the rights becoming exercisable. The rights expire in 1999.

The Company's 1994 Stock Incentive Plan (the "1994 Plan") permits the issuance of stock options, stock appreciation rights ("SARs") and performance awards to selected salaried employees as approved by the Organization and Compensation Committee of the Board of Directors. The 1994 Plan replaced the Company's 1982 and 1987 Stock Option Plans ("Option Plans").

The number of shares of common stock that may be issued or transferred under the 1994 Plan may not exceed 1,419,900 shares, which include 419,900 shares that were available for grant under the Option Plans as of the date the 1994 Plan was approved by the Board of Directors. The aggregate number of shares that may be granted to any single individual through stock options or SARs under the 1994 Plan may not exceed 200,000. Shares subject to award under the 1994 Plan that expire, terminate or are canceled without exercise are available for the grant of new awards. In instances where SARs or performance awards are settled in cash, the shares covered by such settlements will remain available for issuance under the 1994 Plan. Common stock issued under the 1994 Plan may be shares of original issuance, treasury shares or a combination thereof.

NOTES TO FINANCIAL STATEMENTS

Options may be granted to selected employees to purchase common stock at a price not less than 100% of fair market value on the date of grant. The term of each award will be determined by the Organization and Compensation Committee. All options granted as of December 31, 1995, are exercisable one year after date of grant and expire 10 years after date of grant. Options granted may be incentive stock options or non-qualified options. SARs granted under the 1994 Plan may either be freestanding appreciation rights or may be granted in tandem with stock options. No SARs were issued or outstanding at December 31, 1995.

Performance awards may be granted to selected employees to receive future payments contingent on continuous service with the Company and achievement of pre-established goals. Such awards may be settled in cash, common shares available under the 1994 Plan or a combination of both as determined by the Organization and Compensation Committee. In January 1996 and 1995, 40,977 and 17,049 shares, respectively, of common stock were distributed to participants as performance awards under provisions of the long-term incentive plan for the three-year periods ended December 31, 1995 and 1994, respectively.

At December 31, 1995, options were outstanding with expiration dates ranging to September 28, 2005, to purchase 1,164,980 shares of common stock at a weighted-average exercise price of $30.63 per share. At December 31, 1995, the Company had 3,885,093 shares of common stock reserved for issuance in connection with stock options and performance awards and for conversion of 6% convertible subordinated debentures.

The following table summarizes stock options for the years 1995 and 1994.
                                    1995                        1994
                        --------------------------    --------------------------
                           Option      Range of          Option      Range of
                           Shares    Option Prices       Shares    Option Prices
                        -----------  -------------    -----------  -------------
Outstanding at
January 1               1,097,230   $15.96 to $33.13   1,271,892  $14.17 to $32.81
Granted                   311,000    33.50 to  37.75     316,000             33.13
Exercised                (200,350)   15.96 to  33.13    (416,312)  14.17 to  29.38
Expired or canceled       (42,900)   28.13 to  33.75     (74,350)  14.17 to  29.25
Outstanding at
 December 31            1,164,980    22.50 to  37.75   1,097,230   15.96 to  33.13
Exercisable at
 December 31              862,980    22.50 to  33.13     781,230   15.96 to  32.81
Available for future
 awards at December 31    774,374                      1,086,851


NOTES TO FINANCIAL STATEMENTS

NOTE 14 - NON-U.S. OPERATIONS

U.S. sales include export sales to unaffiliated non-U.S. customers of $150,212, $133,769 and $81,650 in 1995, 1994 and 1993, respectively. Currency exchange losses charged to Other expenses - net amounted to $1,849, $7,834 and $16,398 in 1995, 1994 and 1993, respectively.

The following summary of financial data pertains to the Company and its non-U.S. operations. The geographic groupings of non-U.S. operations have been based on similarities of business environments and geographic proximity.

                             United                             Elimina-    Consoli-
                             States      Europe       Other      tions       dated
                            ---------   ---------   ---------   ---------   ---------
1995
Net sales                   $1,175,509  $  592,799  $  115,705  $        -  $1,884,013
Operating income               111,029      35,707      12,473           -     159,209
Identifiable assets            909,539     335,518      96,384     156,279   1,185,162
Total assets                   948,528     335,518      96,384     156,279   1,224,151
Total liabilities              767,023     120,090      14,631      78,465     823,279

1994
Net sales                   $1,164,914  $  518,785  $  110,996  $        -  $1,794,695
Operating income               102,066      24,738      14,265           -     141,069
Identifiable assets            725,297     288,820      83,447     133,362     964,202
Total assets                   781,188     288,820      86,153     155,127   1,001,034
Total liabilities              593,372     142,351       8,397      63,132     680,988

1993
Net sales                   $1,054,595  $  486,829  $  102,417  $       -   $1,643,841
Operating income (loss)(a)      54,895        (876)     14,873          -       68,892
Identifiable assets            689,548     325,757      63,269     143,962     934,612
Total assets                   727,550     325,757      63,269     144,375     972,201
Total liabilities              683,449     103,406      (1,139)     66,747     718,969


(a) Includes special
charge amounting to:           (10,775)    (15,125)       (100)          -     (26,000)


NOTES TO FINANCIAL STATEMENTS

NOTE 15 - BUSINESS SEGMENTS

TRINOVA is a world leader in the manufacture and distribution of engineered components and systems for industry, sold through its companies, Aeroquip and Vickers, to the industrial, automotive, and aerospace and defense markets.

The industrial business serves original equipment and aftermarket customers in various worldwide markets (principally in the U.S., Europe, Asia and Brazil) including construction, mining, logging and farm equipment; machine tool; process industries; electrical machinery; air conditioning/refrigeration; appliances and communications equipment; electronics; lift truck; material handling; plant maintenance; and housing and commercial construction.

The automotive business serves worldwide automobile, light truck and van manufacturers (principally in the U.S. and Europe).

The aerospace & defense business serves original equipment and aftermarket customers in worldwide commercial aerospace and military markets (principally in the U.S. and Europe) including commercial aircraft, air defense, cargo handling, combat and support vehicles, commuter aircraft, engines, marine, military aircraft, military weaponry, missiles and naval machinery.

Products include all pressure ranges of hose, fittings, adapters and couplings; pumps; hydraulic and electric motors; electric drives; cylinders; hydraulic and electronic controls; filters; fluid-evaluation products and services; and a wide variety of custom-engineered molded and extruded automotive and industrial plastic products.

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

NOTES TO FINANCIAL STATEMENTS

The following data relate to business segments:
                                                                  Depreciation
                                                       Identi-         and
                                         Operating     fiable     Amortization   Capital
                            Net Sales     Income       Assets       Expense    Expenditures
                           -----------  -----------  -----------  -----------  -----------
1995
Industrial                 $1,051,106   $  121,962   $  709,503   $   31,151   $   58,298
Automotive                    494,016       24,107      235,665       19,042       21,848
Aerospace & Defense           338,891       38,631      200,315       12,029       12,198
                           ----------   ----------   ----------   ----------   ----------
                           $1,884,013      184,700    1,145,483       62,222       92,344
                           ==========
Corporate                                  (25,491)      39,679        2,377        1,611
Investments in
affiliates                                       -       38,989            -            -
                                        ----------   ----------   ----------   ----------

                                        $  159,209   $1,224,151   $   64,599   $   93,955
                                        ==========   ==========   ==========   ==========
1994
Industrial                 $  963,446   $   89,281   $  517,383   $   30,141   $   25,682
Automotive                    514,273       46,841      227,115       18,215       18,725
Aerospace & Defense           316,976       28,114      178,216       11,727        8,533
                           ----------   ----------   ----------   ----------   ----------
                           $1,794,695      164,236      922,714       60,083       52,940
                           ==========
Corporate                                  (23,167)      41,488        1,988        2,214
Investments in
affiliates                                       -       36,832            -            -
                                        ----------   ----------   ----------   ----------
                                        $  141,069   $1,001,034   $   62,071   $   55,154
                                        ==========   ==========   ==========   ==========

1993
Industrial                 $  864,590   $   17,118   $  477,182   $   31,860   $   29,115
Automotive                    452,637       45,724      203,725       17,547       14,705
Aerospace & Defense           326,614       26,016      189,050       11,785       10,724
                           ----------   ----------   ----------   ----------   ----------
                           $1,643,841       88,858      869,957       61,192       54,544
                           ==========
Corporate                                  (19,966)      64,655        1,826          584
Investments in
affiliates                                       -       37,589            -            -
                                        ----------   ----------   ----------   ----------
                                        $   68,892   $  972,201   $   63,018   $   55,128
                                        ==========   ==========   ==========   ==========

NOTES TO FINANCIAL STATEMENTS

NOTE 16 - OTHER INFORMATION

                                                        1995         1994
                                                     ----------   ----------

Receivables
Receivables                                          $ 305,387    $ 262,710
Less allowance for doubtful accounts                    13,241       15,179
                                                     ---------    ---------
                                                     $ 292,146    $ 247,531
                                                     =========    =========

Inventories
In-process and finished products                     $ 215,365    $ 171,555
Raw materials and manufacturing supplies                53,919       45,761
                                                     ---------    ---------
                                                     $ 269,284    $ 217,316
                                                     =========    =========

Other Current Assets
Deferred income taxes                                $   1,784    $   9,750
Prepaid expenses and other current assets               37,005       37,868
                                                     ---------    ---------
                                                     $  38,789    $  47,618
                                                     =========    =========

Plants and Properties - at Cost
Land and improvements                                $  22,877    $  21,170
Buildings                                              202,940      188,891
Machinery and equipment                                686,789      630,654
Construction in progress                                46,680       29,116
                                                     ---------    ---------
                                                     $ 959,286    $ 869,831
                                                     =========    =========

Other Assets
Goodwill and other intangibles                       $  85,292    $   4,737
Investments in and advances to affiliates               38,989       36,832
Deferred income taxes                                   35,368       19,120
Receivables, deposits and other assets                  22,736       20,146
                                                     ---------    ---------
                                                     $ 182,385    $  80,835
                                                     =========    =========

Other Accrued Liabilities
Employees' compensation and amounts
  withheld therefrom                                 $ 102,833    $  83,289
Taxes, other than income taxes                          12,052       10,341
Other accrued liabilities                               68,774       64,871
                                                     ---------    ---------
                                                     $ 183,659    $ 158,501
                                                     =========    =========

INVESTOR INFORMATION


Stock Exchanges

TRINOVA's common stock is traded on the New York, Chicago and Pacific Stock Exchanges, and on the London and Frankfurt Stock Exchanges. Our NYSE ticker symbol is TNV.

TRINOVA's 6% convertible subordinated debentures are listed on the Luxembourg Stock Exchange.


Stock Ownership

On December 31, 1995, there were 10,526 record holders of TRINOVA's common stock. Although exact information is unavailable, TRINOVA estimates there are approximately 7,000 additional beneficial owners, based upon the 1995 proxy solicitation.


Dividend Information

In January 1996, the Board of Directors increased the quarterly cash dividend on TRINOVA's common stock to 20 cents per share.

Cash dividends have been paid without interruption on common stock since 1933. The payment of dividends is subject to restrictions described in Note 5 of Notes to Financial Statements.


Quarterly Common Stock Information

                              1995                            1994

Quarter Ended      High      Low        Close      High      Low      Close

March 31           31.13     23.50      30.63      40.00     31.38    34.63
June 30            35.50     30.00      35.00      37.25     32.50    34.63
September 30       38.75     31.75      33.75      39.00     33.75    34.88
December 31        33.75     26.38      28.63      35.25     28.50    29.38


Dividend Payments per Share of Common Stock

                              1995                  1994

March                        $  .18                $  .17
June                            .18                   .17
September                       .18                   .17
December                        .18                   .17
                             $  .72                $  .68