Form 10-K405, Exhibit 13
period 1996-12-31
TRINOVA CORP
filed 1997-03-13
CIK 59198

EXHIBIT (13)


                                   PORTIONS OF THE 1996
                               ANNUAL REPORT TO SHAREHOLDERS


5-Year Summary of Selected Financial Data
Years Ended December 31 (1996-1992)
(Dollars in millions, except per share data)

                               1996       1995       1994       1993       1992

Net sales                    $2,032.9   $1,884.0  $1,794.7   $1,643.8  $1,695.5

Income before cumulative
effect adjustment               102.7a      94.9      65.9       10.5b     14.4

Net Income (Loss)               102.7       94.9      65.9      (59.7)     14.4

Income (loss) per share:
Before cumulative effect
adjustment                       3.51a      3.20      2.26        .37b      .51

Net income (loss)                3.51       3.20      2.26      (2.10)      .51

Total assets                  1,289.5    1,224.2   1,001.0      972.2   1,017.4

Long-term debt                  257.7      302.4     234.9      246.2     239.1

Cash dividends per share
common share                      .80        .72       .68        .68       .68

(a) Includes a combined net gain from sale of unconsolidated affiliates of $5 million, equal to $.16 per share, and a credit for settlement of claims for prior years' research and development tax credits of $4 million, or $.13 per share.
(b) Includes a special charge for severance and other personnel-related costs amounting to $26 million pretax, $18.2 million net ($.64 per share), and a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million pretax, $4.7 million net ($.17 per share).

FINANCIAL REVIEW AND ANALYSIS OF OPERATIONS

Analysis of Operations

1996 Compared with 1995

The following data provide highlights for the year 1996 compared with the year
1995.
                                                                           Percent
(dollars in thousands,                    Year Ended December 31          Increase
except per share data)                     1996           1995           (Decrease)
CONSOLIDATED
Net sales                                $2,032,915    $1,884,013            7.9%
Manufacturing income                        512,179       476,343            7.5
Manufacturing margin                          25.2%         25.3%
Operating income                            176,575       159,209           10.9
Operating margin                               8.7%          8.5%
Net income                                  102,721        94,896            8.2
Net income per share                           3.51          3.20            9.7
Number of employees                          15,162        15,299            (.9)

INDUSTRIAL
Net sales                                 1,138,501     1,051,106            8.3
Operating income                            105,703       121,962          (13.3)
Operating margin                               9.3%         11.6%
Order intake                              1,135,852     1,061,553            7.0
Order backlog at December 31                184,865       201,460           (8.2)

AUTOMOTIVE
Net sales                                   503,781       494,016            2.0
Operating income                             35,082        24,107           45.5
Operating margin                               7.0%          4.9%

AEROSPACE
Net sales                                   390,633       338,891           15.3
Operating income                             59,637        38,631           54.4
Operating margin                              15.3%         11.4%
Order intake                                431,460       327,827           31.6
Order backlog at December 31                340,957       266,423           28.0


Consolidated sales in 1996 of $2.03 billion were a record for the Company and were $148.9 million, or 7.9%, greater than in 1995. Sales for the industrial, automotive and aerospace segments increased 8.3%, 2.0% and 15.3%, respectively. Businesses acquired in the 1995 fourth quarter and during 1996 generated 1996 sales of nearly $119 million, principally in the industrial segment. Including the results of these acquisitions, U.S. sales increased $116 million, or 9.9%, and non-U.S. sales increased $32.9 million, or 4.6%. Changes in currency exchange rates reduced non-U.S. sales by nearly $17 million.

Industrial segment sales for 1996 of $1.14 billion were also a record and were $87.4 million, or 8.3%, greater than in 1995. Industrial segment sales for 1996 included full-year sales for the Electronic Systems Division, now Vickers Electronic Systems (VES), acquired from Cincinnati Milacron Inc. in December 1995, and for Summa Manufacturing Company since its acquisition in June 1996. U.S. industrial sales increased $88 million, or 13.1%, over 1995. Industrial operations in Asia-Pacific continued to expand, contributing to a 1996 sales increase of nearly 8% over 1995. Sales in Europe were flat compared with 1995, and sales in Brazil declined 19.3%. Order intake in 1996 was also a record for the industrial segment, increasing 7% over 1995. Order backlog at December 31, 1996, was $184.9 million.

Automotive segment sales for 1996 of $503.8 million increased $9.8 million, or 2%, over 1995. U.S. automotive sales were $16.8 million, or 7.6%, lower than in 1995, principally the result of concluding a number of automotive platform programs with U.S. car manufacturers in the latter half of 1995. As a result, following the closing of two automotive plastics plants in 1995, a third plastics plant was closed in 1996, and another is scheduled for closing in the 1997 first quarter. European automotive sales increased $26.6 million, or 9.7%, despite the unfavorable effects of changes in currency exchange rates. The increased European volume was driven by higher sales of air conditioning and power steering connectors for use in autos and light trucks. During the year, the Company announced that its automotive segment had won new fluid connectors business that is expected to generate sales in Europe and the U.S. totaling nearly $800 million over several years beginning with the 1997 model year and continuing through the year 2002. Inasmuch as this announcement constitutes a forward-looking statement, it is important to bear in mind that the value of this new business is based on customers' anticipated production of the new models, the expected level of consumer acceptance and the expected increase in worldwide demand for automotive power steering and air conditioning systems.

Aerospace segment sales for 1996 of $390.6 million represented a $51.7 million, or 15.3%, increase over 1995. U.S. sales increased 15.7% and European sales increased 12.8%, reflecting continued strength across all original equipment and aftermarket sectors. 1996 sales included full-year sales for two small acquisitions that were completed in late 1995 and sales since acquisition for the Electrical Engineering & Manufacturing Company (EEMCO) that was acquired in early December 1996. EEMCO is a designer and manufacturer of actuators, specialty motors and generators, flight control systems, electronic controls and fully integrated actuation systems that will expand the Company's base in commercial and defense applications. EEMCO also provides overhaul and repair services for its products. Aerospace order intake of $431.5 million represented a 31.6% increase over 1995 order intake, and order backlog increased to $341 million, which was 28% higher than at December 31, 1995.

During 1996, the Company announced that it is on schedule with its five-year strategy that should enable its aerospace business to nearly double in size to more than $600 million by the year 2000 while maintaining steady earnings growth. Acquisitions are expected to play a key, but modest, role in this growth. These projections assume, among other things, that existing aerospace programs will continue, that the Company's current shipset value per program will be maintained and that the Company's customers will meet their projected build rates. Risk factors that could cause actual results to differ from these forward-looking statements include delays in developing new airframe programs, the Company's inability to qualify for new programs, loss of existing business, reduced military spending, development of competing products, availability of acquisition candidates and depressed airline spending.

Consolidated manufacturing income increased $35.8 million, or 7.5%, over 1995, but manufacturing margin declined slightly from 25.3% to 25.2%. Manufacturing income for the industrial segment was flat compared with the prior year, but manufacturing margin declined due to the performance of the Brazilian operations, lower profit margins for companies recently acquired and a shift in product mix. Automotive manufacturing income increased 14.3%, and manufacturing margin improved from the prior year due to the benefits recognized from downsizing of facilities and from a favorable mix of product sales. Higher sales volume and continued process improvements contributed to a 25.5% increase in manufacturing income and a 2.6 percentage-point increase in manufacturing margin for the aerospace segment over 1995.

Selling and general administrative and engineering, research and development expenses were $18.5 million, or 5.8%, higher in 1996, but as a percent of sales were slightly lower than in 1995. The increase in overhead expenses was principally due to costs associated with companies recently acquired in the industrial segment, but also represents expanding initiatives for new product and business development.

Interest expense for 1996 was $6.6 million higher than in 1995. The increase was attributable to higher average debt levels during 1996, principally the result of acquisitions. In the 1996 second quarter, the Company sold its 35% interest in Yokohama Aeroquip K.K., based in Japan, and its 49% interest in Aeroquip Mexicana S.A., based in Mexico. The two transactions resulted in a combined pretax gain of $17.3 million, which is reported in Other income (expenses) - net in the Statement of Income. The combined pretax gain included net translation gains of $6.4 million previously deferred in the currency translation component of equity. The Company expects that the sales of its interests in the two unconsolidated affiliates will stimulate growth in its industrial markets in Mexico and the Asia-Pacific region. The Company is now exploring opportunities in the Japanese market with the full Aeroquip product line and has begun to expand its product line offering in Mexico and Central America.

Net income for 1996 amounting to $102.7 million and earnings per share of $3.51 were also records and compare with net income of $94.9 million, or $3.20 per share, in 1995. Net income for 1996 includes a net gain of $5 million, or $.16 per share, from the sale of unconsolidated affiliates and a credit for settlement of claims for prior years' research and development tax credits of $4 million, or $.13 per share. Exclusive of these items, the effective income tax rate for 1996 was 31.1%, compared with 26% in 1995. The 26% effective income tax rate for 1995 reflects, among other things, the utilization of tax loss carryforwards outside the U.S. for which deferred tax valuation allowances had previously been provided.

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

AEROSPACE
Net sales                                   338,891       316,976            6.9
Operating income                             38,631        28,114           37.4
Operating margin                              11.4%          8.9%
Order intake                                327,827       312,251            5.0
Order backlog at December 31                266,423       267,019            (.2)


Consolidated sales for 1995 increased $89.3 million, or 5%, over 1994. Sales for the industrial and aerospace segments increased 9.1% and 6.9%, respectively, over 1994, but automotive sales declined 3.9%. U.S. sales increased $10.6 million, or nearly 1%, while non-U.S. sales increased $78.7 million, or 12.5%. Changes in currency exchange rates accounted for nearly $44 million of the non-U.S. sales increase.

Industrial segment sales increased $87.7 million, or 9.1%, over 1994 sales. U.S. industrial markets remained strong during the year, principally mobile equipment and machine tools, which contributed to a $45.4 million, or 7.3%, increase in sales over 1994. Industrial sectors in Europe and Asia-Pacific also continued to strengthen, resulting in increased sales in those regions of

16.4% and 11.6%, respectively, while sales in Brazil declined more than 8%, principally in the second half of the year. Order intake increased 4.3% over 1994. Order backlog at December 31, 1995, was $201.5 million.

Automotive segment sales declined $20.3 million, or nearly 4%, from 1994 sales. U.S. automotive sales were $56 million, or 20%, lower in 1995, principally due to reduced production schedules by auto manufacturers and the conclusion of a number of automotive platform programs which were significant to sales and earnings for the segment. This led to the closing of two of the Company's automotive plastics plants during 1995. Automotive segment sales in Europe improved in 1995, increasing $35.7 million. Nearly 70% of Europe's sales increase was due to changes in currency exchange rates.

Aerospace segment sales increased $21.9 million, or 6.9%, over 1994 sales. The increased sales were principally in the U.S., with only a modest increase in European sales. 1995 sales reflected an uptick in commercial and defense business to supply components against releases for new programs that had previously been awarded. The sales increase also reflected expanded sales of spare parts for both commercial and defense applications. 1995 order intake increased $15.6 million, or 5%, over 1994. Order backlog at December 31, 1995, was $266.4 million.

Consolidated manufacturing income and margin for 1995 increased over 1994, principally the result of process improvements giving rise to cost reductions and higher sales in the industrial and aerospace segments. Manufacturing income increased $33 million over 1994, and manufacturing margin improved to 25.3% in 1995 from 24.7% in 1994. Manufacturing income and margin for the industrial segment improved in 1995, reflecting the benefit of both increased sales and continuing initiatives to improve manufacturing and distribution processes. Manufacturing income and margin for the automotive segment declined from 1994 due principally to the effects of lower sales in the U.S., including the phase-out of certain high-margin contract programs, and manufacturing inefficiencies in certain of the U.S. automotive plastics operations. Higher sales, continued cost-containment efforts and improved manufacturing processes in the aerospace segment generated 1995 manufacturing income and margin exceeding that of 1994.

Selling and general administrative and engineering, research and development expenses were $14.9 million higher in 1995 than in 1994, but, as a percent of sales, were 16.8% in both 1995 and 1994. The higher costs included expenditures to position the Company for growth in the U.S. and abroad, in such areas as China and Japan. Higher costs were also related to initiatives for new business development and improvement to manufacturing processes.

Interest expense for 1995 was $1.9 million lower than in 1994, reflecting the effects of lower debt levels in 1995. Other income (expenses) - net were $6.9 million lower in 1995 due, in part, to lower exchange losses (principally in Brazil), reduced costs related to the program for the sale of accounts receivable that was terminated in the 1995 first quarter and higher income from unconsolidated affiliates.

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


Liquidity, Working Capital and Capital Investment

Cash provided by operating activities during 1996 totaled $125.8 million, compared with $116.8 million in 1995. Working capital requirements included $44.8 million to finance a higher level of receivables. This increase reflects, in part, the result of higher sales in 1996 and, since receivables were not included in the 1995 purchase of VES, recognizes the increase in receivable balances to normal operating levels for that business. Income tax payments during 1996 totaled $54.6 million. Dividends received from affiliates, principally Aeroquip Yokohama K.K., amounted to $9.8 million, and inventory reductions during 1996 provided cash of $10.7 million. In 1995, the Company terminated its program for the sale of accounts receivable, resulting in an increase in receivables of $50 million during 1995.

In 1996, the Company received cash totaling $40.3 million from the sales of its interests in two unconsolidated affiliates operating as joint ventures in Japan and Mexico, and an injection-molding plastics products facility in Bassett, Virginia. The Company is also seeking opportunities to exit elements of its automotive segment relating to certain plastics operations which have produced losses or relatively low operating margins in recent periods. The operations under review accounted for approximately 25% of automotive sales in 1996.

During 1996, the Company completed two business acquisitions. In December 1996, the Company purchased the net assets and business of the Electrical Engineering & Manufacturing Company, a division of DATRON Inc. In June 1996, the Company purchased all the issued and outstanding capital stock of Summa Manufacturing Corporation. The aggregate purchase prices for these two business acquisitions amounted to $43.3 million.

Capital expenditures totaled $90.6 million in 1996. An increase in capital spending is projected for 1997 to support the Company's growth initiatives and continued manufacturing process improvements. Quarterly dividend payments were $.20 per share in 1996, or $.80 per share for the year. In January 1997, the Company's Board of Directors approved a first-quarter 1997 dividend of $.20 per share.

During 1996, the Company purchased 1,022,100 shares of its outstanding common stock at a cost of $32.2 million. Purchases over a two-year period ended December 31, 1996, totaled 1,208,300 shares for a cost of $37.7 million under a 1991 Board of Directors authorization to purchase outstanding shares of the Company's common stock for an aggregate purchase price not to exceed $60 million. The Company expects to make further common stock purchases in 1997, but is not committed to purchase a specific number of shares.

In 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission and issued thereunder $100 million of 30-year debentures with a coupon rate of 7.875%. Proceeds were used to retire debt with shorter maturities, including $75 million that was classified as long-term debt at December 31, 1995, under provisions of the revolving credit agreement in effect at that date. At December 31, 1996, additional debt securities in amounts up to $150 million can be issued under existing shelf registrations. The net increase in short- and long-term debt during 1996 was $28.2 million. The debt-to-capitalization ratio (debt divided by debt plus equity) was 45.1% at December 31, 1996, compared with 45.6% at December 31, 1995. The Company also maintains a revolving credit agreement with a consortium of U.S. and non-U.S. banks expiring in 2001 under which the Company may borrow up to $175 million. The agreement is intended to support the Company's commercial paper borrowings and, to the extent not so utilized, provide domestic borrowing capacity. The remaining borrowing capacity under this agreement at December 31, 1996, was $147.3 million. In addition to this agreement, the Company has uncommitted arrangements with various banks to provide short-term financing as necessary. The Company expects that cash flow from operating activities and available credit lines will be sufficient to meet normal operating requirements including payment of debt maturing in the near term.

The Company or certain of its subsidiaries have been named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar regulations with respect to certain sites. In addition, the Company has undertaken corrective and preventive environmental projects of its own to achieve compliance with applicable environmental laws at certain of its facilities. The Company believes that the costs arising out of such PRP designations will not have a material adverse effect on the Company's consolidated financial position.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995.

                                                        1996
                                --------------------------------------------------------
                                             Three Months Ended
                                --------------------------------------------   Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31           Dec 31
                                -------    -------    -------    -------        ----------
                                         (In thousands, except per share data)
Net sales                       $ 512,113  $ 517,924  $ 492,983  $ 509,895     $2,032,915
Manufacturing income              126,257    133,909    122,854    129,159        512,179
Net income                         24,415     33,060     20,757     24,489(b)    102,721(c)(d)
Net income per share                  .83       1.11        .72        .85(b)       3.51(c)(d)
Average shares outstanding(a)      30,707     30,528     30,258     29,928         30,363


                                                        1995
                                --------------------------------------------------------
                                             Three Months Ended
                                -------------------------------------------- Year Ended
                                Mar 31     Jun 30     Sep 30     Dec 31        Dec 31
                                -------    -------    -------    -------     ----------
                                         (In thousands, except per share data)
Net sales                      $  498,635  $  501,617 $  441,445  $  442,316  $1,884,013
Manufacturing income              122,442     130,921    110,956     112,024     476,343
Net income                         22,588      33,280     18,999      20,029      94,896
Net income per share                  .77        1.11        .64         .68        3.20
Average shares outstanding(a)      30,734      30,790     30,924      30,928      30,864



(a) For purposes of computing net income per share, the assumed conversion of the Company's 6% convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares, and net income was increased for the after-tax equivalent of interest expense on the debentures.
(b) In the 1996 fourth quarter, the effective income tax rate for the year was reduced. The cumulative year-to-date adjustment increased fourth quarter net income by $1.9 million, or $.06 per share.
(c) The income tax provision for the 1996 first quarter and year includes a credit for settlement of claims for prior years' research and development credits of $4 million, or $.13 per share.
(d) The 1996 second quarter and year include a combined net gain from sale of unconsolidated affiliates amounting to $5 million, or $.16 per share.


REPORT OF ERNST & YOUNG LLP,
Independent Auditors




Shareholders and Board of Directors
TRINOVA Corporation




We have audited the accompanying statement of financial position of TRINOVA Corporation and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRINOVA Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.






                                 /S/ ERNST & YOUNG LLP






Toledo, Ohio
January 22, 1997

                                           -36-

STATEMENT OF INCOME
Years ended December 31, 1996, 1995 and 1994
(In thousands, except per share data)

                                                1996           1995           1994
                                              --------       --------       --------
Net sales                                  $2,032,915     $1,884,013     $1,794,695
Cost of products sold                       1,520,736      1,407,670      1,351,403
                                           ----------     ----------     ----------
MANUFACTURING INCOME                          512,179        476,343        443,292

Selling and general administrative
  expenses                                    260,712        254,141        246,758
Engineering, research and development
  expenses                                     74,892         62,993         55,465
                                           ----------     ----------     ----------
OPERATING INCOME                              176,575        159,209        141,069

Interest expense                              (25,813)       (19,199)       (21,060)
Other income (expenses) - net                   2,659        (11,814)       (18,754)
                                           ----------     ----------     ----------

INCOME BEFORE INCOME TAXES                    153,421        128,196        101,255
Income taxes                                   50,700         33,300         35,400
                                           ----------     ----------     ----------
NET INCOME                                 $  102,721     $   94,896     $   65,855
                                           ==========     ==========     ==========

NET INCOME PER SHARE                       $     3.51     $     3.20     $     2.26
                                           ==========     ==========     ==========
Average number of common
shares outstanding                             30,363         30,864         30,815
                                           ==========     ==========     ==========


The Notes to Financial Statements are an integral part of this statement.


STATEMENT OF FINANCIAL POSITION
December 31, 1996 and 1995
(Dollars in thousands, except per share data)

                                                              1996           1995
                                                          ------------   ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $    23,934    $    16,186
Receivables                                                   342,712        292,146
Inventories                                                   262,169        269,284
Other current assets                                           45,272         38,789
                                                          -----------    -----------
TOTAL CURRENT ASSETS                                          674,087        616,405

Plants and properties                                         997,350        959,286
Less accumulated depreciation                                 559,867        533,925
                                                          -----------    -----------
                                                              437,483        425,361
Other assets                                                  177,917        182,385
                                                          -----------    -----------
TOTAL ASSETS                                              $ 1,289,487    $ 1,224,151
                                                          ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                             $    31,819    $    33,229
Accounts payable                                              106,205        103,853
Income taxes                                                   21,150         39,054
Other accrued liabilities                                     188,973        183,659
Current maturities of long-term debt                           76,809            378
                                                          -----------    -----------
TOTAL CURRENT LIABILITIES                                     424,956        360,173

Long-term debt                                                257,727        302,352
Postretirement benefits other than pensions                   121,793        120,478
Other liabilities                                              38,595         40,276

SHAREHOLDERS' EQUITY
Common stock - par value $5 a share
Authorized - 100,000,000 shares
Outstanding - 27,912,077 and
28,825,187 shares, respectively
(after deducting 6,297,819 and
5,384,709 shares, respectively, in treasury)                  139,559        144,125
Additional paid-in capital                                     20,675         17,933
Retained earnings                                             307,398        254,484
Currency translation adjustments                              (21,216)       (15,670)
                                                          -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                    446,416        400,872
                                                          -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 1,289,487    $ 1,224,151
                                                          ===========    ===========

The Notes to Financial Statements are an integral part of this statement.



STATEMENT OF CASH FLOWS
Years ended December 31, 1996, 1995 and 1994
(In thousands)
                                                  1996         1995         1994
OPERATING ACTIVITIES                            --------     --------     --------
Net income                                      $  102,721   $   94,896   $   65,855
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation                                        68,684       63,697       60,784
Gain on sales of affiliates                        (17,300)        --           --
Dividends received from affiliates                   9,932           39          517
Deferred income taxes                               11,997       (7,051)      17,436
Changes in certain assets and liabilities,
excluding effects from acquisitions and
dispositions
-Receivables                                       (44,783)     (38,820)     (41,384)
-Inventories                                        10,656      (28,693)      (3,570)
-Accounts payable                                      (75)       1,483       13,116
-Income taxes                                      (15,929)      15,216       10,631
-Other assets, payables and accruals                (5,991)      27,001       19,164
Restructuring payments - net                           810       (7,104)      (5,978)
Other                                                5,063       (3,879)       6,430
                                                ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES          125,785      116,785      143,001

INVESTING ACTIVITIES

Capital expenditures                               (90,626)     (93,955)     (55,154)
Businesses acquired                                (42,540)    (113,841)        --
Sales of business and affiliates                    40,261         --           --
Other                                                1,483          697        1,840
                                                ----------   ----------   ----------
NET CASH USED BY INVESTING ACTIVITIES              (91,422)    (207,099)     (53,314)

FINANCING ACTIVITIES

Cash dividends                                     (22,705)     (20,800)     (19,553)
Increase (decrease) in notes payable                (1,444)      30,776      (57,862)
Long-term borrowings                               107,145       75,886          317
Repayments of long-term borrowings                 (77,465)      (9,041)     (15,068)
Purchases of common stock                          (32,213)      (5,473)        --
Stock issuance under stock plans                     3,287        6,087       12,304
Other                                               (2,440)        --           --
                                                ----------   ----------   ----------
NET CASH PROVIDED (USED)
BY FINANCING ACTIVITIES                            (25,835)      77,435      (79,862)

Effect of exchange rate changes on
  cash and cash equivalents                           (780)       1,137       (2,431)
                                                ----------   ----------   ----------
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                 7,748      (11,742)       7,394

Cash and cash equivalents at beginning of year      16,186       27,928       20,534
                                                ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $   23,934   $   16,186   $   27,928
                                                ==========   ==========   ==========

The Notes to Financial Statements are an integral part of this statement.

                                           -39-

STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1996, 1995 and 1994
(Dollars in thousands, except per share data)

                                                  Additional                 Currency
                                       Common       Paid-In     Retained    Translation
                                        Stock       Capital     Earnings    Adjustments
BALANCE AT JANUARY 1, 1994            $ 142,029    $   2,157    $ 138,628     $ (29,582)

Net income                                                         65,855
Cash dividends paid ($.68 a share)                                (19,553)
Issuance of 390,029 shares, net of
shares exchanged, under stock plans       1,950       10,354
Translation adjustments - net                                                     8,208
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1994            143,979       12,511      184,930       (21,374)

Net income                                                         94,896
Cash dividends paid ($.72 a share)                                (20,800)
Issuance of 215,478 shares, net of
shares exchanged, under stock plans       1,077        5,422
Purchase of 186,200 treasury shares        (931)                   (4,542)
Translation adjustments - net                                                     5,704
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1995            144,125       17,933      254,484       (15,670)

Net income                                                        102,721
Cash dividends paid ($.80 a share)                                (22,705)
Issuance of 108,990 shares, net of
shares exchanged, under stock plans         545        2,742
Purchase of 1,022,100 treasury shares    (5,111)                  (27,102)
Translation adjustments - net                                                    (5,546)
                                      ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1996          $ 139,559    $  20,675    $ 307,398     $ (21,216)
                                      =========    =========    =========     =========


The Notes to Financial Statements are an integral part of this statement.


NOTES TO FINANCIAL STATEMENTS
December 31, 1996
(Dollars in thousands, except per share data)

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

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and exercise judgment affecting the reported amounts in the statements of income, financial position and cash flows, including the disclosures in the notes to financial statements. Actual results may differ from those estimates.

Cash Equivalents: Marketable securities that are highly liquid and have original maturities of three months or less are classified as cash equivalents. The carrying amount approximates fair value.

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

Intangibles: Intangible assets are included in Other assets at cost less accumulated amortization and consist principally of goodwill. Goodwill represents the excess of cost over fair value of assets acquired, for which the amortization periods are principally 30 to 40 years using the straight-line method. Other intangibles include software and patents for which the amortization periods range from five to 15 years on a straight-line basis. The carrying amounts for goodwill and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

Life Insurance: The Company's investment in corporate-owned life insurance is recorded net of policy loans. Net life insurance expense, including interest expense of $9,150, $5,278 and $1,522 on policy loans in 1996, 1995 and 1994, respectively, is included in Other income (expenses) - net in the Statement of Income.

Forward Exchange Contracts: The Company uses forward exchange contracts to hedge certain firm commitments denominated in currencies other than the functional currency of the originating location. Gains and losses on these

NOTES TO FINANCIAL STATEMENTS
contracts are included in income in the periods the exchange rates change, offsetting the losses or gains on the underlying transactions. Forward exchange contracts are written on a short-term basis, are not held for trading purposes, and are not held for purposes of speculation. There were no forward exchange contracts outstanding at December 31, 1996 or 1995.

Accounting Change: The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1996. Adoption of this standard had no effect on the Company's results of operations or consolidated financial position.

Stock Options: The Company follows the intrinsic value method of accounting for stock options under Accounting Principles Board Opinion No. 25. When stock options are exercised, common stock is credited for the par value of shares issued, and additional paid-in capital is credited with the consideration received in excess of par value.

Net Income per Share: Net income per share is computed using the average number of common shares outstanding, including common stock equivalents. The assumed conversion of the Company's 6% convertible debentures was included in average shares outstanding, increasing the average number of shares outstanding by 1,904,762 shares. For purposes of computing net income per share, net income was increased for the after-tax equivalent of interest expense on the debentures.

NOTE 2 - ACQUISITIONS

On December 7, 1996, the Company acquired certain assets and liabilities and the business of the Electrical Engineering & Manufacturing Company (EEMCO), a division of DATRON Inc., for $35,917, including acquisition costs and issuance of a promissory note in the amount of $5,038 to the seller. The promissory note bears interest at the rate of 6.31%, is due December 10, 2004, and is subject to certain prepayment requirements, rights of setoff and dispute resolution in accordance with terms of the agreement. EEMCO is a designer and manufacturer of linear and rotary actuators, specialty motors and generators, flight control systems, electronic controls, and fully integrated actuation systems for commercial and military aerospace applications. It also provides overhaul and repair services for its products. The acquisition was accounted for as a purchase, and operations, which were not significant to the consolidated results, were included in the Statement of Income subsequent to the acquisition date.

In June 1996, the Company acquired all of the issued and outstanding capital stock of Summa Manufacturing Corporation (Summa) for $7,430. Summa is a manufacturer of vane pumps and replacement parts for mobile and industrial applications. The acquisition was accounted for as a purchase, and operations, which were not significant to the consolidated results, were included in the Statement of Income subsequent to the acquisition date.

NOTES TO FINANCIAL STATEMENTS

Effective December 30, 1995, the Company acquired certain assets and liabilities and the business of the Electronic Systems Division (ESD) from Cincinnati Milacron Inc. for $105,267. ESD designs and manufactures computer controls, software and drives used in machine tools and plastics processing equipment. The acquisition was accounted for as a purchase. Operations for ESD were included in the Statement of Income beginning January 1, 1996.

Also in December 1995, the Company acquired certain assets and liabilities and the businesses of the Dynapower/Stratopower unit (manufacturer of hydraulic pumps, motors, starters and hydrostatic transmissions) of General Signal Corporation, and the magnetic chip detector product line from Muirhead Vactric Components Ltd. for an aggregate purchase price of $7,767. These acquisitions were accounted for as purchases, and operations of these businesses were not significant to the Statement of Income for the year ended December 31, 1995.

The following table presents the adjusted allocations of the aggregate purchase prices to the assets acquired and liabilities assumed. The allocations for 1996 acquisitions are preliminary and subject to adjustment.

                                                     1996         1995
                                                 Acquisitions Acquisitions
                                                 ------------ ------------
Working capital                                    $  7,589     $ 13,960
Plants and properties                                 1,931       19,350
Other assets including intangibles                   34,850       81,438
Postretirement benefits other than pensions            --           (810)
Other liabilities                                    (1,023)        (904)
                                                   --------     --------
                                                   $ 43,347     $113,034
                                                   ========     ========

Had these acquisitions occurred as of the beginning of the respective periods, the pro forma results of operations giving effect to the acquisitions would not be materially different from the net sales, net income and net income per share presented in the Statement of Income.


NOTE 3 - GAIN ON SALE OF UNCONSOLIDATED AFFILIATES

In 1996, the Company sold its 35% interest in Yokohama Aeroquip K.K., based in Japan, and its 49% interest in Aeroquip Mexicana S.A., based in Mexico. The two transactions resulted in a net combined pretax gain of $17,300 ($5,000 net, or $.16 per share). The combined pretax gain included net translation gains of $6,387 previously deferred in the currency translation component of equity.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVENTORIES

Inventory costs determined by the LIFO method accounted for approximately 54% and 56% of the total inventories at December 31, 1996 and 1995, respectively. If all inventories valued by the LIFO method had been valued at current costs, these inventories would have been approximately $32,768 and $33,444 higher than reported at December 31, 1996 and 1995, respectively.


NOTE 5 - DEBT
                                                 1996         1995
                                                ------       ------
6% convertible subordinated debentures,
  due October 15, 2002                         $100,000     $100,000
7.875% senior debentures, due June 1, 2026      100,000          --
7.95% notes, due May 1, 1997                     75,000       75,000
9.55% senior sinking fund debentures,
  due February 1, 2018                           42,000       42,000
Borrowings supported by long-term
  revolving credit agreement - interest
  rates from 5.9% to 6.2%                          --         75,000
Industrial revenue bonds - interest rates from
  5.8% to 7.625% - due at various dates to 2013   7,333        7,363
Other                                            10,203        3,367
                                               --------     --------
                                                334,536      302,730
Less current maturities                          76,809          378
                                               --------     --------
                                               $257,727     $302,352
                                               ========     ========

The 6% convertible subordinated debentures are convertible into common stock at a conversion price of $52.50 per share. The debentures are subject to redemption prior to October 15, 2002, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest.

The 9.55% senior sinking fund debentures are subject to redemption prior to February 1, 2018, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. An annual mandatory sinking fund payment of $2,500 is required commencing February 1, 1999. The Company may increase its sinking fund payment in any year by an additional amount of up to $5,000.

Under terms of a revolving credit agreement, negotiated in 1996 and expiring August 31, 2001, with a consortium of U.S. and non-U.S. banks, the Company may borrow up to $175,000. Borrowings under the credit line bear interest at rates agreed to by the Company and lendors. This agreement is maintained to support the Company's commercial paper borrowings and, to the extent not so utilized, to provide domestic borrowings. The remaining borrowing capacity under this agreement at December 31, 1996, was $147,300. Covenants of the

NOTES TO FINANCIAL STATEMENTS
revolving credit agreement and certain other debt instruments require the Company to maintain certain financial ratios, including a limitation that the Company's debt-to-capitalization ratio (exclusive of the effects of the change in accounting for postretirement benefit obligations) not exceed a specified amount. At December 31, 1996, under the most restrictive of these covenants, retained earnings of $179,000 were available for the payment of cash dividends.

During 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission and issued thereunder $100,000 of 30-year debentures. Proceeds were used to retire debt with shorter maturities, including $75,000 that was classified as long-term debt at December 31, 1995, under provision of the revolving credit agreement in effect at that date. At December 31, 1996, additional debt securities in amounts up to $150,000 can be issued under existing shelf registrations.

At December 31, 1996, long-term debt amounting to $334,536, including current maturities, had an estimated fair value of $339,677. Estimated fair value for long-term debt, including current maturities, at December 31, 1995, was $305,832. Fair value for notes payable at December 31, 1996 and 1995, was approximately equal to the carrying amounts at those dates.

Maturities of long-term debt in 1997 and in the four succeeding years are $76,809, $1,520, $3,383, $2,686 and $2,662. Interest paid on all debt during
1996, 1995 and 1994 amounted to $27,392, $19,250 and $25,146, respectively.
The weighted-average interest rate of outstanding notes payable was 5.7% and 6.3% at December 31, 1996 and 1995, respectively.

NOTE 6 - ENVIRONMENTAL

The Company or certain of its subsidiaries have been named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar regulations with respect to certain sites. While the ultimate outcome of the PRP designations and other environmental matters cannot now be predicted, the Company believes that costs, in excess of amounts provided, arising out of these matters will not have a material adverse effect on the Company's consolidated financial position.

NOTES TO FINANCIAL STATEMENTS


NOTE 7 - INCOME TAXES

The components of income before income taxes consist of the following:

                                           1996           1995           1994
                                          ------         ------         ------
U.S.                                      $ 73,644       $ 45,506       $ 45,562
Non-U.S.                                    79,777         82,690         55,693
                                          --------       ---------      ---------

                                          $153,421       $128,196       $101,255
                                          ========       =========      =========

Income tax expense consists of the following:

                                           1996           1995           1994
                                          ------         ------         ------

Current:
  U.S. federal                            $ 21,920       $ 21,131       $  4,537
  State and local                            2,676          1,810            954
  Non-U.S.                                  14,107         17,410         12,473
                                          --------       ---------      ---------
                                            38,703         40,351         17,964

Deferred:
  U.S. federal                               4,356         (6,787)        10,900
  Non-U.S.                                   7,641           (264)         6,536
                                          --------       ---------      ---------
                                            11,997         (7,051)        17,436
                                          --------       ---------      ---------
                                          $ 50,700       $ 33,300       $ 35,400
                                          ========       =========      =========

NOTES TO FINANCIAL STATEMENTS


The effects of temporary differences and loss carryforwards giving rise to deferred tax assets and liabilities are as follows:

                                                    1996              1995
                                                   ------            ------
Gross Deferred Tax Assets
Postretirement benefits other than pensions        $  42,849         $  42,021
Tax loss carryforwards                                15,885            25,487
Employee benefit accruals                             11,992            10,913
Other                                                  2,320             6,853
                                                   ---------         ---------
                                                      73,046            85,274

Gross Deferred Tax Liabilities
Depreciation                                         (32,169)          (35,828)
Other                                                 (6,226)           (5,204)
                                                   ---------         ---------
                                                     (38,395)          (41,032)

Valuation allowances                                 (12,589)          (15,953)
                                                   ---------         ---------
Net deferred tax assets                            $  22,062         $  28,289
                                                   =========         =========

The components of deferred tax assets (liabilities) net of valuation allowances are classified in the Statement of Financial Position as follows:

                                                    1996              1995
                                                   ------            ------

Current assets, net of current liabilities         $     837         $   1,326
Non-current assets                                    28,189            35,368
Non-current liabilities                               (6,964)           (8,405)
                                                   ---------         ---------
Net deferred tax assets                            $  22,062         $  28,289
                                                   =========         =========


Valuation allowances decreased $3,364, $13,580 and $429 in 1996, 1995 and 1994, respectively.

Reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate follows:

NOTES TO FINANCIAL STATEMENTS

                                           1996           1995           1994
                                          ------         ------         ------
Statutory U.S. federal income tax rate     35.0%          35.0%        35.0%
Increase (decrease) resulting from:
State and local taxes, net of federal
  benefit                                   1.1            1.0           .8
Basis differences on affiliates sold        4.1             -            -
Research and development credit            (2.6)            -            -
Taxes in excess of (less than) the
  U.S. tax rate on non-U.S. earnings,
  including utilization of net operating
  loss carryforwards                       (3.2)          (9.1)         2.3
Other                                      (1.4)           (.9)        (3.1)
                                           ----           ----         -----
Effective income tax rate                  33.0%          26.0%        35.0%
                                           ====           ====        =====

At December 31, 1996, the Company had non-U.S. net operating loss carryforwards of $40,900 for income tax purposes. Loss carryforwards of approximately $15,100 have no expiration dates and the remainder expire in years through 1999. Non-U.S. net operating loss carryforwards amounting to $27,900, $13,400 and $6,800 were utilized in 1996, 1995 and 1994, respectively. Income tax expense for the years 1996, 1995 and 1994 was reduced by $3,730, $5,440 and $2,860, respectively, due to utilization of these operating loss carryforwards.

The Company does not provide deferred income taxes on undistributed earnings of certain of its non-U.S. subsidiaries which have been reinvested indefinitely. Undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes have not been provided approximated $90,900 at December 31, 1996. Should these earnings be remitted, certain countries will impose withholding taxes that will be available for use as credits against any U.S. federal income tax liability, subject to certain limitations. It is not practical to estimate the amount of tax that would be payable should the Company remit these earnings.

Income taxes paid during 1996, 1995 and 1994 amounted to $54,633, $25,135 and $7,333, respectively.

NOTE 8 - LEASES

The Company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to approximately $18,863, $20,709 and $21,908 for 1996, 1995 and 1994, respectively. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996, are as follows:
      1997                          $ 14,619
      1998                            11,025
      1999                             8,330
      2000                             6,863
      2001                             6,429
      Thereafter                      19,642
                                    --------
                                    $ 66,908
                                    ========

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - RETIREMENT PLANS

The Company has trusteed defined-contribution plans as its primary retirement vehicle covering most full-time U.S. employees and certain non-U.S. employees. Annual expense for the major defined-contribution plans is based primarily upon employee participation and earnings of the Company. The Company follows the policy of funding retirement plan contributions accrued.

The Company also has trusteed defined-benefit plans covering a limited number of full-time U.S. employees. The defined-benefit plans typically provide for full vesting after five years of service, and benefits are principally based on employee earnings and/or length of service. The Company's funding policy for these plans is to make annual contributions at least sufficient to meet minimum legal funding requirements. Various plans are also in effect for subsidiaries operating outside the U.S., including trusteed or insured, government-sponsored and unfunded plans.

The following table sets forth the funded status and amounts recorded in the
Company's Statement of Financial Position for defined-benefit plans.
                                              1996                    1995
                                      --------------------    --------------------
                                      Assets     Accumulated    Assets    Accumulated
                                      Exceed      Benefits      Exceed      Benefits
                                    Accumulated    Exceed     Accumulated    Exceed
                                     Benefits      Assets      Benefits      Assets
                                    -----------  -----------  -----------  ----------
Actuarial present value
 of benefit obligation:
Vested benefit obligation           $110,300     $ 34,800     $107,900     $ 37,500
                                    ========     ========     ========     ========

Accumulated benefit obligation      $111,600     $ 36,100     $108,800     $ 38,600
                                    ========     ========     ========     ========

Projected benefit obligation        $117,700     $ 40,100     $114,800     $ 41,600
Plans' assets at fair value          139,000       15,200      131,700       16,100
                                    --------     --------     --------     --------
Projected benefit obligation
 (in excess of) less than
 plans' assets                        21,300      (24,900)      16,900      (25,500)
Unrecognized net gain                 (5,700)      (6,900)      (1,300)      (7,000)
Unrecognized net (asset)
 obligation less amortization           (800)       1,600         (600)       1,800
Unrecognized prior service cost        3,300        1,800        3,200        2,100
Adjustment required to
 recognize minimum liability               -            -            -         (800)
                                    --------     --------     --------     --------
Net pension asset (liability)
 recorded in the Statement
 of Financial Position              $ 18,100     $(28,400)    $ 18,200     $(29,400)
                                    ========     ========     ========     ========

NOTES TO FINANCIAL STATEMENTS

Components of net periodic pension cost for the defined-benefit plans and the total contributions charged to pension expense for the defined-contribution plans are summarized below.

                                           1996           1995           1994
                                          ------         ------         ------
Defined-benefit plans:
  Service cost - benefits earned          $  2,400       $  2,300       $  2,700
  Interest cost                             11,300         11,200         10,700
  Actual return on plans' assets           (13,500)       (22,700)         2,500
  Net amortization and deferral              1,000         10,900        (12,800)
                                          --------       --------       --------
Net pension cost - defined-benefit plans     1,200          1,700          3,100
Defined-contribution plans                  37,000         37,700         31,200
Other non-U.S. retirement plans              1,200          1,400            700
                                          --------       --------       --------
Total pension expense                     $ 39,400       $ 40,800       $ 35,000
                                          ========       ========       ========


The defined-benefit plans' assets consist of equity securities, corporate and government bonds, and real estate. Following are assumptions used in determining the plans' net periodic pension cost and benefit obligations. The measurement dates for these plans were principally September 30.

                                           1996           1995           1994
                                          ------         ------         ------
Discount rates:
  U.S.                                      7.5%           7.5%           8.25%
  Non-U.S.                                  7.5            7.5            7.9
Rates of increase in future compensation:
  U.S.                                      4.0            4.0            4.0
  Non-U.S.                                3.0-5.5        3.0-6.0        3.0-5.5
Long-term rate of return on assets         10.0           10.0           10.0


NOTES TO FINANCIAL STATEMENTS

NOTE 10 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide access to benefits under life insurance and health care plans for most retired U.S. and certain retired non-U.S. employees and eligible spouses (participants). Generally, benefits for most covered retirees outside the U.S. are provided through government-sponsored or retiree-funded programs. Benefits for U.S. retirees are generally subject to participant contributions, deductibles, co-payment provisions and certain other limitations. The Company has reserved the right to amend or terminate these benefit plans at any time.

Most U.S. health care plans recognize that the Company, as the secondary provider to Medicare, will contribute toward the cost of providing health care benefits for participants who retire at age 65 or older and have at least 10 years of service at retirement. The amount of the Company's contribution for participants retiring after January 1, 1995, except for one group for which the date is January 1, 1997, is limited to an established amount.
Accordingly, as medical costs escalate, those participants who retire subsequent to the above dates will share in the cost of the benefits by paying the difference between the Company's average annual per-capita claims costs and the established amount.

During a transition period, the Company will also contribute toward the cost of health care for participants who retire prior to age 65, providing they had met certain age and service-period requirements as of January 1, 1995. The amount of the Company's contribution will not exceed the established amount. Such participants will share in the cost of benefits by paying the difference between the Company's average annual per-capita claims costs and the established amount. Those participants retiring before reaching age 65 who do not meet the age and service-period requirements will have the option to purchase health care benefits at full cost until becoming eligible for a Company contribution at age 65.

Components of postretirement benefit cost are as follows:

                                            1996        1995        1994

Service cost - benefits earned            $   1,692   $   1,426   $   1,971
Interest cost                                 8,168       7,586       7,352
Net amortization and deferral                (1,630)     (1,664)       (969)
                                          ---------   ---------   ---------
Postretirement benefit cost               $   8,230   $   7,348   $   8,354
                                          =========   =========   =========


The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1996 and 1995 (based on measurement of the accumulated postretirement benefit obligation at September 30), is as follows:

NOTES TO FINANCIAL STATEMENTS

                                                  1996        1995
Accumulated postretirement benefit obligation:
  Retirees                                      $  74,273   $  76,623
  Plans' participants fully eligible
    to receive benefits                            14,280      13,183
  Other active plan participants                   22,594      22,917
                                                ---------   ---------
                                                  111,147     112,723
Unrecognized prior service cost                    12,101      13,731
Unrecognized net losses                            (1,455)     (5,976)
                                                ---------   ---------
Accrued postretirement benefits
  other than pensions                           $ 121,793   $ 120,478
                                                =========   =========

Following are assumptions used in determining the postretirement benefit cost and the accumulated postretirement benefit obligation:
                                                  1996        1995        1994
Discount rate                                     7.5%        7.5%        8.25%
Projected health care cost trend rates:
  Under age 65                                    9.1         9.6         10.1
  Over age 65                                     6.7         7.0          7.4
  Ultimate                                       5.25        5.25         5.25
Year ultimate health care cost trend
  rate is achieved                                2008       2008         2008

The projected health care cost trend rates listed above for under and over age 65 participants represent assumed increases in per capita cost of covered health care benefits for 1997, 1996 and 1995, respectively. For future years, the rates are assumed to decrease gradually and remain at the ultimate trend rate thereafter. A one-percentage-point increase in the projected health care cost trend rates would increase the 1996 postretirement benefit cost by $489 and the accumulated postretirement benefit obligation as of September 30, 1996, by $5,579.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 - CAPITAL STOCK AND EMPLOYEE STOCK OPTIONS

The Company has rights outstanding as set forth in a Rights Agreement, whereby holders of common stock have one right for each share of common stock outstanding. When exercisable, each right entitles its holder to buy one one-hundredth of a new preferred share for $125. The Company has 4,000,000 shares of serial preferred stock authorized, of which no shares were outstanding at December 31, 1996 or 1995. If a person or group acquires 20% or more of the Company's outstanding common stock without complying with the Ohio Control Share Acquisition Act, or engages in certain self-dealing transactions, holders of rights will be entitled to purchase (a) common stock of the Company at one-half the market price, or (b) shares of an acquiring company at one-half the market price, depending upon the circumstances of the transaction. The Company may redeem the rights at a price of $.01 per right at any time prior to the rights becoming exercisable. The rights expire in 1999.

The Company's 1994 Stock Incentive Plan (the 1994 Plan) permits the issuance of stock options, stock appreciation rights (SARs) and performance awards to selected salaried employees as approved by the Organization and Compensation Committee of the Board of Directors. The 1994 Plan replaced the Company's 1982 and 1987 Stock Option Plans (Option Plans). The number of shares of common stock that may be issued or transferred under the 1994 Plan may not exceed 1,419,900 shares, which include 419,900 shares that were available for grant under the Option Plans as of the date the 1994 Plan was approved by the Board of Directors.

Options may be granted to selected employees to purchase common stock at a price not less than 100% of fair market value on the date of grant. The term of each award will be determined by the Organization and Compensation Committee. All options granted as of December 31, 1996, expire 10 years after date of grant. Options granted prior to 1996 became exercisable one year after date of grant, and options granted in 1996 become exercisable ratably over a three-year period commencing one year following date of grant. Options that expire, terminate or are canceled without exercise are available for the grant of new awards. In instances where SARs or performance awards are settled in cash, the shares covered by such settlements will remain available for issuance under the 1994 Plan. No SARs were issued or outstanding at December 31, 1996.

Performance awards may be granted to selected employees to receive future payments contingent on continuous service with the Company and achievement of pre-established goals. Such awards may be settled in cash, common shares available under the 1994 Plan or a combination of both as determined by the Organization and Compensation Committee. In January 1997, 1996 and 1995, 44,314, 40,977 and 17,049 shares, respectively, of common stock were distributed to participants as performance awards under provisions of the long-term incentive plan for the three-year periods ended December 31, 1996, 1995 and 1994, respectively.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), was issued in October 1995 and became effective for financial statements issued in 1996. The Company has elected to continue to account for its employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by FAS 123. As a result, no compensation expense for employee stock options has been recognized in

NOTES TO FINANCIAL STATEMENTS
the financial statements. However, pro forma information regarding net income and net income per share is required by FAS 123, and has been determined for disclosure purposes as if the Company had accounted for employee stock options under the fair value method as prescribed by that statement. The fair values of the Company's employee stock options were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.52% and 6.23%; expected dividend yields of 2.3% and 2.13%; expected stock price volatility of .319 and .329; and a weighted-average expected option life of six years. For purposes of pro forma disclosures, the estimated fair values of employee stock options are amortized to expense over the options' vesting periods. The estimated fair values per share of options granted during 1996 and 1995 were $11.36 and $11.73, respectively. Pro forma net income and net income per share for 1996 and 1995 are as follows:

                                                  1996         1995
                                                  ----         ----
Net income              As reported              $102,721      $ 94,896
                        Pro forma                 101,293        93,616

Net income per share    As reported                  3.51          3.20
                        Pro forma                    3.46          3.15

Options outstanding at December 31, 1996, had a range of exercise prices from $22.50 to $37.75 and a weighted-average remaining contractual life of seven years.

At December 31, 1996, the Company had 3,746,086 shares of common stock reserved for issuance in connection with stock options and performance awards and for conversion of 6% convertible subordinated debentures.

The following table summarizes stock option activity for the years 1996 and 1995.

                                    1996                    1995
                             -------------------    --------------------
                                       Weighted-               Weighted-
                                        Average                 Average
                               Option   Exercise       Option   Exercise
                               Shares    Price         Shares    Price
                              --------  --------      --------  --------
Outstanding at January 1     1,164,980   $ 30.67     1,097,230   $ 29.29
Granted                        349,000     33.02       312,500     33.75
Exercised                      (86,030)    29.18      (200,350)    27.72
Forfeited                       (4,500)    33.58        (9,000)    33.75
Canceled                       (17,500)    33.52       (35,400)    31.46
Outstanding at December 31   1,405,950     31.30     1,164,980     30.67
Exercisable at December 31   1,059,950     30.74       861,480     29.58
Available for future awards
  at December 31               391,060                 762,374

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - BUSINESS SEGMENTS

TRINOVA is Aeroquip and Vickers, worldwide manufacturers and distributors of engineered components and systems to industrial, automotive and aerospace markets.

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

The automotive business serves worldwide automobile, light truck, sport utility and van manufacturers (principally in the U.S. and Europe).

The aerospace business serves original equipment and aftermarket customers in worldwide commercial aerospace and defense markets (principally in the U.S. and Europe) including commercial aircraft, air defense, cargo handling, combat and support vehicles, commuter aircraft, engines, marine, defense aircraft, military weaponry, missiles and naval machinery.

Products include all pressure ranges of hose, fittings, adapters and couplings; hydraulic pumps, motors and cylinders; electric motors and drives; hydraulic and electronic controls; filters; fluid-evaluation products and services; and a wide variety of custom-engineered molded and extruded automotive and industrial plastic products.

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

NOTES TO FINANCIAL STATEMENTS


The following data relate to business segments:


                                                                  Depreciation
                                                       Identi-         and
                                         Operating     fiable     Amortization   Capital
                            Net Sales     Income       Assets       Expense    Expenditures
                           -----------  -----------  -----------  -----------  -----------
1996
Industrial                 $1,138,501   $  105,703   $  765,734   $   39,941   $   58,221
Automotive                    503,781       35,082      236,113       17,945       17,715
Aerospace                     390,633       59,637      255,221       12,927       13,313
                           ----------   ----------   ----------   ----------   ----------
                           $2,032,915      200,422    1,257,068       70,813       89,249
                           ==========
Corporate                                  (23,847)      30,226        2,660        1,377
Investments in
affiliates                                       -        2,193            -            -
                                        ----------   ----------   ----------   ----------
                                        $  176,575   $1,289,487   $   73,473   $   90,626
                                        ==========   ==========   ==========   ==========
1995
Industrial                 $1,051,106   $  121,962   $  709,503   $   31,151   $   58,298
Automotive                    494,016       24,107      235,665       19,042       21,848
Aerospace                     338,891       38,631      200,315       12,029       12,198
                           ----------   ----------   ----------   ----------   ----------
                           $1,884,013      184,700    1,145,483       62,222       92,344
                           ==========
Corporate                                  (25,491)      39,679        2,377        1,611
Investments in
affiliates                                       -       38,989            -            -
                                        ----------   ----------   ----------   ----------

                                        $  159,209   $1,224,151   $   64,599   $   93,955
                                        ==========   ==========   ==========   ==========
1994
Industrial                 $  963,446   $   89,281   $  517,383   $   30,141   $   25,682
Automotive                    514,273       46,841      227,115       18,215       18,725
Aerospace                     316,976       28,114      178,216       11,727        8,533
                           ----------   ----------   ----------   ----------   ----------
                           $1,794,695      164,236      922,714       60,083       52,940
                           ==========
Corporate                                  (23,167)      41,488        1,988        2,214
Investments in
affiliates                                       -       36,832            -            -
                                        ----------   ----------   ----------   ----------
                                        $  141,069   $1,001,034   $   62,071   $   55,154
                                        ==========   ==========   ==========   ==========

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - NON-U.S. OPERATIONS

U.S. sales include export sales to unaffiliated non-U.S. customers of $186,132, $150,212 and $133,769 in 1996, 1995 and 1994, respectively.
Currency exchange losses charged to Other income (expenses) - net amounted to $2,846, $1,849 and $7,834 in 1996, 1995 and 1994, respectively.

The following summary of financial data pertains to the Company and its non-U.S. operations. The geographic groupings of non-U.S. operations have been based on similarities of business environments and geographic proximity.


                             United                             Elimina-    Consoli-
                             States      Europe       Other      tions       dated
                            ---------   ---------   ---------   ---------   ---------
1996
Net sales                   $1,291,535  $  626,411  $  114,969  $       -   $2,032,915
Operating income               123,703      51,432       1,440          -      176,575
Identifiable assets            923,037     346,301     212,363    194,407    1,287,294
Total assets                   925,230     346,301     212,363    194,407    1,289,487
Total liabilities              802,054      59,786      13,075     31,844      843,071

1995
Net sales                   $1,175,509  $  592,799  $  115,705  $        -  $1,884,013
Operating income               111,029      35,707      12,473           -     159,209
Identifiable assets            846,075     361,508     145,971     168,392   1,185,162
Total assets                   885,064     361,508     145,971     168,392   1,224,151
Total liabilities              753,749      69,708      10,795      10,973     823,279

1994
Net sales                   $1,164,914  $  518,785  $  110,996  $        -  $1,794,695
Operating income               102,066      24,738      14,265           -     141,069
Identifiable assets            655,172     325,400     146,259     162,629     964,202
Total assets                   692,004     325,400     146,259     162,629   1,001,034
Total liabilities              594,116      89,236       5,503       7,867     680,988



NOTES TO FINANCIAL STATEMENTS

NOTE 14 - OTHER INFORMATION
                                                        1996        1995
                                                     ----------  ----------
Receivables
Receivables                                          $ 358,744   $ 305,387
Less allowance for doubtful accounts                    16,032      13,241
                                                     ---------   ---------
                                                     $ 342,712   $ 292,146
                                                     =========   =========
Inventories
In-process and finished products                     $ 202,214   $ 215,365
Raw materials and manufacturing supplies                59,955      53,919
                                                     ---------   ---------
                                                     $ 262,169   $ 269,284
                                                     =========   =========

Other Current Assets
Deferred income taxes                                $     837   $   1,784
Prepaid expenses and other current assets               44,435      37,005
                                                     ---------   ---------
                                                     $  45,272   $  38,789
                                                     =========   =========

Plants and Properties - at Cost
Land and improvements                                $  22,543   $  22,877
Buildings                                              205,948     202,940
Machinery and equipment                                718,289     686,789
Construction in progress                                50,570      46,680
                                                     ---------   ---------
                                                     $ 997,350   $ 959,286
                                                     =========   =========

Other Assets
Goodwill, net of accumulated amortization of $9,509
  and $7,142 in 1996 and 1995, respectively          $ 110,005   $  78,036
Investments in and advances to affiliates                2,193      38,989
Deferred income taxes                                   28,189      35,368
Receivables, deposits and other assets                  37,530      29,992
                                                     ---------   ---------
                                                     $ 177,917   $ 182,385
                                                     =========   =========

Notes Payable
Commercial paper                                     $  27,657   $       -
Short-term notes payable to banks                        4,162      33,229
                                                     ---------   ---------
                                                     $  31,819   $  33,229
                                                     =========   =========

Other Accrued Liabilities
Employees' compensation and amounts
  withheld therefrom                                 $ 111,561   $ 102,833
Taxes, other than income taxes                           6,433      12,052
Other accrued liabilities                               70,979      68,774
                                                     ---------   ---------
                                                     $ 188,973   $ 183,659
                                                     =========   =========

INVESTOR INFORMATION


Stock Exchanges

TRINOVA's common stock is traded on the New York, Chicago and Pacific Stock Exchanges, and on the London and Frankfurt Stock Exchanges. Our NYSE ticker symbol is TNV.

TRINOVA's 6% convertible subordinated debentures are listed on the Luxembourg Stock Exchange.


Stock Ownership

On December 31, 1996, there were 9,768 record holders of TRINOVA's common stock. Although exact information is unavailable, TRINOVA estimates there are approximately 7,000 additional beneficial owners, based upon the 1996 proxy solicitation.


Dividend Information

Cash dividends have been paid without interruption on common stock since 1933. The payment of dividends is subject to restrictions described in Note 5 of Notes to Financial Statements.


Quarterly Common Stock Information

                              1996                            1995

Quarter Ended      High      Low        Close      High      Low      Close

March 31           32.75     27.25      31.88      31.13     23.50    30.63
June 30            36.00     31.25      33.38      35.50     30.00    35.00
September 30       33.75     27.88      31.63      38.75     31.75    33.75
December 31        37.13     29.00      36.38      33.75     26.38    28.63


Dividend Payments per Share of Common Stock

                              1996                  1995

March                        $  .20                $  .18
June                            .20                   .18
September                       .20                   .18
December                        .20                   .18
                             $  .80                $  .72