Form 10-K405, Exhibit 13
period 1997-12-31
AEROQUIP-VICKERS INC
filed 1998-03-24
CIK 59198

                                                                    EXHIBIT (13)


                           PORTIONS OF THE 1997 ANNUAL
                             REPORT TO SHAREHOLDERS

5-Year Summary of Selected Financial Data
Years Ended December 31 (1997-1993)
(Dollars in millions, except per share data)



                                  1997          1996          1995         1994           1993
                               ---------     ---------     ---------     ---------     ---------
  Net sales                    $ 2,112.3     $ 2,032.9     $ 1,884.0     $ 1,794.7     $ 1,643.8
  Income before cumulative
    effect adjustment             100.9a        102.7b          94.9          65.9         10.5c
  Net income (loss)                100.9         102.7          94.9          65.9         (59.7)
  Income (loss) per share:
    Basic:
     Before cumulative
     effect adjustment              3.60          3.62          3.29          2.29           .37
     Net income (loss)              3.60          3.62          3.29          2.29         (2.11)
    Diluted:
     Before cumulative
     effect adjustment             3.51a         3.51b          3.20          2.26          .37c
     Net income (loss)              3.51          3.51          3.20          2.26         (2.11)
  Total assets                   1,376.6       1,289.5       1,224.2       1,001.0         972.2
  Long-term debt                   256.7         257.7         302.4         234.9         246.2
  Cash dividends per
    common share                     .80           .80           .72           .68           .68

(a)    Includes a special charge of $30 million ($18.5 million net, or diluted net income per share of $.63) to exit the Company's automotive interior plastics business.

(b)    Includes a combined net gain from sale of unconsolidated affiliates of $5 million (diluted net income per share of $.16) and a credit for settlement of claims for prior years' research and development tax credits of $4 million (diluted net income per share of $.13).

(c)    Includes a special charge for severance and other personnel-related costs amounting to $26 million ($18.2 million net, or diluted net income per share of $.64) and a provision for unsuccessfully contested prior years' value-added taxes in Brazil amounting to $7 million ($4.7 million net, or diluted net income per share of $.17).

FINANCIAL REVIEW AND ANALYSIS OF OPERATIONS

Results of Operations
1997 Compared with 1996

The following data provide highlights for the year 1997 compared with the year 1996.


                                   Year Ended December 31              Percent
(dollars in thousands,           --------------------------            Increase
except per share data)              1997             1996             (Decrease)
                                 ----------      ----------           -----------
CONSOLIDATED
Net sales                        $2,112,293      $2,032,915               3.9%
Manufacturing income                557,625         512,179               8.9
Manufacturing margin                   26.4%           25.2%
Operating income                    191,640  (a)    176,575               8.5
Operating margin                        9.1% (a)        8.7%
Net income                          100,853  (a)    102,721 (b)          (1.8)
Net income per share
  Basic                                3.60  (a)       3.62 (b)           (.6)
  Diluted                              3.51  (a)       3.51 (b)           -

INDUSTRIAL
Net sales                         1,170,192       1,138,501               2.8
Operating income                    107,032         105,703               1.3
Operating margin                        9.1%            9.3%
Order intake                      1,226,494       1,135,852               8.0
Order backlog at December 31        232,731         184,865              25.9

AUTOMOTIVE
Net sales                           454,096         503,781              (9.9)
Operating income                     19,019  (a)     35,082             (45.8)
Operating margin                        4.2% (a)        7.0%

AEROSPACE
Net sales                           488,005         390,633              24.9
Operating income                     90,006          59,637              50.9
Operating margin                       18.4%           15.3%
Order intake                        530,511         431,460              23.0
Order backlog at December 31        379,224         340,957              11.2

(a) After deducting a special charge of $30 million ($18.5 million net, or basic and diluted net income per share of $.66 and $.63, respectively).
(b) Includes a net gain from sales of affiliates amounting to $17.3 million ($5 million net, or basic and diluted net income per share of $.18 and $.16, respectively) and an income tax credit of $4 million (basic and diluted net income per share of $.14 and $.13, respectively).

Consolidated net sales in 1997 of $2.11 billion were a record for the Company and were $79.4 million, or 3.9%, greater than in 1996. Sales for the industrial and aerospace segments increased 2.8% and 24.9%, respectively, but automotive segment sales declined 9.9%. The sales decline for the automotive segment was due to the sale or closure of certain interior plastics plants. Sales for these facilities that were sold or closed in 1997 were $67 million in 1997 and $132 million in 1996. Exclusive of sales in both years for the divestitures, consolidated net sales would have increased 7.6%. The divestiture is discussed more specifically later. Companies acquired in 1996 generated 1997 sales during the period for which there were no comparable 1996 sales totaling approximately $41.9 million. Including the results of acquisitions, U.S. sales increased $64.5 million, or 5%, and non-U.S. sales increased $14.9 million, or 2%. Changes in currency exchange rates reduced non-U.S. sales, principally in the automotive segment, by more than $44 million.

Industrial segment sales for 1997 of $1.17 billion were also a record and were up $31.7 million, or 2.8%, over 1996. U.S. industrial sales increased $31.3 million, or 4.1%. U.S. sales to mobile equipment, truck and bus, and stationary industrial machinery markets remained strong, although sales were hindered by capacity constraints and delivery performance at a major pump manufacturing facility. The Company has a new pump manufacturing facility that will be coming into full production in 1998 that will relieve this production constraint. Sales of residential air conditioning components were down in 1997 due to unseasonably cool spring and summer temperatures. European industrial sales declined $16.8 million, or 6.3%, from 1996, principally the result of the effects of currency exchange rate changes. Industrial sales in Asia-Pacific and Brazil collectively increased $17.2 million, or 15%, over 1996. Industrial order intake of $1.23 billion increased $90.6 million, or 8%, over 1996 and was a record for the third consecutive year. Industrial order backlog at December 31, 1997, of $232.7 million was an all-time high, and was $47.9 million, or 25.9%, higher than at December 31, 1996.

Automotive segment sales for 1997 declined $49.7 million, or 9.9%, from 1996. As part of its strategy to focus on fluid connectors (hose and attached fittings) in its automotive business, the Company announced in the 1997 first quarter its plans to exit the automotive interior plastics business. The Company sold or closed eight facilities during 1997 that had combined sales of approximately $67 million in 1997 and $132 million in 1996. Automotive fluid connector sales increased $13.5 million, or 5.3%, over 1996. This sales growth was recognized principally in European markets and was after the effects of changes in currency exchange rates which reduced European automotive sales by nearly $28 million.

Aerospace sales amounting to $488 million also set an all-time high and were $97.4 million, or 24.9%, over sales in 1996. $33.8 million of this increase resulted from sales generated by a business acquired in the 1996 fourth quarter. U.S. sales increased $88.3 million, or 26.7%, and non-U.S. sales increased $9.1 million, or 15.1%. 1997 sales reflected strong increases over 1996 in sales to commercial OEM and aftermarket customers and to the military aftermarket. Sales for military original equipment applications declined from the 1996 level. Aerospace order intake of $530.5 million also set a record and was $99.1 million, or 23%, higher than 1996 orders. Order backlog at $379.2 million was $38.3 million, or 11.2%, over the December 31, 1996, backlog.

Consolidated manufacturing income increased $45.4 million, or 8.9%, over 1996. Manufacturing margin improved from 25.2% in 1996 to 26.4% in 1997. Manufacturing income and margin for the industrial segment declined slightly from the prior year, principally due to manufacturing performance issues at a major pump manufacturing facility, reduced volume for air conditioning components and the effects of currency exchange rate changes in Europe. Exclusive of the special charge, manufacturing income and margin for the automotive segment improved substantially over the prior year, reflecting the positive effects of divestiture of the automotive interior plastics facilities. Manufacturing margins for the remainder of the automotive segment, principally fluid connectors, have traditionally surpassed those in the interior plastics business. Manufacturing income and margin for the aerospace segment improved over that of the prior year, principally due to the substantial increase in sales volume.

In conjunction with its plans to exit the automotive interior plastics business, in the 1997 first quarter the Company recorded a special charge of $30 million, comprised principally of severance, lease termination and asset disposition costs. A significant portion of this charge related to exiting operations in Germany. The sale or closure of these facilities resulted in a reduction of approximately 1,500 employees from the Company's workforce. The planned actions to which this special charge relates were substantially completed during 1997. After exiting this business, the Company's primary automotive focus is now fluid connectors. Automotive fluid connectors, used for conveying fluids in air conditioning, power steering and oil cooling systems in cars, light trucks, vans and sport utility vehicles, is a business that utilizes technologies and processes developed from Aeroquip's industrial fluid power expertise.

Selling and general administrative and engineering, research and development expenses were nearly the same as in 1996 but as a percent of sales were 15.9% in 1997 compared with 16.5% in 1996. Selling and general administrative expenses in Europe were substantially lower in 1997 as a result of organizational realignments and continuing process improvements. Such costs, however, were higher in Asia-Pacific due to the expansion of operations in the region and also higher in the U.S., particularly the aerospace segment, due to significantly higher levels of business activity in 1997. Selling and general administrative expenses for the automotive segment were lower in 1997 due to disposition of the interior plastics business.

On April 11, 1997, the Company announced that it had entered into a joint-venture and global product and technology alliance with Komatsu Ltd., a world leader in the construction equipment market. This agreement is intended to extend the Company's product offering into the Japanese mobile equipment market and to provide opportunities for the development of new products for mobile equipment customers. This agreement will also enable the Company to sell the full range of hydraulic products of Komatsu and Komatsu Zenoah under the Vickers brand name on a worldwide basis through the Vickers global sales network. Risk factors associated with these forward-looking statements include, among other things, the acceptance of the Company's and Komatsu's products in expanding markets, the ability to cost-effectively develop new products, imposition of expanded barriers to trade and continued cooperation by the parties under terms of the alliance. The Company also entered into a joint-venture agreement with Sturman Industries for development of integrated digital electrohydraulic systems.

Interest expense for 1997 was $1.4 million higher than in 1996. The increase was primarily attributable to a higher interest rate on long-term debt that was issued in 1996. Other income (expense) - net for 1996 included a gain of $17.3 million resulting from the sales of investments in unconsolidated affiliates.

In the 1997 fourth quarter, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." This Statement prescribes the disclosure of two earnings per share amounts - basic and diluted. The difference between the two earnings per share amounts is the effect of potentially dilutive securities outstanding. The effect for Aeroquip-Vickers was $.09 in 1997 and was attributable to convertible debt and stock options. Since the Company redeemed its outstanding convertible debt in 1997, this earnings per share differential will be less in future periods as evidenced by the fact that the earnings per share difference in the 1997 fourth quarter was only $.01.
In accordance with provisions of the Statement, all prior-period earnings per share data were restated.

Net income for 1997 amounted to $100.9 million. Basic and diluted net income per share was $3.60 and $3.51, respectively. 1997 net income and net income per share included the special charge to exit the automotive interior plastics business amounting to $18.5 million net, or basic and diluted net income per share of $.66 and $.63, respectively. These amounts compare with 1996 net income of $102.7 million and basic and diluted net income per share of $3.62 and $3.51, respectively. Net income for 1996 included a net gain of $5 million (basic and diluted net income per share of $.18 and $.16, respectively) from the sale of unconsolidated affiliates and a credit for settlement of claims for prior years' research and development tax credits of $4 million (basic and diluted net income per share of $.14 and $.13, respectively). The income tax provision for 1997 included a credit of $11.5 million related to the special charge to exit the automotive interior plastics business. Exclusive of this item, the effective income tax rate for 1997 was 33% and compares with the 1996 effective income tax rate of 31.1% before special items.

1996 COMPARED WITH 1995

The following data provide highlights for the year 1996 compared with the year 1995.

                                   Year Ended December 31              Percent
(dollars in thousands,           --------------------------            Increase
except per share data)              1996             1995             (Decrease)
                                 ----------      ----------           -----------
CONSOLIDATED
Net sales                         $2,032,915     $1,884,013               7.9%
Manufacturing income                 512,179        476,343               7.5
Manufacturing margin                   25.2%          25.3%
Operating income                     176,575        159,209              10.9
Operating margin                        8.7%           8.5%
Net income                           102,721 (a)     94,896               8.2
Net income per share
  Basic                                 3.62 (a)       3.29              10.0
  Diluted                               3.51 (a)       3.20               9.7

INDUSTRIAL
Net sales                          1,138,501      1,051,106               8.3
Operating income                     105,703        121,962             (13.3)
Operating margin                        9.3%          11.6%
Order intake                       1,135,852      1,061,553               7.0
Order backlog at December 31         184,865        201,460              (8.2)

AUTOMOTIVE
Net sales                            503,781        494,016               2.0
Operating income                      35,082         24,107              45.5
Operating margin                        7.0%           4.9%

AEROSPACE
Net sales                            390,633        338,891              15.3
Operating income                      59,637         38,631              54.4
Operating margin                       15.3%          11.4%
Order intake                         431,460        327,827              31.6
Order backlog at December 31         340,957        266,423              28.0

(a) Includes a net gain from sales of affiliates amounting to $17.3 million ($5 million net, or basic and diluted net income per share of $.18 and $.16, respectively) and an income tax credit of $4 million (basic and diluted net income per share of $.14 and $.13, respectively).

Consolidated net sales in 1996 of $2.03 billion were $148.9 million, or 7.9%, greater than in 1995. Sales for the industrial, automotive and aerospace segments increased 8.3%, 2.0% and 15.3%, respectively. Businesses acquired in the 1995 fourth quarter and during 1996 generated 1996 sales of nearly $119 million, principally in the industrial segment. Including the results of these acquisitions, U.S. sales increased $116 million, or 9.9%, and non-U.S. sales increased $32.9 million, or 4.6%. Changes in currency exchange rates reduced non-U.S. sales by nearly $17 million.

Industrial segment sales for 1996 of $1.14 billion were $87.4 million, or 8.3%, greater than in 1995. Industrial segment sales for 1996 included full-year sales for Vickers Electronic Systems acquired in December 1995, and for Summa Manufacturing Company since its acquisition in June 1996. U.S. industrial sales increased $88 million, or 13.1%, over 1995. Industrial operations in Asia-Pacific continued to expand, contributing to a 1996 sales increase of nearly 8% over 1995. Sales in Europe were flat compared with 1995, and sales in Brazil declined 19.3%. Order intake increased 7% over 1995. Order backlog at December 31, 1996, was $184.9 million.

Automotive segment sales for 1996 of $503.8 million increased $9.8 million, or 2%, over 1995. U.S. automotive sales were $16.8 million, or 7.6%, lower than in 1995, principally the result of concluding a number of automotive platform programs with U.S. car manufacturers in the latter half of 1995. As a result, following the closing of two automotive plastics plants in 1995, a third plastics plant was closed in 1996. European automotive sales increased $26.6 million, or 9.7%, despite the unfavorable effects of changes in currency exchange rates. The increased European volume was driven by higher sales of fluid connectors for use in autos and light trucks. During the year, the Company announced that its automotive segment had won new fluid connectors business that is expected to generate sales in Europe and the U.S. totaling nearly $800 million over several years beginning in 1997 and continuing through the year 2002. Inasmuch as this announcement constitutes a forward-looking statement, it is important to bear in mind that the value of this new business is based on customers' anticipated production of the new models, the expected level of consumer acceptance and the expected increase in worldwide demand for automotive power steering and air conditioning systems.

Aerospace segment sales for 1996 of $390.6 million represented a $51.7 million, or 15.3%, increase over 1995. U.S. sales increased 15.7% and European sales increased 12.8%, reflecting continued strength across all original equipment and aftermarket sectors. 1996 sales included full-year sales for two small acquisitions that were completed in late 1995 and sales since acquisition for the Electrical Engineering & Manufacturing Company that was acquired in early December 1996. Aerospace order intake of $431.5 million represented a 31.6% increase over 1995 order intake, and order backlog increased to $341 million, which was 28% higher than at December 31, 1995.

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

Interest expense for 1996 was $6.6 million higher than in 1995. The increase was attributable to higher average debt levels during 1996, principally the result of acquisitions. In the 1996 second quarter, the Company sold its 35% interest in Yokohama Aeroquip K.K., and its 49% interest in Aeroquip Mexicana S.A. The two transactions resulted in a combined pretax gain of $17.3 million reported in Other income (expense) - net in the Statement of Income. The combined pretax gain included net translation gains of $6.4 million previously deferred in the currency translation component of equity. The Company expects that the sales of its interests in the two unconsolidated affiliates will stimulate growth in its industrial markets in Mexico and the Asia-Pacific region.

Net income for 1996 amounted to $102.7 million and diluted net income per share of $3.51 compared with net income of $94.9 million, or diluted net income per share of $3.20, in 1995. Net income for 1996 included a net gain of $5 million, or diluted net income per share of $.16, from the sale of unconsolidated affiliates and a credit for settlement of claims for prior years' research and development tax credits of $4 million, or diluted net income per share of $.13. Exclusive of these items, the effective income tax rate for 1996 was 31.1%, compared with 26% in 1995. The 26% effective income tax rate for 1995 reflected, among other things, the utilization of tax loss carryforwards outside the U.S. for which deferred tax valuation allowances had previously been provided.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Cash provided by operating activities in 1997 amounted to $137.7 million, compared with $125.8 million in 1996. Working capital requirements for 1997 included $31.1 million to finance a higher level of receivables and $47.2 million for growth in inventories. These cash requirements were partially offset by lower cash requirements for payables and income taxes.

In 1997, the Company received $43.4 million from the sales of its automotive interior plastics facilities. In 1996, the Company received $40.3 million from the sales of its joint ventures in Japan and Mexico and an injection-molding plastics products facility. Also during 1996, the Company completed two business acquisitions. The adjusted aggregate purchase prices for these business acquisitions amounted to $42.5 million.

Capital expenditures totaled $139.8 million in 1997. This represents the highest capital expenditure level in the Company's history and includes more than $23 million to bring a new state-of-the-art pump manufacturing facility on line, as well as other expenditures for capacity expansion and equipment modernization and replacement. An increase in spending is projected for 1998 in support of the Company's growth initiatives and continued manufacturing process improvements. Quarterly dividend payments were $.20 per share in 1997, or $.80 per share for the year. In January 1998, the Company's Board of Directors approved a first-quarter 1998 dividend of $.22 per share.

During 1997, the Company's Board of Directors authorized a program to purchase up to $100 million of the Company's outstanding common stock and, in 1997, the Company purchased 496,100 shares at a cost of $21.6 million under this and a prior Board of Directors authorization. At December 31, 1997, $80.7 million of additional common stock may be purchased under the current authorization. The Company may make further purchases during 1998, but is not committed to purchase a specific number of shares.

In 1997, the Company established a Medium Term Note program and subsequently issued debt in the amount of $100 million with interest rates from 6.61% to 7.58% and with various maturities to 2012. The remaining borrowing capacity at December 31, 1997 under provisions of current shelf registration statements for the Medium Term Note program was $250 million. The Company also maintains a revolving credit agreement with a consortium of U.S. and non-U.S. banks expiring in 2001 under which the Company may borrow up to $175 million. The agreement is intended to support the Company's commercial paper borrowings and, to the extent not so utilized, provide domestic borrowing capacity. The remaining borrowing capacity under this agreement at December 31, 1997, was $138.8 million. In addition to this agreement, the Company has uncommitted arrangements with various banks to provide short-term financing as necessary.

In June 1997, the Company called its 6% convertible subordinated debentures for redemption. The debentures, which were due to mature on October 15, 2002, were convertible into common shares of the Company at a conversion price of $52.50 per share. Prior to the July 1997 redemption date, debentures in the amount of $3.7 million were converted into 70,950 shares of common stock. In December 1997, the Company called its 9.55% senior sinking fund debentures for redemption on February 3, 1998. Proceeds from additional borrowings in 1998 under the Medium Term Note program will be used to redeem the debentures. The pretax loss from redemption of the debentures amounting to approximately $2.5 million will be recognized in the 1998 first quarter.

The Company expects that cash flow from operating activities and remaining available credit lines will be sufficient to meet normal operating requirements including payment of debt obligations maturing in the near term, planned acquisitions and planned capital expenditures.

In 1997, the Company expanded the objectives of its foreign exchange risk management program. The revised policy focuses on, among other things, mitigating the exchange risk of certain forecasted and recorded transactions. In line with policy guidelines, the Company will use forward exchange contracts and currency options to manage certain of these exposures. In December 1997, the Company entered into currency option contracts to hedge certain forecasted monthly purchases and sales transactions denominated in currencies other than the functional currencies of the originating locations that otherwise would expose the Company to foreign currency exchange rate risk. The Company also expanded its use of forward exchange contracts to hedge the effects of changes in exchange rates on certain recorded receivables and payables denominated in currencies other than the functional currencies of the originating locations. Forward exchange and option contracts are entered into with major commercial banks with high credit ratings. Forward exchange contracts and options are not held for trading or speculative purposes and the Company is not a party to any leveraged derivatives. The terms of contracts in place at December 31, 1997, are one year or less.

The Company or certain of its subsidiaries have been named parties to various lawsuits, claims and proceedings, including being named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar regulations with respect to certain sites, as well as other product liability, tort and contract claims and lawsuits which have arisen in the ordinary course of the Company's business. While the ultimate outcome of the various lawsuits, claims and proceedings, including PRP designations and other environmental matters, cannot now be predicted, the Company believes that costs, in excess of amounts provided or covered by insurance as it relates to litigation, arising out of these matters, will not have a material adverse effect on the Company's consolidated financial position.

The Company is in the process of assessing and taking actions to correct problems caused by the inability of certain of its information systems to properly process transactions using dates in the Year 2000 and beyond, or to operate at the turn of the century. The Year 2000 Issue is faced by virtually all manufacturing and services companies that use computer systems to support business operations and that incorporate computer systems in their products. In 1997, the Company's Information Technology leadership team prepared an assessment of the Year 2000 Issue exposure in each operating unit within the Corporate entity. During 1998, the Company will continue its efforts to assure completion of system testing and auditing in a timely and effective manner.

The Company is also developing responses to customer inquiries relative to its Year 2000 readiness, and assessing readiness of its supplier base. From a cost perspective, the Company has budgeted the necessary funds to address Year 2000 Issue related projects. The incremental cost of compliance is anticipated to be relatively low as both Aeroquip and Vickers are in the process of replacing existing systems with packaged software which is date compliant. These systems replacement projects have been undertaken to optimize business operations and have been incorporated into the capital budgets of the Company. Risk factors which may affect the Company's ability to meet its implementation schedule to process transactions and operate efficiently in the Year 2000 and beyond include, but are not necessarily limited to availability of date compliant software from vendors; availability of necessary resources, both internal and external, to install new purchased software or reprogram existing software and complete the necessary testing; and readiness of customers, vendors and service providers to operate in the Year 2000.

Portions of the narrative set forth in this Financial Review and Analysis of Operations, which are not historical in nature, are forward-looking statements. The Company's actual performance may differ from that contemplated by the forward-looking statements as a result of a variety of factors, which include, in addition to those mentioned elsewhere herein, the condition of the economy, the condition of the markets that the Company serves and the success of the Company's strategic plans and contemplated capital investments.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996.



                                                                  1997
                             -----------------------------------------------------------------------------
                                                       Three Months Ended
                             -----------------------------------------------------------------         Year Ended
                                   Mar 31            Jun 30           Sep 30            Dec 31           Dec 31
                                  -------           -------          -------         ----------        ----------
                                         (In thousands, except per share data)

Net sales                       $ 538,426         $ 556,278        $ 494,777         $ 522,812         $2,112,293
Manufacturing income              132,475           147,037          134,406           143,707            557,625
Net income                          5,694            33,630           30,104            31,425            100,853
Net income per share
Basic                                 .20              1.20             1.07              1.12               3.60
Diluted                               .20              1.15             1.05              1.11               3.51
Average shares outstanding
Basic                              27,974            27,948           28,153            28,150             28,050
Diluted                            28,116            30,020           29,036            28,372             29,369



                                                                      1996
                             -----------------------------------------------------------------------------
                                                       Three Months Ended
                             -----------------------------------------------------------------         Year Ended
                                   Mar 31            Jun 30           Sep 30            Dec 31           Dec 31
                                  -------           -------          -------         ----------        ----------
                                         (In thousands, except per share data)

Net sales                       $  512,113        $  517,924       $  492,983        $  509,895         $2,032,915
Manufacturing income               126,257           133,909          122,854           129,159            512,179
Net income                          24,415            33,060           20,757            24,489            102,721
Net income per share
Basic                                  .85              1.16              .73               .88               3.62
Diluted                                .83              1.11              .72               .85               3.51
Average shares outstanding
Basic                               28,755            28,551           28,286            27,949             28,384
Diluted                             30,689            30,516           30,228            29,914             30,335

(a) The 1996 and first three quarters of 1997 net income per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share." For purposes of computing diluted net income per share, the assumed conversion of the Company's 6% convertible debentures was included in average shares outstanding as follows: 1,904,762 shares for each of the 1996 periods and the 1997 second quarter; 627,667 shares in the 1997 third quarter; and 1,109,298 shares for the year 1997. Net income was increased for the after-tax equivalent of interest expense on the convertible debentures.
(b) The 1997 first quarter included a special charge of $30 million ($18.5 million net, or diluted net income per share of $.66 [$.63 for the year]) to exit the Company's automotive interior plastics business.
(c) In the 1997 third quarter, the annual effective income tax rate was reduced. The cumulative year-to-date adjustment increased third-quarter net income by $1.3 million, or diluted net income per share of $.05.
(d) The 1997 fourth quarter included income amounting to $4.3 million ($2.6 million net, or diluted net income per share of $.09) from recovery of previously incurred development and pre-production costs with an aerospace customer arising from the termination of a component design and production supply contract, reduced by a charge of $2.6 million ($1.6 million net, or diluted net income per share of $.05) to recognize a product liability claim from an industrial customer for a unique product that is no longer manufactured.
(e) The income tax provision for the 1996 first quarter included a credit for settlement of claims for prior years' research and development credits of $4 million, or diluted net income per share of $.13.
(f) The 1996 second quarter included a combined net gain from sale of unconsolidated affiliates amounting to $5 million, or diluted net income per share of $.16.
(g) In the 1996 fourth quarter, the annual effective income tax rate was reduced. The cumulative year-to-date adjustment increased fourth-quarter net income by $1.9 million, or diluted net income per share of $.06.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS





Shareholders and Board of Directors
Aeroquip-Vickers, Inc.


We have audited the accompanying statement of financial position of Aeroquip-Vickers, Inc. (name changed from TRINOVA Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aeroquip-Vickers, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






                                                 /S/ ERNST & YOUNG LLP
                                                 ------------------------------





Toledo, Ohio
January 21, 1998

STATEMENT OF INCOME
Years ended December 31, 1997, 1996 and 1995
(In thousands, except per share data)


                                                      1997                 1996                  1995
                                                    --------             --------              --------

Net sales                                         $2,112,293            $2,032,915            $1,884,013
Cost of products sold                              1,554,668             1,520,736             1,407,670
                                                  ----------            ----------            ----------
MANUFACTURING INCOME                                 557,625               512,179               476,343

Selling and general administrative
  expenses                                           263,824               260,712               254,141
Engineering, research and development
  expenses                                            72,161                74,892                62,993
Special charge                                        30,000                    --                    --
                                                  ----------            ----------            ----------
OPERATING INCOME                                     191,640               176,575               159,209

Interest expense                                     (27,171)              (25,813)              (19,199)
Other income (expense) - net                         (16,316)                2,659               (11,814)
                                                  ----------            ----------            ----------

INCOME BEFORE INCOME TAXES                           148,153               153,421               128,196
Income taxes                                          47,300                50,700                33,300
                                                  ----------            ----------            ----------
NET INCOME                                        $  100,853            $  102,721            $   94,896
                                                  ==========            ==========            ==========

NET INCOME PER SHARE
Basic                                             $     3.60            $     3.62            $     3.29
                                                  ==========            ==========            ==========
Diluted                                           $     3.51            $     3.51            $     3.20
                                                  ==========            ==========            ==========






The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF FINANCIAL POSITION
December 31, 1997 and 1996
(Dollars in thousands, except per share data)

                                                          1997                  1996
                                                      ------------          ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                             $    18,736           $    23,934
Receivables                                               348,822               342,712
Inventories                                               294,767               262,169
Other current assets                                       49,323                45,272
                                                      -----------           -----------
TOTAL CURRENT ASSETS                                      711,648               674,087

Plants and properties                                     993,002               997,350
Less accumulated depreciation                             518,860               559,867
                                                      -----------           -----------
                                                          474,142               437,483
Other assets                                              190,806               177,917
                                                      -----------           -----------
TOTAL ASSETS                                          $ 1,376,596           $ 1,289,487
                                                      ===========           ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                         $    84,044           $    31,819
Accounts payable                                          111,800               106,205
Income taxes                                               30,496                21,150
Other accrued liabilities                                 212,800               188,973
Current maturities of long-term debt                        1,857                76,809
                                                      -----------           -----------
TOTAL CURRENT LIABILITIES                                 440,997               424,956

Long-term debt                                            256,707               257,727
Postretirement benefits other than pensions               122,272               121,793
Other liabilities                                          46,421                38,595

SHAREHOLDERS' EQUITY
Common stock - par value $5 a share
Authorized - 100,000,000 shares
Outstanding - 28,064,981 and
27,912,077 shares, respectively
(after deducting 6,215,865 and
6,297,819 shares, respectively, in treasury)              140,325               139,559
Additional paid-in capital                                 41,288                20,675
Retained earnings                                         366,676               307,398
Currency translation adjustments                          (38,090)              (21,216)
                                                      -----------           -----------
TOTAL SHAREHOLDERS' EQUITY                                510,199               446,416
                                                      -----------           -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 1,376,596           $ 1,289,487
                                                      ===========           ===========






The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CASH FLOWS
Years ended December 31, 1997, 1996 and 1995
(In thousands)


                                                      1997             1996             1995
                                                   -----------      -----------      -----------
OPERATING ACTIVITIES
Net income                                         $   100,853      $   102,721      $    94,896
Adjustments to reconcile net income
to net cash provided by operating activities:
Special charge                                          30,000               --               --
Depreciation                                            66,562           68,684           63,697
Amortization                                             6,639            4,789              902
Gain on sales of affiliates                                 --          (17,300)              --
Dividends received from affiliates                          --            9,932               39
Deferred income taxes                                     (467)          11,997           (7,051)
Changes in certain assets and liabilities,
excluding effects from special charge,
acquisitions and dispositions
-Receivables                                           (31,073)         (44,783)         (38,820)
-Inventories                                           (47,215)          10,656          (28,693)
-Accounts payable                                       19,018              (75)           1,483
-Income taxes                                           15,969          (15,929)          15,216
-Other assets, payables and accruals                    (9,354)          (5,991)          27,001
Restructuring payments - net                           (16,666)             810           (7,104)
Other                                                    3,418              274           (4,781)
                                                   -----------      -----------      -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES              137,684          125,785          116,785

INVESTING ACTIVITIES
Capital expenditures                                  (139,811)         (90,626)         (93,955)
Businesses acquired                                         --          (42,540)        (113,841)
Sales of businesses and affiliates                      43,381           40,261               --
Other                                                    1,561            1,483              697
                                                   -----------      -----------      -----------
NET CASH USED BY INVESTING ACTIVITIES                  (94,869)         (91,422)        (207,099)

FINANCING ACTIVITIES
Cash dividends                                         (22,465)         (22,705)         (20,800)
Increase (decrease) in notes payable                    50,866           (1,444)          30,776
Long-term borrowings                                   100,000          107,145           75,886
Repayments of long-term borrowings                    (172,669)         (77,465)          (9,041)
Purchases of common stock                              (21,590)         (32,213)          (5,473)
Stock issuance under stock plans                        20,133            3,287            6,087
Other                                                     (924)          (2,440)              --
                                                   -----------      -----------      -----------
NET CASH (USED) PROVIDED
BY FINANCING ACTIVITIES                                (46,649)         (25,835)          77,435

Effect of exchange rate changes on
  cash and cash equivalents                             (1,364)            (780)           1,137
                                                   -----------      -----------      -----------
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                    (5,198)           7,748          (11,742)

Cash and cash equivalents at beginning of year          23,934           16,186           27,928
                                                   -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR           $    18,736      $    23,934      $    16,186
                                                   ===========      ===========      ===========

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1997, 1996 and 1995
(Dollars in thousands, except per share data)


                                                                            Additional                              Currency
                                                           Common             Paid-In            Retained          Translation
                                                            Stock             Capital            Earnings          Adjustments
                                                          ---------         -----------          --------          -----------

BALANCE AT JANUARY 1, 1995                               $ 143,979          $  12,511          $ 184,930           $ (21,374)

Net income                                                                                        94,896
Cash dividends paid ($.72 a share)                                                               (20,800)
Issuance of 215,478 shares, net of
shares exchanged, under stock plans                          1,077              5,422
Purchase of 186,200 treasury shares                           (931)                               (4,542)
Translation adjustments - net                                                                                          5,704
                                                         ---------          ---------          ---------           ---------
BALANCE AT DECEMBER 31, 1995                               144,125             17,933            254,484             (15,670)

Net income                                                                                       102,721
Cash dividends paid ($.80 a share)                                                               (22,705)
Issuance of 108,990 shares, net of
shares exchanged, under stock plans                            545              2,742
Purchase of 1,022,100 treasury shares                       (5,111)                              (27,102)
Translation adjustments - net                                                                                         (5,546)
                                                         ---------          ---------          ---------           ---------
BALANCE AT DECEMBER 31, 1996                               139,559             20,675            307,398             (21,216)

Net income                                                                                       100,853
Cash dividends paid ($.80 a share)                                                               (22,465)
Issuance of 578,054 shares, net of
shares exchanged, under stock plans                          2,891             17,242
Issuance of 70,950 shares upon
conversion of long-term debt                                   355              3,371
Purchase of 496,100 treasury shares                         (2,480)                              (19,110)
Translation adjustments - net                                                                                        (16,874)
                                                         ---------          ---------          ---------           ---------
BALANCE AT DECEMBER 31, 1997                             $ 140,325          $  41,288          $ 366,676           $ (38,090)
                                                         =========          =========          =========           =========






The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 1997
(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Company Name: In 1997, shareholders of the Company approved a change in the Company's name to Aeroquip-Vickers, Inc.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Affiliated companies in which the Company's ownership is 20% to 50% are accounted for by the equity method. All significant intercompany transactions and accounts are eliminated upon consolidation.

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and exercise judgment affecting the reported amounts in the statements of income, financial position and cash flows, including the disclosures in the notes to financial statements. Actual results could differ from those estimates.

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

Plants and Properties: Plants and properties are carried at cost. Depreciation is generally computed by the straight-line method over the estimated useful lives of the respective assets. In general, depreciation is provided at annual rates of 2.5% to 3% on buildings and 8% to 12% on equipment.

Intangibles: Intangible assets are included in Other assets at cost less accumulated amortization and consist principally of goodwill. Goodwill represents the excess of cost over fair value of assets acquired, for which the amortization periods are principally 30 to 40 years using the straight-line method. Other intangibles include software and patents for which the amortization periods range from five to 15 years on a straight-line basis. The carrying amounts for goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. For any long-lived assets that are determined to be impaired, a loss would be recognized for the difference between the carrying value and the fair value for assets to be held.

Life Insurance: The Company's investment in corporate-owned life insurance is recorded net of policy loans. Net life insurance expense, including interest expense of $10,800, $9,150 and $5,278 on policy loans in 1997, 1996 and 1995, respectively, is included in Other income (expense) - net in the Statement of Income.

NOTES TO FINANCIAL STATEMENTS

Accounting Pronouncements: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," in 1997. The Company adopted this accounting standard on December 31, 1997. All prior-period earnings per share data, including quarterly earnings per share, have been restated in accordance with provisions of the Statement. The FASB also issued Statement of Financial Accounting Standards Nos. 130, "Reporting Comprehensive Income," and 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt the provisions of Statement Nos. 130 and 131 in 1998. Statement 130 requires that comprehensive income, which includes net income and other comprehensive income consisting of foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain security investments, be reported as a total in the financial statements. Historically, the Company's only component of other comprehensive income has been foreign currency items. Statement No. 131 requires that operating segment financial information be reported on a basis consistent with the Company's internal reporting that is used for evaluating segment performance and allocating resources. Adoption of Statement Nos. 130 and 131 will have no effect on the Company's consolidated results of operations, financial position or cash flows. However, adoption of Statement No. 131 will affect the disclosure of business segment information.

Stock Options: The Company follows the intrinsic value method of accounting for stock options under Accounting Principles Board Opinion No. 25. When stock options are exercised, common stock is credited for the par value of shares issued; additional paid-in capital is credited for the consideration received in excess of par value and any related income tax benefits.

Derivative Financial Instruments: The Company uses forward exchange contracts and currency options to manage certain foreign exchange exposures. The Company enters into forward exchange contracts to hedge the effects of changes in exchange rates on certain recorded receivables and payables that are denominated in currencies other than the functional currencies of the originating locations. Forward exchange contracts are marked to market with changes in market value recorded in income as foreign exchange gains or losses offsetting the losses or gains on the underlying transactions, i.e., the fair value method. The Company enters into currency option contracts to hedge certain anticipated transactions. These currency option contracts are designated as hedges of certain forecasted monthly purchases and sales transactions that are denominated in currencies other than the functional currencies of the originating locations, that otherwise would expose the Company to foreign currency exchange rate risk. Gains on currency options are included in sales and cost of products sold when realized. Premiums on currency options are deferred and amortized to cost of products sold on a straight-line basis over the life of the contracts. Forward exchange and option contracts are entered into with major commercial banks with high credit ratings. Forward exchange contracts and options are not held for trading or speculative purposes, and the Company is not a party to any leveraged derivatives. The terms of these contracts are generally one year or less.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition: Revenue is recognized when products are shipped to customers.


NOTE 2 - NET INCOME PER SHARE

Following is a reconciliation of income and average shares for purposes of calculating basic and diluted net income per share:

                                                            1997                1996               1995
                                                            ----                ----               ----
Basic Net Income per Share
--------------------------
Net income                                               $  100,853         $  102,721         $   94,896
                                                         ==========         ==========         ==========
Average common shares outstanding                        28,049,749         28,384,089         28,867,936
                                                         ==========         ==========         ==========
Basic Net Income per Share                                    $3.60              $3.62              $3.29
                                                         ==========         ==========         ==========

Diluted Net Income per Share
----------------------------
Net income                                               $  100,853           $102,721           $ 94,896
After-tax equivalent of interest
expense on 6% convertible debentures                          2,192              3,720              3,720
                                                         ----------         ----------         ----------
Income for purposes of computing
diluted net income per share                             $  103,045           $106,441           $ 98,616
                                                         ==========         ==========         ==========

Average common shares outstanding                        28,049,749         28,384,089         28,867,936
Dilutive stock options                                      209,927             46,019             56,742
Assumed conversion of 6%
convertible debentures                                    1,109,298          1,904,762          1,904,762
                                                         ----------         ----------         ----------
Average common shares for purposes
of computing diluted net income
per share                                                29,368,974         30,334,870         30,829,440
                                                         ==========         ==========         ==========

Diluted Net Income per Share                                  $3.51              $3.51              $3.20
                                                         ==========         ==========         ==========

The 6% convertible debentures were redeemed in July 1997 (see Note 7). As a result, the difference between basic and diluted net income per share will diminish in future periods.

NOTES TO FINANCIAL STATEMENTS

Options to purchase an average of 771,000 and 495,615 shares of common stock were outstanding during 1996 and 1995, respectively, that were not included in the computation of diluted net income per share because the option exercise prices were greater than the average market price of common shares and, therefore, the effect would have been anti-dilutive.


NOTE 3 - SPECIAL CHARGE

In 1997, the Company exited its automotive interior plastics business and recorded a special charge of $30,000 ($18,500 net, or diluted net income per share of $.63), comprised principally of severance, lease termination and asset disposition costs. The Company sold or closed eight facilities during 1997 that had combined sales of approximately $67,000, $132,000 and $144,000 in 1997, 1996 and 1995, respectively. The sale or closure of these facilities resulted in a reduction of approximately 1,500 employees from the Company's workforce. The planned actions to which this special charge relates were substantially completed during 1997.


NOTE 4 - ACQUISITIONS

On December 7, 1996, the Company acquired certain assets and liabilities and the business of the Electrical Engineering & Manufacturing Company (EEMCO), a division of DATRON Inc., for $36,345. EEMCO is a designer and manufacturer of actuators, specialty motors and generators, flight control systems, electronic controls and actuation systems for commercial and military aerospace applications. It also provides overhaul and repair services for its products.

In June 1996, the Company acquired all of the issued and outstanding capital stock of Summa Manufacturing Corporation (Summa) for $9,771. Summa is a manufacturer of vane pumps and replacement parts for mobile and industrial applications. Effective December 30, 1995, the Company acquired certain assets and liabilities and the business of the Electronic Systems Division, now Vickers Electronic Systems (VES), from Cincinnati Milacron Inc. for $105,267. VES designs and manufactures computer controls, software and drives used in machine tools and plastics processing equipment. Also in December 1995, the Company acquired certain assets and liabilities and the businesses of two operations serving the aerospace market for an aggregate purchase price of $7,767.

All of the aforementioned acquisitions were accounted for as purchases, and their operations were included in the Statement of Income from their respective acquisition dates. Had these acquisitions occurred as of the beginning of the respective years, the pro forma results of operations giving effect to the acquisitions would not be materially different from the net sales, net income and net income per share presented in the Statement of Income.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - GAIN ON SALE OF UNCONSOLIDATED AFFILIATES

In 1996, the Company sold its 35% interest in Yokohama Aeroquip K.K. and its 49% interest in Aeroquip Mexicana S.A. The two transactions resulted in a net combined pretax gain of $17,300 ($5,000 net, or diluted net income per share of $.16). The combined pretax gain included net translation gains of $6,387 previously deferred in the currency translation component of equity.


NOTE 6 - INVENTORIES

Inventory costs determined by the LIFO method accounted for approximately 61% and 54% of the total inventories at December 31, 1997 and 1996, respectively. If all inventories valued by the LIFO method had been valued at current costs, these inventories would have been approximately $27,884 and $32,768 higher than reported at December 31, 1997 and 1996, respectively.


NOTE 7 - DEBT

                                                      1997         1996
                                                    --------     --------
7.875% senior debentures, due June 1, 2026          $100,000     $100,000
Medium term notes - interest rates from 6.61%
  to 7.58% - due at various dates from 2002
  to 2012                                            100,000           --
9.55% senior sinking fund debentures,
  due February 1, 2018                                42,000       42,000
6% convertible subordinated debentures,
  due October 15, 2002                                    --      100,000
7.95% notes, due May 1, 1997                              --       75,000
Industrial revenue bonds - interest rates from
  5.8% to 7.625% - due at various dates to 2013        7,300        7,333
Other                                                  9,264       10,203
                                                    --------     --------
                                                     258,564      334,536
Less current maturities                                1,857       76,809
                                                    --------     --------
                                                    $256,707     $257,727
                                                    ========     ========

In June 1997, the Company called its 6% convertible subordinated debentures for redemption. The debentures, which were due to mature on October 15, 2002, were convertible into common shares of the Company at a conversion price of $52.50 per share. Prior to the redemption date, debentures in the amount of $3,726 were converted into 70,950 shares of common stock.

NOTES TO FINANCIAL STATEMENTS

The 9.55% senior sinking fund debentures are subject to redemption prior to February 1, 2018, at the option of the Company, in whole or in part, at specified declining redemption prices plus accrued interest. In December 1997, the Company called these debentures for redemption on February 3, 1998. Proceeds from additional borrowings in 1998 under the Company's Medium Term Note program will be used to redeem the debentures. The pretax loss from redemption of the debentures amounting to approximately $2,500 will be recognized in the 1998 first quarter.

During 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission and issued thereunder $100,000 of 30-year debentures due June 1, 2026. In 1997, the Company established a $150,000 Medium Term Note program, committing to this program the remaining debt capacity of $150,000 under the 1996 shelf registration. Upon issuance, each series of notes may mature nine months or more from date of issuance and may have either a fixed or floating rate of interest. Notes in the amount of $100,000 were issued under this program in 1997. Also in 1997, the Company filed another shelf registration statement with the Securities and Exchange Commission, committing an additional $200,000 to the Medium Term Note program. The remaining borrowing capacity under the Medium Term Note program at December 31, 1997, was $250,000.

Under terms of a revolving credit agreement, negotiated in 1996 and expiring August 31, 2001, with a consortium of U.S. and non-U.S. banks, the Company may borrow up to $175,000. Borrowings under the credit line bear interest at rates agreed to by the Company and lenders. This agreement is maintained to support the Company's commercial paper borrowings and, to the extent not so utilized, to provide domestic borrowings. The remaining borrowing capacity under this agreement at December 31, 1997, was $138,800. Covenants of the revolving credit agreement and certain other debt instruments require the Company to maintain certain financial ratios, including a limitation that the Company's debt-to-capitalization ratio (exclusive of the effects of the change in accounting for postretirement benefit obligations) not exceed a specified amount. At December 31, 1997, retained earnings of $237,000 were available for the payment of cash dividends and purchase of common stock.

Maturities of long-term debt in 1998 and in the four succeeding years are $1,857, $1,143, $909, $261 and $170. Interest paid on all debt during 1997, 1996 and 1995 amounted to $27,664, $27,392 and $19,250, respectively. The weighted-average interest rate of outstanding notes payable at December 31, 1997 and 1996, was 6.5% and 5.7%, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - CONTINGENCIES

The Company or certain of its subsidiaries have been named parties to various lawsuits, claims and proceedings, including being named potentially responsible parties (PRP) for site investigation and cleanup costs under the Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) or similar regulations with respect to certain sites, as well as other product liability, tort and contract claims and lawsuits which have arisen in the ordinary course of the Company's business. While the ultimate outcome of the various lawsuits, claims and proceedings, including PRP designations and other environmental matters, cannot now be predicted, the Company believes that costs, in excess of amounts provided or covered by insurance as it relates to litigation, arising out of these matters, will not have a material adverse effect on the Company's consolidated financial position.


NOTE 9 - INCOME TAXES

The components of income before income taxes consist of the following:


                                               1997                  1996                  1995
                                              ------                ------                ------

U.S.                                          $ 84,300              $ 73,644              $ 45,506
Non-U.S.                                        63,853                79,777                82,690
                                              --------              --------              --------

                                              $148,153              $153,421              $128,196
                                              ========              ========              ========

Income tax expense consists of the following:

                                                1997                  1996                  1995
                                               ------                ------                ------

Current:
  U.S. federal                                 $ 23,231              $ 21,920              $ 21,131
  State and local                                 2,070                 2,676                 1,810
  Non-U.S.                                       22,466                14,107                17,410
                                               --------              --------              --------
                                                 47,767                38,703                40,351

Deferred:
  U.S. federal                                     (136)                4,356                (6,787)
  Non-U.S.                                         (331)                7,641                  (264)
                                               --------              --------              --------
                                                   (467)               11,997                (7,051)
                                               --------              --------              --------
                                               $ 47,300              $ 50,700              $ 33,300
                                               ========              ========              ========

NOTES TO FINANCIAL STATEMENTS

The effects of temporary differences and loss carryforwards giving rise to deferred tax assets and liabilities are as follows:




                                                         1997                      1996
                                                        ------                    ------

Gross Deferred Tax Assets
Postretirement benefits other than pensions             $  42,704                 $  42,849
Tax loss carryforwards                                      8,668                    15,885
Employee benefit accruals                                  14,289                    11,992
Other                                                       9,617                     2,320
                                                        ---------                 ---------
                                                           75,278                    73,046

Gross Deferred Tax Liabilities
Depreciation                                              (33,241)                  (32,169)
Other                                                      (7,980)                   (6,226)
                                                        ---------                 ---------
                                                          (41,221)                  (38,395)

Valuation allowances                                       (6,816)                  (12,589)
                                                        ---------                 ---------
Net deferred tax assets                                 $  27,241                 $  22,062
                                                        =========                 =========




The components of net deferred tax assets are classified in the Statement of Financial Position as follows:


                                                          1997                      1996
                                                         ------                    ------

Current assets                                           $   3,679                 $     837
Non-current assets                                          30,958                    28,189
Non-current liabilities                                     (7,396)                   (6,964)
                                                         ---------                 ---------
Net deferred tax assets                                  $  27,241                 $  22,062
                                                         =========                 =========

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - INCOME TAXES (Continued)


Valuation allowances decreased $5,773, $3,364 and $13,580 in 1997, 1996 and 1995, respectively.

Reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate follows:

                                                   1997               1996                1995
                                                  ------             ------              ------
Statutory U.S. federal income tax rate             35.0%              35.0%             35.0%
Increase (decrease) resulting from:
State and local taxes, net of U.S.
  federal tax benefit                                .9                1.1               1.0
Basis differences on affiliates sold                  -                4.1                -
Research and development credit                    (1.9)              (2.6)               -
Taxes in excess of (less than) the
  U.S. tax rate on non-U.S. earnings,
  including utilization of net operating
  loss carryforwards                                1.0               (3.2)             (9.1)
Other                                              (3.1)              (1.4)              (.9)
                                                   ----               ----              -----
Effective income tax rate                          31.9%              33.0%             26.0%
                                                   ====               ====             =====

At December 31, 1997, the Company had non-U.S. net operating loss carryforwards of $24,700 for income tax purposes. Loss carryforwards of approximately $11,900 have no expiration dates and the remainder expire in years through 2000. Income tax expense for the years 1997, 1996 and 1995 was reduced by $1,770, $3,730 and $5,440, respectively, due to utilization of operating loss carryforwards. Non-U.S. operating loss carryforwards in the amount of $5,600 expired in 1997, resulting in the loss of future tax benefits and a reduction in valuation allowances in the amount of $2,100.

The Company does not provide deferred income taxes on undistributed earnings of certain of its non-U.S. subsidiaries which have been reinvested indefinitely. Undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes have not been provided approximated $120,900 at December 31, 1997. Should these earnings be remitted, certain countries will impose withholding taxes that will be available for use as credits against any U.S. federal income tax liability, subject to certain limitations. It is not practical to estimate the amount of tax that would be payable should the Company remit these earnings.

Income taxes paid during 1997, 1996 and 1995 amounted to $31,798, $54,633 and $25,135, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 - LEASES

The Company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to approximately $20,457, $18,863 and $20,709 for 1997, 1996 and 1995, respectively. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997, are as follows:

         1998                                        $ 14,447
         1999                                          11,035
         2000                                           8,412
         2001                                           6,714
         2002                                           5,018
         Thereafter                                    13,698
                                                     --------
                                                     $ 59,324
                                                     ========

NOTE 11 - FINANCIAL INSTRUMENTS

At December 31, 1997, long-term debt amounting to $258,564, including current maturities, had an estimated fair value of $269,000. Estimated fair value for long-term debt, including current maturities, at December 31, 1996, was $339,677. Fair value for notes payable at December 31, 1997 and 1996, was approximately equal to the carrying amounts at those dates.

At December 31, 1997, the Company had forward exchange contracts outstanding with notional amounts equivalent to $12,800. The carrying amounts of these outstanding forward exchange contracts were $227. Fair value was approximately equal to the carrying amounts. These forward exchange contracts will mature at various dates through April 1998.

At December 31, 1997, the Company held currency option contracts maturing at various dates through December 1998, with notional amounts equivalent to $61,600. Fair value of these currency option contracts was approximately $600.

The Company had no forward exchange or currency option contracts outstanding at December 31, 1996.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - RETIREMENT PLANS

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

The following table sets forth the funded status and amounts recorded in the Company's Statement of Financial Position for defined-benefit plans.






                                                                  1997                                  1996
                                                     ------------------------------         -----------------------------
                                                       Assets           Accumulated           Assets          Accumulated
                                                       Exceed            Benefits             Exceed            Benefits
                                                     Accumulated          Exceed            Accumulated          Exceed
                                                      Benefits            Assets             Benefits            Assets
                                                     -----------        -----------         -----------        ----------
Actuarial present value
 of benefit obligation:
Vested benefit obligation                            $118,100           $ 33,000            $110,300           $ 34,800
                                                     ========           ========            ========           ========

Accumulated benefit obligation                       $119,900           $ 33,400            $111,600           $ 36,100
                                                     ========           ========            ========           ========

Projected benefit obligation                         $125,600           $ 35,000            $117,700           $ 40,100
Plans' assets at fair value                           167,200             14,200             139,000             15,200
                                                     --------           --------            --------           --------
Projected benefit obligation
 (in excess of) less than
 plans' assets                                         41,600            (20,800)             21,300            (24,900)
Unrecognized net gain                                 (25,500)            (8,200)             (5,700)            (6,900)
Unrecognized net (asset)
 obligation less amortization                            (800)             1,200                (800)             1,600
Unrecognized prior service cost                         4,600              1,600               3,300              1,800
                                                     --------           --------            --------           --------
Net pension asset (liability)
 recorded in the Statement
 of Financial Position                               $ 19,900           $(26,200)           $ 18,100           $(28,400)
                                                     ========           ========            ========           ========

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - RETIREMENT PLANS (Continued)

Components of net periodic pension cost for the defined-benefit plans and the total contributions charged to pension expense for the defined-contribution plans are summarized below.

                                                               1997                  1996                  1995
                                                              ------                ------                ------

Defined-benefit plans:
    Service cost - benefits earned                            $  2,200              $  2,400              $  2,300
    Interest cost                                               11,300                11,300                11,200
    Actual return on plans' assets                             (37,800)              (13,500)              (22,700)
    Net amortization and deferral                               24,600                 1,000                10,900
                                                              --------              --------              --------
Net pension cost - defined-benefit plans                           300                 1,200                 1,700
Defined-contribution plans                                      42,000                37,000                37,700
Other non-U.S. retirement plans                                  1,000                 1,200                 1,400
                                                              --------              --------              --------
Total                                                         $ 43,300              $ 39,400              $ 40,800
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





                                                               1997                  1996                  1995
                                                              ------                ------                ------
Discount rates:
  U.S.                                                          7.5%                  7.5%                  7.5%
  Non-U.S.                                                      7.2                   7.5                   7.5
Rates of increase in future compensation:
  U.S.                                                          4.0                   4.0                   4.0
  Non-U.S.                                                    3.0-5.0               3.0-5.5               3.0-6.0
Long-term rate of return on assets                             10.0                  10.0                  10.0

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

Components of postretirement benefit cost are as follows:

                                                                1997              1996             1995
                                                              -------           -------          -------

Service cost - benefits earned                                $  1,700          $  1,700          $  1,400
Interest cost                                                    8,100             8,200             7,600
Net amortization and deferral                                   (1,700)           (1,700)           (1,700)
                                                              ---------         ---------        ---------
Postretirement benefit cost                                   $  8,100          $  8,200         $   7,300
                                                              =========         =========        =========

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Continued)

The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1997 and 1996 (based on measurement of the accumulated postretirement benefit obligation at September 30), is as follows:

                                                                                  1997               1996
                                                                                --------           --------
Accumulated postretirement benefit obligation:
  Retirees                                                                      $  67,904          $  74,273
  Plans' participants fully eligible
    to receive benefits                                                            13,382             14,280
  Other active plan participants                                                   21,319             22,594
                                                                                ---------          ---------
                                                                                  102,605            111,147
Unrecognized prior service cost                                                    10,471             12,101
Unrecognized net gains (losses)                                                     9,196             (1,455)
                                                                                ---------          ---------
Accrued postretirement benefits
  other than pensions                                                           $ 122,272          $ 121,793
                                                                                =========          =========

Following are assumptions used in determining the postretirement benefit cost and the accumulated postretirement benefit obligation:






                                                                         1997             1996              1995
                                                                       -------          -------           -------

Discount rate                                                            7.5%             7.5%              7.5%
Projected health care cost trend rates:
  Under age 65                                                           8.6              9.1               9.6
  Over age 65                                                            6.4              6.7               7.0
  Ultimate                                                               5.25             5.25              5.25
Year ultimate health care cost trend
  rate is achieved                                                       2008             2008              2008

The projected health care cost trend rates listed above for under and over age 65 participants represent assumed increases in per capita cost of covered health care benefits for 1998, 1997 and 1996, respectively. For future years, the rates are assumed to decrease gradually and remain at the ultimate trend rate thereafter. A one-percentage-point increase in the projected health care cost trend rates would increase the 1997 postretirement benefit cost by $500 and the accumulated postretirement benefit obligation as of September 30, 1997, by $4,800.

NOTES TO FINANCIAL STATEMENTS

NOTE 14 - CAPITAL STOCK AND EMPLOYEE STOCK OPTIONS

The Company has rights outstanding as set forth in a Rights Agreement, whereby holders of common stock have one right for each share of common stock outstanding. When exercisable, each right entitles its holder to buy one one-hundredth of a new preferred share for $125. The Company has 4,000,000 shares of serial preferred stock authorized, of which no shares were outstanding at December 31, 1997 or 1996. If a person or group acquires 20% or more of the Company's outstanding common stock without complying with the Ohio Control
Share Acquisition Act, or engages in certain self-dealing transactions, holders of rights will be entitled to purchase (a) common stock of the Company at one-half the market price, or (b) shares of an acquiring company at one-half the market price, depending upon the circumstances of the transaction. The Company may redeem the rights at a price of $.01 per right at any time prior to the rights becoming exercisable. The rights expire in 1999.

The Company's 1994 Stock Incentive Plan (the 1994 Plan) permits the issuance of stock options, stock appreciation rights (SARs) and performance awards to selected salaried employees as approved by the Organization and Compensation Committee of the Board of Directors. The number of shares of common stock that may be issued or transferred under the 1994 Plan may not exceed 1,419,900 shares.

Options may be granted to selected employees to purchase common stock at a price not less than 100% of fair market value on the date of grant. The term of each award will be determined by the Organization and Compensation Committee. All options granted as of December 31, 1997, expire 10 years after date of grant. Options granted prior to 1996 became exercisable one year after date of grant. Options granted thereafter become exercisable ratably over a three-year period commencing one year following date of grant. Options that expire, terminate or are canceled without exercise are available for the grant of new awards.

Performance awards may be granted to selected employees to receive future payments contingent on continuous service with the Company and achievement of pre-established goals under provisions of the Company's Mid-Term Incentive Plan. Such awards may be settled in cash, common shares available under the 1994 Plan or a combination of both as determined by the Organization and Compensation Committee. In January 1998, 1997 and 1996, 16,925, 44,314 and 40,977 shares, respectively, of common stock were distributed to participants as performance awards under provisions of the Mid-Term Incentive Plan for the three-year periods ended December 31, 1997, 1996 and 1995, respectively. In 1998, the Company discontinued its Mid-Term Incentive Plan.

The Company accounts for its employee stock options in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. As a result, no compensation expense for employee stock options has been recognized in the financial statements because such options were granted at market value at date of grant. However, pro forma information regarding net income and net income per share is required by Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and has been determined for disclosure purposes as if the Company had accounted for employee stock options under the fair value method as prescribed by that statement. The fair values of the Company's employee stock options were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions for 1997, 1996 and 1995, respectively:

NOTES TO FINANCIAL STATEMENTS


                                                      1997             1996              1995
                                                    -------          -------           -------

Risk-free interest rates                               5.8%            6.52%             6.23%
Expected dividend yields                               1.9%            2.30%             2.13%
Expected stock price volatility                        .323             .319              .329
Weighted-average expected option life               5 years          6 years           6 years



For purposes of pro forma disclosures, the estimated fair values of employee stock options are amortized to expense over the options' vesting periods. The estimated fair values per share of options granted during 1997, 1996 and 1995 were $13.43, $11.36 and $11.73, respectively. Pro forma net income and net income per share for 1997, 1996 and 1995 are as follows:




                                                    1997              1996             1995
                                                   -------          -------           -------
Net income                  As reported            $100,853         $102,721          $ 94,896
                            Pro forma                99,505          101,293            93,616

Diluted net income
per share                   As reported                3.51             3.51              3.20
                            Pro forma                  3.46             3.46              3.16



Options outstanding at December 31, 1997, had a range of exercise prices from $22.50 to $42.13 and a weighted-average remaining contractual life of approximately eight years.

At December 31, 1997, the Company had 1,204,969 shares of common stock reserved for issuance in connection with stock options and performance awards.

The following table summarizes stock option activity for the years 1997, 1996 and 1995.





                                                      1997                            1996                           1995
                                             --------------------------       ----------------------       --------------------
                                                              Weighted-                    Weighted-                     Weighted-
                                                               Average                      Average                        Average
                                               Option          Exercise         Option      Exercise        Option        Exercise
                                               Shares           Price           Shares       Price          Shares           Price
                                             --------------------------       ----------------------       --------------------
Outstanding at January 1                      1,405,950       $ 31.30         1,164,980      $ 30.67       1,097,230      $ 29.29
Granted                                         342,000         42.13           349,000        33.02         312,500        33.75
Exercised                                      (592,041)        29.52           (86,030)       29.18        (200,350)       27.72
Forfeited                                       (16,998)        34.77            (4,500)       33.58          (9,000)       33.75
Canceled                                         (9,000)        33.44           (17,500)       33.52         (35,400)       31.46
Outstanding at December 31                    1,129,911         35.44         1,405,950        31.30       1,164,980        30.67
Exercisable at December 31                      587,754         32.38         1,059,950        30.74         861,480        29.58
Available for future awards
  at December 31                                 58,133                         391,060                      762,374

NOTES TO FINANCIAL STATEMENTS

NOTE 15 - BUSINESS SEGMENTS

The Company is managed as two businesses - Aeroquip and Vickers, through the industrial, automotive and aerospace business segments. Aeroquip and Vickers are worldwide manufacturers and distributors of components and systems to industrial, automotive and aerospace markets. Sales are direct to customers through Company sales personnel, or indirect through independent distributors.

The industrial business segment serves original equipment and aftermarket customers in various worldwide markets (principally in the U.S., Europe, Asia-Pacific and Brazil) including construction, mining, logging and farm equipment; machine tool; process industries; electrical machinery; air conditioning/refrigeration; electronics; lift truck; material handling; plant maintenance; and housing and commercial construction.

The automotive business segment serves worldwide automobile, light truck, sport utility and van manufacturers (principally in the U.S. and Europe).

The aerospace business segment serves original equipment and aftermarket customers in worldwide commercial aerospace and defense markets (principally in the U.S. and Europe) including commercial aircraft, air defense, cargo handling, combat and support vehicles, commuter aircraft, engines, marine, defense aircraft, military weaponry, missiles and naval machinery.

Products include all pressure ranges of hose, fittings, adapters and couplings; hydraulic pumps, motors and cylinders; electric motors and drives; hydraulic and electronic controls; filters; fluid-evaluation products and services; and a variety of custom-engineered molded and extruded plastic products.

Operating income is net sales less operating expenses. Operating expenses include cost of products sold; selling and general administrative expenses; and engineering, research and development expenses. Operating income for 1997 included a charge of $30,000 in the automotive segment to exit the interior plastics business (see Note 3). Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist of cash, receivables, properties and deferred charges.

     NOTES TO FINANCIAL STATEMENTS

     NOTE 15 - BUSINESS SEGMENTS (Continued)



     The following data relate to business segments:

                                                                                                  Depreciation
                                                                                 Identi-               and
                                                            Operating            fiable           Amortization         Capital
                                         Net Sales           Income              Assets             Expense          Expenditures
                                        -----------        -----------         -----------        -----------        ------------

1997
----

Industrial                              $1,170,192         $  107,032          $  849,171         $   42,334         $   93,563
Automotive                                 454,096             19,019(a)          167,843             13,750             24,048
Aerospace                                  488,005             90,006             315,679             14,680             18,899
                                        ----------         ----------          ----------         ----------         ----------
                                        $2,112,293            216,057           1,332,693             70,764            136,510
                                        ==========
Corporate                                                     (24,417)             42,321              2,437              3,301
Investments in
affiliates                                                          -               1,582                  -                  -
                                                           ----------          ----------         ----------         ----------
                                                           $  191,640(a)       $1,376,596         $   73,201         $  139,811
                                                           ==========          ==========         ==========         ==========
1996
----
Industrial                              $1,138,501         $  105,703          $  765,734         $   39,941         $   58,221
Automotive                                 503,781             35,082             236,113             17,945             17,715
Aerospace                                  390,633             59,637             255,221             12,927             13,313
                                        ----------         ----------          ----------         ----------         ----------
                                        $2,032,915            200,422           1,257,068             70,813             89,249
                                        ==========
Corporate                                                     (23,847)             30,226              2,660              1,377
Investments in
affiliates                                                          -               2,193                  -                  -
                                                           ----------          ----------         ----------         ----------
                                                           $  176,575          $1,289,487         $   73,473         $   90,626
                                                           ==========          ==========         ==========         ==========
1995
----
Industrial                              $1,051,106         $  121,962          $  709,503         $   31,151         $   58,298
Automotive                                 494,016             24,107             235,665             19,042             21,848
Aerospace                                  338,891             38,631             200,315             12,029             12,198
                                        ----------         ----------          ----------         ----------         ----------
                                        $1,884,013            184,700           1,145,483             62,222             92,344
                                        ==========
Corporate                                                     (25,491)             39,679              2,377              1,611
Investments in
affiliates                                                          -              38,989                  -                  -
                                                           ----------          ----------         ----------         ----------

                                                           $  159,209          $1,224,151         $   64,599         $   93,955
                                                           ==========          ==========         ==========         ==========


(a)  Includes a special charge amounting to $30,000.

       NOTES TO FINANCIAL STATEMENTS

       NOTE 16 - NON-U.S. OPERATIONS

       U.S. net sales include export sales to unaffiliated non-U.S. customers of $185,541, $186,132 and $150,212 in 1997, 1996 and 1995, respectively.
       Currency exchange losses charged to Other income (expense) - net amounted to $4,293, $2,846 and $1,849 in 1997, 1996 and 1995, respectively.

       The following summary of financial data pertains to the Company and its non-U.S. operations. The geographic groupings of non-U.S. operations have been based on similarities of business environments and geographic proximity.



                                United
                                States            Europe              Other            Eliminations       Consolidated
                                ------            ------              -----            ------------      ------------
1997
----
Net sales                      $1,356,334         $  624,140       $  131,819          $        -          $2,112,293
Operating income (loss)           155,151             37,234             (745)                  -             191,640(a)
Identifiable assets               987,461            323,624          119,286              55,357           1,375,014
Total assets                      989,043            323,624          119,286              55,357           1,376,596
Total liabilities                 727,831            150,267           50,932              62,633             866,397
                               ==========         ==========      ===========          ==========         ===========


1996
----
Net sales                      $1,291,875         $  626,411       $  114,629          $        -          $2,032,915
Operating income                  123,337             51,432            1,806                   -             176,575
Identifiable assets               907,912            332,225           87,999              40,842           1,287,294
Total assets                      910,105            332,225           87,999              40,842           1,289,487
Total liabilities                 726,536            140,598           29,087              53,150             843,071
                               ==========         ==========       ==========          ==========          ==========


1995
----
Net sales                      $1,175,509         $  592,799       $  115,705          $        -          $1,884,013
Operating income                  111,029             35,707           12,473                   -             159,209
Identifiable assets               806,641            321,995           83,165              26,639           1,185,162
Total assets                      845,630            321,995           83,165              26,639           1,224,151
Total liabilities                 676,523            141,636           31,325              26,205             823,279
                               ==========         ==========       ==========          ==========          ==========




              (a) Includes a special charge amounting to $9,700 in the United States and $20,300 in Europe, totaling $30,000.

NOTES TO FINANCIAL STATEMENTS

NOTE 17 - OTHER INFORMATION

                                                                          1997         1996
                                                                        --------     --------
RECEIVABLES
-----------
Receivables                                                             $363,523     $358,744
Less allowance for doubtful accounts                                      14,701       16,032
                                                                        --------     --------
                                                                        $348,822     $342,712
                                                                        ========     ========

INVENTORIES
-----------
In-process and finished products                                        $239,800     $202,214
Raw materials and manufacturing supplies                                  54,967       59,955
                                                                        --------     --------
                                                                        $294,767     $262,169
                                                                        ========     ========

OTHER CURRENT ASSETS
--------------------
Deferred income taxes                                                   $  3,679     $    837
Prepaid expenses and other current assets                                 45,644       44,435
                                                                        --------     --------
                                                                        $ 49,323     $ 45,272
                                                                        ========     ========

PLANTS AND PROPERTIES - AT COST
-------------------------------
Land and improvements                                                   $ 21,458     $ 22,543
Buildings                                                                198,882      205,948
Machinery and equipment                                                  694,572      718,289
Construction in progress                                                  78,090       50,570
                                                                        --------     --------
                                                                        $993,002     $997,350
                                                                        ========     ========

OTHER ASSETS
------------
Goodwill, net of accumulated amortization of $13,077
  and $9,509 in 1997 and 1996, respectively                             $111,905     $110,005
Deferred income taxes                                                     30,958       28,189
Receivables, deposits and other assets                                    47,943       39,723
                                                                        --------     --------
                                                                        $190,806     $177,917
                                                                        ========     ========

NOTES PAYABLE
-------------
Commercial paper                                                        $ 36,177     $ 27,657
Short-term notes payable to banks                                         47,867        4,162
                                                                        --------     --------
                                                                        $ 84,044     $ 31,819
                                                                        ========     ========

OTHER ACCRUED LIABILITIES
-------------------------
Employees' compensation and amounts
  withheld therefrom                                                    $117,107     $111,561
Taxes, other than income taxes                                            10,177        6,433
Other accrued liabilities                                                 85,516       70,979
                                                                        --------     --------
                                                                        $212,800     $188,973
                                                                        ========     ========

INVESTOR INFORMATION


STOCK EXCHANGES
---------------

Aeroquip-Vickers' common stock is traded on the New York, Chicago and Pacific Stock Exchanges, and on the London and Frankfurt Stock Exchanges. Our NYSE ticker symbol is ANV.


STOCK OWNERSHIP
---------------

On December 31, 1997, there were 9,071 record holders of Aeroquip-Vickers' common stock. Although exact information is unavailable, Aeroquip-Vickers estimates there are approximately 7,000 additional beneficial owners, based upon the 1997 proxy solicitation.


DIVIDEND INFORMATION
--------------------

Cash dividends have been paid without interruption on common stock since 1933. The payment of dividends is subject to restrictions described in Note 7 of Notes to Financial Statements.


QUARTERLY COMMON STOCK INFORMATION
----------------------------------

                                     1997                            1996
                                     ----                            ----
          Quarter Ended     High      Low       Close       High       Low      Close

March 31                    40.38    33.50      33.50      32.75       27.25    31.88
June 30                     49.38    32.63      47.25      36.00       31.25    33.38
September 30                57.50    47.50      49.00      33.75       27.88    31.63
December 31                 56.25    46.00      49.06      37.13       29.00    36.38


DIVIDEND PAYMENTS PER SHARE OF COMMON STOCK
-------------------------------------------

                                    1997                     1996
                                   --------                 --------

March                              $    .20                 $    .20
June                                    .20                      .20
September                               .20                      .20
December                                .20                      .20
                                   --------                 --------
                                   $    .80                 $    .80
